

10010157

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: **January 2010**

Commission File Number: 01-15016



MDS

MDS INC.
(Translation of registrant's name into English)

2810 Matheson Blvd. East, Suite 500
Mississauga, Ontario Canada L4W 4X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F........ Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDS INC.

Date: **January 26, 2010**

By: /s/ Peter E. Brent

Peter E. Brent
Title: Senior Vice-President, Legal and Corporate Secretary

Documents Included as Part of this report:

No.	Document
1.	MDS INC. - NOTICE OF ANNUAL AND SPECIAL MEETING AND MANAGEMENT PROXY CIRCULAR
2.	MDS INC. - PROXY FORM
3.	PRINTER FRIENDLY VERSION OF MDS INC. ANNUAL REPORT
4	PRINTER FRIENDLY VERSION OF MDS INC. NOTICE OF ANNUAL AND SPECIAL MEETING AND MANAGEMENT PROXY CIRCULAR

2009
ANNUAL
REPORT



Focus on MDS Nordion


MDS

Science advancing health

In February 2009, MDS Inc.'s Board of Directors constituted a committee of independent directors to support the Company's continuing process of reviewing alternatives to improve shareholder value. The Special Committee, working closely with Management and outside financial and legal advisors, developed a strategy to reposition the Company. The strategy is intended to unlock the value of MDS businesses in the near-term, and enable a substantial return of proceeds to shareholders from the sale of certain MDS assets.

On September 2, 2009, further to its decision in June to exit the late-stage contract research organization (CRO) market, MDS disclosed the major tenets of its repositioning strategy. These included an agreement to sell its MDS Analytical Technologies business to Danaher Corporation, and the intent to sell the remaining MDS Pharma Services business. Upon completion of these transactions, the Company would be focused solely on its MDS Nordion business, a leading provider of products and services for medical imaging and radiotherapeutics, and sterilization technologies.

To date, the repositioning of MDS has resulted in the following activities:

- **June 1, 2009:** Announced Intention to Exit Late-Stage CRO Market; Reached Agreement to Sell MDS Pharma Services Phase II–IV Operations to INC Research, Inc.
- **July 1, 2009:** Completed Divestiture of MDS Pharma Services Phase II–IV Operations
- **September 2, 2009:** Announced Strategic Repositioning; Reached Agreement to Sell MDS Analytical Technologies to Danaher Corporation and Announced Intent to Return $400 Million–$450 Million of Sale Proceeds to Shareholders; Declared Intent to Sell Remaining MDS Pharma Services Business
- **September 16, 2009:** Announced Chief Executive Officer (CEO) Transition Plan; Named MDS Nordion President Steve West as MDS Chief Operating Officer, Future MDS CEO
- **October 9, 2009:** Reached Agreement to Divest MDS Pharma Services Central Labs Operation to Czura Thornton
- **October 20, 2009:** Held Special Meeting of Shareholders to Approve Sale of MDS Analytical Technologies to Danaher Corporation; More Than 99% of the Common Shares Voted Were in Favor of the Sale
- **November 2, 2009:** Finalized Divestiture of MDS Pharma Services Central Labs Operation; Completed Exit from Late-Stage CRO Market
- **January 8, 2010:** Appointed Steve West MDS Inc. Chief Executive Officer; Appointed Peter Dans Future Chief Financial Officer

The following financial highlights reflect MDS's intended go-forward business, MDS Nordion, which is focused on Medical Imaging and Radiotherapeutics, and Sterilization Technologies.

Years ended October 31 (millions of U.S. dollars, except EPS)	2009	2008	% Change
FINANCIAL RESULTS[1]			
Net revenue	**$ 231**	$ 296	(22%)
Adjusted EBITDA[2]	**$ 32**	$ 26	23%
Operating loss	**$ (2)**	$ (355)	99%
EPS			
Adjusted[2]	**$ 0.02**	$ –	n/m
As reported	**$ (0.12)**	$ (2.02)	94%
Cash from continuing operating activities	**$ 81**	$ (110)	174%
Capital expenditures	**$ 10**	$ 13	(23%)
FINANCIAL POSITION			
Cash and cash equivalents	**$ 298**	$ 117	155%
Total assets	**$ 1,626**	$ 1,836	(11%)
Net debt	**$ (47)**	$ 144	(133%)
Shareholders' equity	**$ 994**	$ 1,090	(9%)

[1] From continuing operations, except where noted
[2] Excluding certain adjusting items as discussed in our MD&A
n/m - not meaningful

Decisive action to reposition MDS



James S. A. MacDonald

Faced with challenging business conditions and a significant decline in the stock price, the Board of Directors took decisive steps in 2009 to strategically reposition MDS. The actions taken were intended to unlock the value of the Company's businesses in the near term to deliver shareholder value.

MDS continued to face an extremely difficult business environment in 2009. The global economic slowdown created soft markets for our MDS Analytical Technologies and MDS Pharma Services businesses, and the unexpected shutdown of Atomic Energy of Canada Limited's reactor created isotope supply issues for MDS Nordion. With this backdrop and operating with the objective of delivering shareholder value, a Special Committee of the Board was established in February 2009 to review strategic alternatives for the Company. Significant progress was made throughout the year evaluating options and taking action.

In June 2009, we announced our intention to divest MDS Pharma Services Late Stage operations. We completed the sale of our Phase II-IV operations in July 2009 and our Central Labs operation was sold in October 2009.

In September 2009, we announced a strategic repositioning of MDS that we believe will be in the best interests of the Company and its shareholders. When completed, the repositioning will see the Company focused solely on its MDS Nordion business, with shareholders expecting to receive a significant return of sale proceeds through share buybacks.

To that end, we signed an agreement to sell the MDS Analytical Technologies business for $650 million in cash, which was approved by shareholders at a Special Meeting held on October 20, 2009. MDS currently expects that the sale will close in the first calendar quarter of 2010, following receipt of regulatory approvals and the satisfaction of closing conditions. We currently anticipate returning approximately $400 million to $450 million of sale proceeds to shareholders by way of a share buyback.

As the go-forward business, MDS Nordion holds leadership positions in attractive markets – medical imaging and radiotherapeutics, and sterilization technologies. It is a business with positive cash-flow and a track record of successful execution, and will be strongly capitalized.

With the strategic repositioning of the Company under way, Stephen P. DeFalco stepped down as President and Chief Executive Officer in January 2010. On behalf of the Board of Directors, we wish Stephen all the best for success in his future endeavors.

Taking over as the Company's Chief Executive Officer is Steve West, formerly President of MDS Nordion and most recently Chief Operating Officer of MDS Inc. Steve has been with the Company for more than nine years, and has extensive expertise in the medical imaging and radiotherapeutics, and sterilization technologies businesses. He is an experienced and proven leader with strong business acumen, and he has the full support of the Board to lead the Company into the future.

I would like to take this opportunity to thank my fellow Board members and the Company's management team for their dedication and commitment over the past year. We believe we have taken the right steps to refocus the Company, to unlock near-term value for shareholders, and to position MDS Nordion to deliver returns in the years ahead.

James S. A. MacDonald
Chairman of the Board

Preparing for the future



Steve M. West

With the strategic repositioning of MDS under way, the Company is focused on preparing MDS Nordion to become a strong, stand-alone business.

Since its inception more than 60 years ago, MDS Nordion has built its heritage on delivering products targeted at the prevention, detection, diagnosis and treatment of disease.

We are focused on two highly attractive markets. Medical Imaging and Radiotherapeutics, and Sterilization Technologies. MDS Nordion produces a comprehensive range of products for medical imaging used to diagnose heart disease and various forms of cancer. We also supply targeted therapies for a variety of cancers, including TheraSphere®, which is used to treat liver cancer. Customers use our gamma-sterilization technologies to sterilize medical surgical supplies and devices, as well as certain consumer products, such as food and cosmetics.

Our continuing focus on commercial excellence – including regulatory compliance, and best-in-class manufacturing and distribution – has created a solid foundation for leadership and growth.

With leadership positions in core markets and a diversified customer base, MDS Nordion is well positioned to generate cash to support investment in its business and to provide returns for its shareholders. Our experienced management team has demonstrated its ability to strengthen the business, and our highly skilled employees consistently strive to deliver quality results for customers and partners. Looking ahead, we have defined prudent strategies aimed at preserving and extending the value of our core businesses, while fostering growth through disciplined investment in innovation.

2009 Financial Performance

MDS Inc.'s overall financial performance in the 2009 fiscal year was negatively impacted by the global economic downturn. Specific to MDS Nordion, performance was significantly affected by the ongoing shortage of medical isotopes arising from the May 2009 shutdown of Atomic Energy of Canada's (AECL's) National Research Universal (NRU) reactor, as well as a reduced supply of cobalt in our markets. As a result, total revenue for MDS Nordion in fiscal 2009 declined approximately 22% and adjusted EBITDA was down about 8%.

Managing Medical Isotope Supply Challenges

The unexpected and prolonged shutdown of the NRU created a global medical-isotope shortage, and AECL has stated that the reactor will be out of service until at least the first calendar quarter of 2010. In response, MDS Nordion has taken a number of steps intended to secure a more stable and long-term supply of medical isotopes.

First and foremost, we continue to urge the Government of Canada and AECL to bring the MAPLE reactors online. MDS has invested more than $350 million in this project over the last 13 years, and strongly believes the MAPLEs will help address the global shortage of medical isotopes. In May 2008, we commenced arbitration to compel AECL to return to work and fulfill their contractual obligation to bring the MAPLEs into service. In May 2008, MDS also filed a C$1.6 billion court claim against both AECL and the Government of Canada. We continue to urge the Government to restart the MAPLEs, and in July 2009, MDS submitted a proposal to their Expert Review Panel on Medical Isotope Production, outlining an approach to bring the MAPLEs into service.

To maintain our market leadership, we intend to drive commercial excellence by building on our world-class quality and regulatory processes, our best-in-class manufacturing, and our extensive distribution infrastructure.

We are also in the process of identifying and assessing the feasibility of a number of alternate sources for the long-term supply of medical isotopes. We are collaborating with TRIUMF, Canada's national laboratory for particle and nuclear physics, to examine the potential of providing us with photo fission-based molybdenum-99 (Mo-99) to support market demand. In addition, we have entered into an agreement with the Karpov Institute of Physical Chemistry in Moscow, Russia to study the feasibility of providing a viable and reliable source of Mo-99 for our global nuclear medicine markets.

Important Achievements

In addition to the medical-isotope supply collaborations, a number of other significant achievements occurred during 2009 that bode well for MDS Nordion's future:

- TheraSphere®, our targeted internal radiation therapy for patients with inoperable primary liver cancer, maintained its growth trajectory by generating a 28% increase in revenue in 2009. Revenue from this innovative product has grown by 36% on a compounded annual basis since 2006. In March, to further expand TheraSphere's® market presence, we launched an improved administration system for this innovative treatment to enhance safety to the operator, and increase efficiency in the delivery of this powerful therapy.
- In May, to enhance supply for our European markets, we opened a new radiopharmaceutical production facility in Fleurus, Belgium, built to the highest Good Manufacturing Practices (GMP) standards.
- In May, we announced a partnership with TRIUMF and the University of British Columbia to develop new diagnostic imaging agents. This strategic partnership is intended to accelerate innovation, which could lead to the commercialization of new molecular medicine products.
- In June, we commenced manufacturing CardioGen-82® for Bracco Diagnostics, Inc., one of the world's leading providers of diagnostic imaging agents.
- In October, MDS Nordion was selected as one of Canada's top 100 employers, acknowledging our ongoing effort to create a positive work environment.

Opportunities Ahead

Looking to the future, our first priority is to focus on our core businesses. We are making every effort to secure a reliable, long-term supply of medical isotopes for our nuclear medicine customers and the patients they serve. We are also working to accelerate the market expansion of our well-established products like TheraSphere® and build on our strong market position in sterilization.

Second, to maintain our market leadership, we continue to drive commercial excellence by building on our world-class quality and regulatory processes, our best-in-class manufacturing, and our extensive distribution infrastructure.

Third, we anticipate fostering disciplined growth by investing in innovation, and expanding our network of R&D partnerships and collaborations to develop breakthrough therapeutic solutions.

Finally, as we transition the Company to focus solely on MDS Nordion, we have implemented a comprehensive plan to reduce overhead costs and enhance efficiency. Over time, we will close our Toronto offices and consolidate all operations and administration functions at MDS Nordion's headquarters in Ottawa. Subject to the timing and closing of the Company's restructuring initiatives, we expect that all transition and programs will be substantially completed by the end of 2010.

The past year has been very challenging for MDS, and I would like to thank the Board of Directors, as well as our management team and all our employees, for their commitment, hard work and contributions during this evolutionary process. We remain dedicated to building a Company in which our employees take pride, and are committed to capitalizing on our leading market presence to build value for shareholders.



Steve M. West
Chief Executive Officer

Focus on MDS Nordion

Nordion is a world leader in two global markets:

- Medical Imaging and Radiotherapeutics
- Sterilization Technologies

History:

- Founded in 1946, the Company has grown to where it now generates approximately $230 million in revenues from more than 50 products sold to a well-diversified base of over 650 customers in 70 countries around the world
- Processor of cobalt for sterilization for more than 40 years
- Delivery of medical isotopes to our customers for over 30 years
- In the past 10 years, we have expanded our radiotherapeutic capabilities through a number of partnerships and collaborations, and continued growth in TheraSphere®



MDS Nordion intends to build on its global market leadership through a well-defined, three-part strategy:

1. Focus on core businesses by increasing revenues from its industry-leading line of products
2. Drive commercial excellence through its world-class quality, regulatory and human-resources processes, and best-in-class manufacturing distribution and logistics capabilities
3. Foster disciplined growth through investments in innovation and partnerships to develop new breakthrough products

Revenue by Geography


Rest of World 4%
Asia 18%
North America 64%
Europe 14%

Medical Imaging and Radiotherapeutics

MDS Nordion is a global leader in providing innovative technologies for use in medical imaging and radiotherapeutics. It supplies medical isotopes to precisely diagnose, monitor and treat disease, as well as providing targeted treatments for a variety of cancers, including liver and brain cancer and non-Hodgkin's lymphoma. MDS Nordion continues to foster applied research-and-development partnerships for faster and more effective drug development, enabling health-care professionals to better diagnose and treat their patients.

Key Priorities:

- Secure long-term medical-isotope supply
- Expand radiopharmaceutical product development
- Drive organic growth through innovation and partnerships
- Expand marketing, research and development capabilities



Market Position

Consumables used in medical imaging and treatments

Market Leadership Positions

Medical isotopes

Manufacturer in Radioimmunotherapy

Y-90 radiotherapy

Primary Segments



Cardiology

Nordion provides more molybdenum-99 for use in technetium-99m generators than any other company in the world. Technetium is the critical component for the diagnosis and risk stratification of patients with coronary artery disease.



Oncology

Nordion is a leader in medical imaging and radiotherapeutics. Whether you are receiving a bone scan or being treated for liver cancer, Nordion products can be used for the diagnosis, monitoring and treatment of disease to improve the health and well-being of patients.



Neurology

Nordion is a major provider of medical isotopes for the studies of cerebral anatomy and blood flow. Nordion is also a key partner in the development of new, innovative, neuro-degenerative imaging agents.

Products

Isotopes
Molybdenum-99
Iodine-131
Iodine-123
Iodine-125
Palladium-103
Strontium-82
Thallium-201

Proprietary
Glucotrace®
TheraSphere®

Partnerships
Bexxar®*
Zemiva™*
Azedra™*
CardioGen-82®*

* Contract manufacturer

Sterilization Technologies

MDS Nordion's innovative and industry-leading technologies are used to sterilize medical devices, instruments and supplies for the prevention of disease. Almost half of the world's single-use medical supplies and devices are sterilized with this technology. This technology is also used to sterilize a vast array of consumer products, including food, contact-lens solution and cosmetics.

Key Priorities

- Optimize value of cobalt
- Expand existing product offerings into new global markets
- Build on strong market position



Market Position

Equipment, consumables and services for sterilization

Market Leadership Position

Gamma sterilization technology

Primary Segments



Medical Surgical Supplies
Syringes, catheters, drapes, gowns, sutures and gloves.



Medical Devices
Stents, patches, tissue, and regenerative medicine.



Consumer Products
Meat and poultry, ready-to-eat, fruits and vegetables, and spices.
Contact-lens solutions and cosmetics.

Products

Cobalt-60

Production irradiators

Iridium-192

GammaMat®

Medical needles

Equipment upgrades and services

Mailing Address

2810 Matheson Boulevard East,
Suite 500
Mississauga, Ontario L4W 4X7
Canada
Telephone: 905-267-4222
Facsimile: 905-267-4277

Website Address

www.mdsinc.com

Transfer Agent and Registrar

CIBC Mellon Trust Company
Toronto, Ontario, Canada
Telephone: 1-800-387-0825
Answer Line: 416-643-5500
Email: inquiries@cibcmellon.com

Auditors

Ernst & Young LLP

MDS Stock Split History

1980 – September 16	2:1
1983 – July 12	2:1
1990 – March 10	2:1
1996 – November 15	2:1
2000 – September 26*	2:1

* stock dividend – same as stock split

Investor Information

Contact: Catherine Love
Telephone: 905-267-4230
Facsimile: 905-267-4277
Email: catherine.love@mdsinc.com

Legal Counsel

Fasken Martineau

Stock Listing

MDS shares are listed on the TSX: MDS and the NYSE: MDZ.

MDS is part of the S&P/TSX Capped Health Care Index.

MDS Annual and Special Meeting

Shareholders are invited to attend the Company's Annual and Special Meeting at 11 a.m. ET on Thursday, March 11, 2010

Brookstreet Hotel
525 Legget Drive
Ottawa, Ontario K2K 2W2
Canada

Annual and Interim Reports

Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS Inc. Website at **www.mdsinc.com**, or at **MDS Shareholder Communication Service** at 905-267-4222, ext 6500, or 1-888-MDS-7222.

Trademarks

The following are registered trademarks of MDS Inc. or its subsidiaries:

GammaMat®
Glucotrace®
TheraSphere®

The following are registered trademarks belonging to the companies indicated:

Azedra™	Molecular Insight Pharmaceuticals Inc.
Bexxar®	GlaxoSmithKline
CardioGen-82®	Bracco Diagnostics, Inc.
SAS®	SAS
Zemiva™	Molecular Insight Pharmaceuticals Inc.

MDS Analytical Technologies, through its Sciex division, markets its instruments under the brand names "Applied Biosystems / MDS Analytical Technologies" and "Perkin Elmer Sciex" through its joint-venture partners, Life Technologies Corporation (formerly Applied Biosystems, Inc.) and Perkin Elmer, Inc., respectively.

We are always looking for ways to improve, and will make changes to each year's Annual Report based on feedback from our readers. Please feel free to comment by sending an email to **investorrelations@mdsinc.com**.

Board of Directors

James S. A. MacDonald
Chairman

Paul S. Anderson
Member of the Corporate Governance and Nominating Committee
Member of the Environment, Health and Safety Committee

William D. Anderson
Chair of the Audit Committee

William G. Dempsey
Member of the Audit Committee
Member of the Environment, Health and Safety Committee

William A. Etherington
Chair of the Human Resources and Compensation Committee
Member of the Corporate Governance and Nominating Committee

Robert W. Luba
Member of the Audit Committee
Member of the Human Resources and Compensation Committee

Richard H. McCoy
Member of the Audit Committee
Member of the Corporate Governance and Nominating Committee

Mary A. Mogford
Chair of the Corporate Governance and Nominating Committee
Member of the Environment, Health and Safety Committee
Member of the Human Resources and Compensation Committee

Gregory P. Spivey
Member of the Corporate Governance and Nominating Committee
Member of the Human Resources and Compensation Committee

Steve M. West
Chief Executive Officer

Executive Management Team

Steve M. West
Chief Executive Officer

Andrew W. Boorn
President, MDS Analytical Technologies

Mary E. Federau
Executive Vice-President, Global Human Resources

Thomas E. Gernon
Executive Vice-President, Information Technology and Chief Information Officer

Kenneth L. Horton
Executive Vice-President, Corporate Development and General Counsel

Janet Ko
Senior Vice-President, Communications

Douglas S. Prince
Executive Vice-President, Finance and Chief Financial Officer

David Spaight
President, MDS Pharma Services

DESIGN: BRYAN MILLS IRADESSO, TORONTO PRINTING: ANNAN & SONS LTD. PRINTED IN CANADA



CORE PURPOSE

To make a distinctive contribution to the health and well-being of people around the world.

CORE VALUES

Commitment to excellence

Striving to reach our full potential as a company and as individuals; doing the right things the right way.

Mutual trust

Having confidence enough to rely on others and be open to new people and different ideas.

Respect for people

Showing genuine concern for others, and treating people as individuals, with understanding and appreciation.

Integrity

Being reliable and accountable in word and behaviour.

MDS Inc.
2810 Matheson Boulevard East,
Suite 500
Mississauga, Ontario L4W 4X7
Canada
www.mdsinc.com

MDS
Science advancing health

2009 ANNUAL REPORT

FINANCIAL REVIEW



Focus on MDS Nordion

MDS

Science advancing health

MANAGEMENT'S DISCUSSION AND ANALYSIS

January 25, 2010

The following is Management's Discussion and Analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2009 and its financial position as of October 31, 2009. This MD&A should be read in conjunction with the audited consolidated financial statements and notes that follow. For additional information and details, readers are also referred to the unaudited quarterly financial statements and quarterly MD&A for fiscal 2009, the Company's Annual Information Form for fiscal 2009 (AIF), and the Company's Annual Report on Form 40-F, each of which is published separately and is available as applicable, at www.mdsinc.com, www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS's current results of operations and financial position. To do so, the Company provides information and analysis comparing the results of operations and financial position for the current year with those of the preceding two fiscal years. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Amounts are in millions of United States (U.S.) dollars, except per share amounts and where otherwise noted.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements, including statements with respect to the impact of the completion of the sale of MDS Analytical Technologies on the Company's operations and financial results, the strategy of the continuing businesses, the proposed use of proceeds from the sale of MDS Analytical Technologies, if completed, the Company's intention to sell MDS Pharma Services' Early Stage operations, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "optimistic", and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; our ability to complete the sale of MDS Analytical Technologies and our intended sale of MDS Pharma Services Early Stage operations in a timely manner, or at all; our ability to retain customers as a result of any perceived uncertainty relating to the planned sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services Early Stage operations; the fact that our operations will be substantially reduced as a result of the sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services Early Stage operations; liabilities that we will retain from businesses sold; our ability to complete other strategic transactions and to execute them successfully; our ability to remain in compliance with our senior unsecured notes and credit facilities covenants; our ability to negotiate future credit agreements which may or may not be on terms favourable to us; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes including the return to service of the National Research Universal reactor owned and operated by Atomic Energy of Canada Limited; the impact of the movement of certain currencies relative to other currencies, particularly the U.S. dollar, Canadian dollar and the Euro; changes in interest rates in Canada, the U.S., and elsewhere; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology systems; our ability to compete effectively; the risk of environmental liabilities; our ability to maintain effectiveness of our clinical trials; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in section 3.10 of our AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

Use of Non-GAAP Measures

In addition to measures based on U.S. Generally Accepted Accounting Principles (GAAP) used in this MD&A, the following terms are also used: net revenues, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA); adjusted EBITDA margin; adjusted earnings per share, operating working capital and operating working capital days. These terms are not defined by GAAP and our use of such terms may vary from that of other companies. In addition, measurement of growth is not defined by GAAP and our use of growth may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported in accordance with GAAP. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company's Board of Directors based on these GAAP and non-GAAP measures. In fiscal 2009, net revenue growth, adjusted EBITDA, and operating working capital days are the primary metrics for our annual incentive compensation plan for senior management. In fiscal 2008, adjusted EBITDA and operating working capital days were the primary metrics for our annual incentive compensation plan for senior management. We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and so that these events and transactions can be viewed from our management's perspective.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction

MDS operates as a global life sciences company that provides market-leading products and services that its customers need for the development of drugs, and for the prevention, diagnosis and treatment of disease. We are a leading global provider of medical isotopes, pharmaceutical contract research and analytical instruments. We have been operating with three business segments: MDS Nordion, which is focused on medical imaging and radiotherapeutics, and sterilization technologies; MDS Pharma Services, which provides pharmaceutical contract research; and MDS Analytical Technologies, which involves the development, manufacture, and sale of analytical instruments.

Key events of fiscal 2009

- February 2, 2009 - MDS forms Special Committee to continue its review of strategic alternatives
- May 18, 2009 - MDS incurs medical isotope supply disruption due to the Atomic Energy of Canada Limited (AECL) shutdown of the National Research Universal (NRU) reactor
- June 1, 2009 - MDS announces its intent to divest MDS Pharma Services Late Stage operations (Phase II-IV and Central Labs)
- July 1, 2009 - MDS sells MDS Pharma Services Phase II-IV for $50 million in cash
- September 2, 2009
  - MDS announces strategic repositioning
  - MDS announces its intention to sell its remaining MDS Pharma Services Early Stage operations (Early Stage)
  - MDS announces agreement to sell MDS Analytical Technologies for $650 million in cash
  - MDS announces intent to return $400 million to $450 million of sale proceeds to shareholders through a substantial issuer bid
- October 30, 2009 - MDS sells MDS Pharma Services Central Labs for $6 million in cash

Strategic repositioning

During the latter part of fiscal 2008 and fiscal 2009, the Company, under the supervisions of a Special Committee and with the assistance of legal and financial advisors, reviewed an extensive range of strategic alternatives for MDS. On September 2, 2009, the Company announced a strategic repositioning pursuant to which the Company agreed to sell MDS Analytical Technologies and announced an intention to sell MDS Pharma Services such that, following the repositioning, the Company would be focused primarily on its MDS Nordion business. The Board of Directors believes that the strategic repositioning is in the best interests of the Company and its shareholders because, among other things, it is expected to provide the greatest opportunity to unlock the value of MDS's businesses in the near-term and also enable a substantial portion of the sale proceeds to be returned to shareholders. A summary of the principal reasons for the strategic review process and the factors considered by the Board of Directors in approving the strategic repositioning are set forth in the Company's September 17, 2009, management information circular (Circular) for the special meeting of the Company's shareholders that was held on October 20, 2009, a copy of which is available at www.sedar.com.

During fiscal 2009, as part of the strategic review process, we sold the MDS Pharma Services Phase II-IV and Central Labs and announced our intention to sell Early Stage. We also announced that we had entered into an agreement to sell MDS Analytical Technologies. As a result of these transactions and announcements, MDS has reported MDS Pharma Services and MDS Analytical Technologies as discontinued operations for all periods presented herein. Details of the discontinued operations are provided in the *"Divestitures and Discontinued Operations"* section of this MD&A.

Following the sale of the MDS Analytical Technologies business, we currently intend to retire all the outstanding senior unsecured notes and to distribute approximately $400 million to $450 million of the sale proceeds to shareholders pursuant to a substantial issuer bid. The actual amount used to fund the substantial issuer bid will be determined at the time the bid is commenced and will take into account the expected impact on the liquidity of the Common shares subsequent to the substantial issuer bid and current estimates of future cash requirements to fund transactions and restructuring costs, ongoing operations and future expenditures. We currently intend to proceed with a substantial issuer bid within 30 days following completion of the sale of MDS Analytical Technologies.

Upon completion of the aforementioned divestitures, we expect MDS to remain a publicly traded entity consisting primarily of the MDS Nordion business. As part of the strategic repositioning, we are currently planning to seek shareholder approval at the next Annual and Special Meeting of Shareholders to change the Company's name to Nordion Inc. We also intend to wind-down the existing head office operations in Toronto, Canada, which currently employs approximately 150 people, and to establish a new corporate office at MDS Nordion offices in Ottawa, Canada. This transition is intended to result in the establishment and hiring of approximately 50 positions in Ottawa with the remaining corporate positions being eliminated due to the reduced scale of the ongoing operations. The severance and benefits costs, including those for the executive officers, of closing the Toronto office are estimated to be approximately $30 million, of which a pre-tax restructuring charge of $9 million was recorded in the fourth quarter of fiscal 2009 related to this initiative. On completion of the restructuring of the corporate functions and other strategic repositioning activities, we currently expect to generate positive EBITDA and positive cash flow with MDS Nordion as the main operating business even without the contributions generated from the NRU reactor supplied medical isotopes. We will continue to focus on building MDS Nordion's core strengths and leadership position in providing medical isotopes for medical imaging and radiotherapeutics, and sterilization technologies.

Our continuing operations, as presented in this MD&A, consist of the MDS Nordion business as well as certain corporate functions, which we report as Corporate and Other. Included in Corporate and Other are finance, information technology and systems, real estate, human resources, and certain assets and liabilities expected to be retained by the Company upon the completion of the aforementioned strategic repositioning.

Sale of MDS Pharma Services Phase II-IV

On July 1, 2009, we completed the sale of MDS Pharma Services Phase II-IV (Phase II-IV) for total cash consideration of $50 million, subject to certain closing adjustments including final working capital, cash, and indebtedness amounts. The consideration includes $10 million in restricted cash that will be paid or released to MDS upon meeting post-closing obligations (subject to set off for any claims for breach of representations and warranties under the sale agreement) and $3 million to be paid following the delivery of certain tax certifications. MDS expects the $10 million to be released to us within 15 months from the closing date of July 1, 2009. We recorded an after-tax loss of $7 million on the sale. As part of this sale, we signed a Transition Services Agreement (TSA) to provide certain post closing transition services to the buyer for a period of six months from the closing date with an option by the buyer to extend for an additional six months. The total cash consideration includes $2 million related to the TSA in which $1 million has been recorded in "(Loss) income from continuing operations" in the consolidated statements of operations in fiscal 2009 and the remainder will be recorded in the first quarter of fiscal 2010 when the TSA is anticipated to be completed.

Sale of MDS Pharma Services Central Labs

On October 30, 2009, we completed the sale of MDS Pharma Services Central Labs (Central Labs) for total cash consideration of $6 million, subject to certain closing adjustments. We recorded an after-tax loss of $25 million on the sale. The loss on sale includes a $13 million preliminary closing adjustment, which is an increase in the sale proceeds, and recognition of an unrealized foreign currency translation gain of $4 million. We expect to finalize the loss on sale during fiscal 2010 for post-closing adjustments. As part of this sale, we signed a TSA to provide certain post closing transition services to the buyer for a period of six months from the closing date with an option by the buyer to extend for an additional six months. In addition to the total consideration of $6 million, we expect to receive an additional $2 million in cash related to this TSA during fiscal 2010. The purchase price may be increased by up to $4 million if certain performance thresholds are attained by Central Labs following the closing.

Intent to sell MDS Pharma Services Early Stage

On September 2, 2009, we announced our intention to sell Early Stage (Discovery through Phase IIa), in which we are a leader in molecular screening and profiling, and have one of the largest Phase I bed capacities in the industry.

As a result of this decision, MDS has reflected the total assets and total liabilities of Early Stage at the lower of their carrying value or their fair value less costs to sell as "Assets of discontinued operations" and "Liabilities of discontinued operations" in the consolidated statements of financial position, respectively. The assets included in "Assets of discontinued operations" are not being depreciated. The results of operations of Early Stage are included in "(Loss) income from discontinued operations, net of income taxes" in the consolidated statements of operations. As a result of MDS's intention to sell Early Stage, MDS estimated the loss on sale utilizing a fair value based on appraisals, estimated net proceeds upon sale, and discounted cash flows. As a result, we recorded an estimated pre-tax loss on sale of $13 million in the fourth quarter of fiscal 2009. This estimated loss on sale includes recognition of an unrealized foreign currency translation gain of $44 million. While management believes that the estimated loss as of October 31, 2009 was its then best estimate and that its valuation methods were reasonable and appropriate in the circumstances, the ultimate amount of this estimated loss may vary significantly. During the first quarter of fiscal 2010, continued deterioration of market conditions, the declining Early Stage customer base and new developments in the ongoing strategic review process, including recent discussions with interested parties, are now likely to result in lower sale proceeds than previously expected, which could lead to an additional loss on sale in the range of $30 million to $60 million. We also recorded non-cash long-lived asset impairment charges of $7 million and $2 million in the third and fourth quarters of fiscal 2009, respectively, in "(Loss) income from discontinued operations, net of income taxes".

In addition to the planned shareholder distribution of $400 million to $450 million following the sale of MDS Analytical Technologies, we previously expected to make a secondary shareholder distribution with a portion of the net cash proceeds from the sale of Early Stage. Subsequent to year-end, continued deterioration of market conditions, the declining Early Stage customer base and new developments in the ongoing strategic review process, including recent discussions with interested parties, are now likely to result in lower sale proceeds than previously expected, which we now believe may not be sufficient to fund a distribution to shareholders. The amount of proceeds that are received in cash upon the completion of the intended sale may not exceed the associated transaction and restructuring costs, and other obligations retained as a result of the sale of the business. In the event that the proceeds from the intended sale of Early Stage exceed the costs and retained obligations, the amount, timing and manner of a distribution, if any, whether by way of return of capital, substantial issuer bid, dividend or otherwise will be determined following the completion of the intended sale of Early Stage. While we believe it is probable that a sale of Early Stage will occur, in the unlikely event that a transaction does not occur, we currently intend to retain and invest in building the business.

Sale of MDS Analytical Technologies

On September 2, 2009, MDS announced that we have entered into an agreement to sell MDS Analytical Technologies to Danaher Corporation (Danaher). Total consideration for this sale is $650 million in cash subject to certain closing adjustments including final working capital, cash, and indebtedness amounts. The sale remains subject to certain closing conditions and approvals, including clearance by the U.S. Federal Trade Commission (FTC). Under the terms of the sale, Danaher would acquire MDS Analytical Technologies, which includes approximately 1,100 employees operating in 10 countries, and its two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments and PerkinElmer Sciex Instruments. Under a separate arrangement, Danaher has agreed to purchase the portion of the Applied Biosystems MDS Analytical Technologies Instruments mass spectrometry joint venture partnership held by Life Technologies Corporation (Life). Completion of each transaction is conditional on the concurrent closing of the other transaction.

We determined that the sale of MDS Analytical Technologies constituted a sale of substantially all of the assets under the Canada Business Corporations Act, which required approval by shareholders. On October 20, 2009, we announced that our shareholders had approved the sale of MDS Analytical Technologies to Danaher at a Special Meeting of Shareholders and that in excess of 99% of the Common shares voted were in favour of the sale. On November 3, 2009, we announced that MDS and Danaher had received a Second Request for information from the FTC regarding the sale of MDS Analytical Technologies. The Second Request relates to a global market segment that MDS and Danaher estimate generates less than $50 million in annual revenues for all sellers combined. The effect of the Second Request is to extend the waiting period imposed by the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended for a period of 30 calendar days from the date of the parties' substantial compliance with the request, unless the waiting period is earlier terminated. MDS and Danaher continue to cooperate with the FTC.

On December 11, 2009, we were served with a Notice of Application (Notice) from PerkinElmer, Inc. (PerkinElmer) with whom MDS has a joint venture to develop, manufacture and sell inductively coupled plasma mass spectrometers. This product line represents less than 10% of annual revenue generated by MDS Analytical Technologies. The Notice relates to the previously announced sale of MDS Analytical Technologies to Danaher and has been filed with the Ontario Superior Court of Justice. PerkinElmer seeks a range of alternative possible remedies including: court direction with respect to the development of protocols to enforce key provisions of the joint venture agreement between MDS and PerkinElmer; an injunction preventing enforcement of provisions in the sale agreement of MDS Analytical Technologies to Danaher, which provide for MDS's retention of the joint venture; or an interim and permanent injunction preventing the completion of the sale of MDS Analytical Technologies to Danaher. On January 25, 2010, the above action was dismissed.

MDS has reflected the total assets and total liabilities of MDS Analytical Technologies at the lower of their carrying value or fair value less costs to sell as "Assets of discontinued operations" and "Liabilities of discontinued operations" in the consolidated statements of financial position, respectively. The assets included in "Assets of discontinued operations" are not being depreciated. The carrying value of MDS Analytical Technologies' net assets did not exceed its fair value less costs to sell resulting in no write-down of this business as of October 31, 2009. The results of operations of MDS Analytical Technologies are included in "(Loss) income from discontinued operations, net of income taxes" in the consolidated statements of operations. MDS expects to finalize the sale of MDS Analytical Technologies during the first calendar quarter of 2010 and to record an after-tax gain on the sale in the range of $10 million to $20 million.

As previously discussed, following the completion of the sale of MDS Analytical Technologies, we currently intend to use the sale proceeds plus existing cash on hand of $298 million to redeem the senior unsecured notes and to initiate the return of $400 million to $450 million to our shareholders through a substantial issuer bid.

Medical isotope supply disruption

On May 18, 2009, AECL announced that its NRU reactor would be out of service for more than one month due to a heavy water leak in the reactor vessel. On May 27, 2009, AECL announced that they believed the NRU reactor would be out of service for at least three months. On August 12, 2009, AECL further clarified that they expected the NRU reactor would return to service by the end of first calendar quarter of 2010. On January 13, 2010, AECL, in its weekly update on the status of the NRU reactor repairs, stated that the current schedule targets return to service by the end of March 2010; however, if there are continuing challenges with the repair process, the NRU reactor return to service schedule could extend into April 2010. It is possible that the NRU reactor will be out of service for a period longer than currently announced by AECL. Since the NRU reactor has been out of service, and as a result of the limited global supply, MDS Nordion has been unable to secure an alternate source of the primary medical isotope molybdenum-99 (Mo99). NRU reactor supplied isotopes have historically contributed approximately $4 million per month of adjusted EBITDA. While short-term alternative supply is not available, MDS continues to seek alternate long-term supply, which will not likely generate meaningful supply for at least five years, if at all. In relation to long-term supply, on April 28, 2009, we announced that MDS Nordion has entered into an agreement with TRIUMF, Canada's national laboratory for particle and nuclear physics, to study the preliminary stage of feasibility of producing a viable and reliable supply of photo fission-based Mo99. Subsequently, on June 15, 2009, we announced an agreement with the Karpov Institute of Physical Chemistry in Moscow, Russia, to study the feasibility of the Karpov Institute providing us with a viable and reliable reactor based supply of Mo99. Although we are also actively seeking other sources of isotope supply, it is uncertain as to whether, and/or when, any of these alternate sources of supply, which are all in feasibility assessment, will become commercially viable.

MDS Nordion has communicated its view that the Government of Canada should restart the MAPLE Facilities project. In this regard, MDS Nordion announced on July 30, 2009, that the Company had submitted a proposal to the Government of Canada's Expert Review Panel on Medical Isotope and Technetium-99m Generator Production. MDS Nordion believes, with expertise and guidance from the South African Nuclear Energy Corporation, owner and operator of the SAFARI-1 reactor, a solution that meets the technical and regulatory requirements needed for the provision of a secure supply of medical isotopes could be achieved in an estimated 24 months. On December 3, 2009, the Expert Review Panel released a report, which did not recommend or provide an assessment on specific proposals. The report broadly assessed alternatives and while it provides for consideration of a solution involving the MAPLE Facilities, the MAPLE Facilities were not included in the Expert Review Panel's technology-specific recommendations. The Government of Canada has not responded to this report and MDS continues to focus on arbitration proceedings with AECL, which are described below, to compel AECL to complete the MAPLE Facilities.

As noted above, the shortfall in medical isotopes from the AECL shutdown of the NRU reactor is expected to decrease the adjusted EBITDA of the Company by approximately $4 million per month. The earnings impact from an extended NRU reactor shutdown, combined with the continued negative impact of existing market conditions has increased the risk of breaching certain debt covenants. Following the sale of MDS Analytical Technologies, which is expected in the first calendar quarter of 2010, we intend to redeem the senior unsecured notes using the sale proceeds of MDS Analytical Technologies and expect to terminate our credit facilities, based on the terms of the respective agreements. Depending on the timing of the sale of MDS Analytical Technologies, and based on the reporting of compliance with the covenants with respect to our first quarter of fiscal 2010, a breach of certain debt covenants related to the senior unsecured notes and the revolving credit facility may occur during our second quarter of fiscal 2010. The Company is carefully monitoring this risk and has developed contingency plans to mitigate a potential covenant breach, which may include requesting waivers related to our senior unsecured notes and our revolving credit facility, which is currently undrawn. Should a breach of these covenants occur, remediation may require repayment of all outstanding senior unsecured notes currently valued at $199 million ($221 million as of October 31, 2009) plus accrued interest and associated tax-deductible make-whole payments of approximately $24 million and may prevent us from accessing the existing revolving credit facility.

MAPLE Facilities

AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past its current expiry date of October 31, 2011. On July 8, 2008, MDS served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations and claiming C$1.6 billion (US$1.5 billion) in damages from AECL and the Government of Canada. MDS continues to pursue these actions with its current emphasis on arbitration proceedings. In addition to the legal proceedings initiated by MDS against AECL and the Government of Canada, we are currently exploring options, as described above, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities. MDS Nordion has also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

Continuing operations
Financial highlights

		2009		2008		2007
Revenues from continuing operations	$	**231**	$	296	$	290
(Loss) income from continuing operations	$	**(15)**	$	(246)	$	12
Income tax expense (recovery)		**13**		(98)		2
Net interest expense (income)		**-**		(9)		(22)
Change in fair value of interest rate swaps		**-**		(2)		(1)
Depreciation and amortization		**24**		25		23
EBITDA from continuing operations		**22**		(330)		14
Restructuring charges, net		**9**		1		9
Write-down of investments and valuation provisions		**1**		10		8
Gain on sale of investments		**-**		-		(7)
Loss (gain) on sale of a business		**-**		4		(1)
MAPLE Facilities write-off		**-**		341		-
Adjusted EBITDA from continuing operations	$	**32**	$	26	$	23
Adjusted EBITDA margin from continuing operations		**14%**		9%		8%
Total assets of continuing operations	$	**685**	$	591	$	1,551

The continuing operations consist of MDS Nordion business, as well as certain corporate functions, which we report as Corporate and Other. Included in Corporate and Other are finance, information technology and systems, real estate, human resources, and certain assets and liabilities expected to be retained by MDS upon the completion of the aforementioned strategic repositioning. Certain corporate employees provide services to all of MDS, including MDS Analytical Technologies and MDS Pharma Services, which are reported in discontinued operations, however, the full cost of these employees is reflected in continuing operations for all reported periods.

Revenues from continuing operations
Revenues from continuing operations in fiscal 2009 of $231 million were $65 million lower compared to fiscal 2008. The decrease was primarily due to lower volumes from medical imaging driven by the unexpected and prolonged shutdown of AECL's NRU reactor, lower cobalt supply, the negative impact of foreign exchange and lower revenues from the fiscal 2008 divestiture of external beam therapy and self-contained irradiator product lines, partially offset by increased pricing and growth in certain radiotherapeutic products. The self-contained irradiator product lines contributed $17 million to the revenues in fiscal 2008. Excluding the impact of foreign exchange and divestitures, revenues from continuing operations declined by 10%.

Revenues from continuing operations in fiscal 2008 of $296 million were $6 million higher than in fiscal 2007 primarily due to higher revenue related to increased cobalt shipments and a weaker U.S. dollar on average in fiscal 2008. The increase in revenues was partially offset by lower revenues from the external beam therapy and self-contained irradiator product lines that were sold during fiscal 2008.

Loss from continuing operations
The loss from continuing operations in fiscal 2009 of $15 million was significantly lower than the $246 million loss in fiscal 2008 due to the $246 million after-tax ($341 million pre-tax) MAPLE Facilities write-off on the discontinuance of the development work on the MAPLE Facilities by AECL in fiscal 2008. This impact was partially offset by lower revenues due to the NRU reactor shutdown and lower cobalt supply, lower interest income and higher interest expense recorded in fiscal 2009 compared to fiscal 2008. The MAPLE Facilities write-off consists of the non-cash write-off of $501 million of construction in-progress, net of $14 million of long-term financing liability, and $146 million financing liability.

The loss from continuing operations in fiscal 2008 was $246 million compared to income of $12 million in fiscal 2007 primarily due to MAPLE Facilities write-off in fiscal 2008.

Income taxes

	2009	2008	2007
(Loss) income from continuing operations before income taxes	**$ (2)**	$ (344)	$ 14
Income tax expense (recovery)	**$ 13**	$ (98)	$ 2
Effective tax rate	**(650%)**	28%	14%
Statutory tax rate	**32%**	33%	35%

In fiscal 2009, we reported an income tax expense of $13 million on a loss from continuing operations before income taxes of $2 million. At a 32% statutory tax rate for fiscal 2009, our expected income tax recovery is $1 million. Included in income tax expense of the continuing operations of $13 million is a $12 million valuation allowance on deferred tax assets that relate to losses that are reflected in discontinued operations and a $3 million increase in reserves in accordance with Accounting Standards Codification (ASC) 740-10, "*Uncertainty in Income Taxes*" (formerly, FIN 48, "*Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109*").

In fiscal 2008, we reported an income tax recovery of $98 million at an effective tax rate of 28%, which is lower than our 33% statutory tax rate. This variance was primarily due to the tax recovery of $18 million on the $341 million MAPLE Facilities write-off at a 28% rate, which was partially offset by a tax expense reduction of $11 million relating to the recognition of tax credits for research and development.

In fiscal 2007, we reported an income tax expense of $2 million at an expected tax rate of 14%, which is lower than our statutory tax rate of 35%. This variance was due to several factors, including a $2 million income tax expense reduction relating to enacted Canadian income tax rate declines, a $3 million reduction of income tax expense for research and development tax credits, and a $3 million increase to taxes for valuation allowances on losses incurred in foreign jurisdictions.

Net interest expense (income)

The net interest income in fiscal 2009 of $nil was $9 million lower compared to fiscal 2008.

Interest income in fiscal 2009 of $8 million was $4 million lower than in fiscal 2008 due to lower interest rates in fiscal 2009 compared to fiscal 2008. Interest expense for fiscal 2009 of $8 million was $5 million higher compared to fiscal 2008 primarily due to certain interest attributable to the MAPLE Facilities that was capitalized until it was written off in fiscal 2008.

The net interest income in fiscal 2008 of $9 million was $13 million lower compared to fiscal 2007.

Interest income in fiscal 2008 of $12 million was $11 million lower than in fiscal 2007 primarily due to lower interest rates and lower cash and short-term investment balances that resulted from a $79 million repayment of the senior unsecured notes, $88 million in tax payments, $13 million in capital expenditures and $44 million for share repurchases in fiscal 2008. In addition, approximately $3 million of incremental interest was earned in fiscal 2007 as a result of cash we received from the sale of MDS Diagnostic Services that was subsequently used to fund an acquisition and to repurchase shares under a substantial issuers bid. Interest expense in fiscal 2008 of $3 million was $2 million higher than in fiscal 2007 due to lower interest allocated on the senior unsecured notes to discontinued operations in fiscal 2008. We have allocated the interest to the discontinued operations based on the ratio of the net assets to be sold to the sum of the total net assets plus the senior unsecured notes. Interest expense on the senior unsecured notes allocated to discontinued operations in fiscal 2008 was $9 million compared to $11 million for fiscal 2007.

Adjusted EBITDA

Adjusted EBITDA in fiscal 2009 of $32 million was $6 million higher than in fiscal 2008. This was primarily due to lower expenses related to the fair value of the embedded derivatives, lower corporate and other costs and increased pricing, partially offset by lower revenues due to the NRU reactor shutdown and lower cobalt supply, and the foreign exchange loss resulting from the revaluation of certain assets and liabilities. Adjusting items recorded in fiscal 2009 included a $9 million restructuring charge related to strategic repositioning, and a $1 million write-off of investment in Entelos Inc. (Entelos). Adjusting items recorded in fiscal 2008 included a $1 million for lease termination costs of the head office in Toronto, Canada that were recorded as a restructuring charge, a $341 million non-cash MAPLE Facilities write-off and a $4 million loss on the sale of two of the product lines within MDS Nordion. In fiscal 2008, we also recorded a $7 million write-down of investment in Entelos and a charge for the earn-out related to the merger between Iconix Pharmaceuticals, Inc. (Iconix) and Entelos, and a $3 million impairment charge for an Asset Backed Commercial Paper (ABCP) investment.

Adjusted EBITDA in fiscal 2008 of $26 million was $3 million higher compared to fiscal 2007 primarily due to higher revenue related to cobalt shipments and lower selling, general and administration costs. This was partially offset by higher expenses related to the fair value of the embedded derivatives and other indirect costs recorded in fiscal 2007 related to the Canadian laboratory services business, MDS Diagnostic Services. The details of the disposition of the MDS Diagnostic Services are discussed in *"Divestitures and discontinued operations"* section of this MD&A. Adjusting items recorded in fiscal 2007 were a $9 million restructuring charge associated with the transition of global information technology support services to a new provider and the reduction of certain central support services following the sale of MDS Diagnostic Services. We also recorded a $2 million impairment charge for the investment in ABCP and a $6 million write-down of investment in Lumira Capital Corp. In fiscal 2007, the sale of investment in Hemosol Corp. (Hemosol) resulted in a gain of $2 million and the bankruptcy proceeds resulting from the wind-down of the investment in Protana Inc. (Protana), a successor company to MDS Proteomics resulted in a gain of $5 million. In fiscal 2007, we also recorded a $1 million gain in MDS Nordion for the release of the provision for indemnifications granted to the purchaser of Therapy Systems business that we sold in 2003 on the expiry of the indemnification period.

Operating income (loss) from continuing operations

		2009	% of revenues		2008	% of revenues		2007	% of revenues
Revenues	$	**231**	**100%**	$	296	100%	$	290	100%
Direct cost of revenues		**(122)**	**(53%)**		(153)	(52%)		(150)	(52%)
Selling, general and administration		**(79)**	**(34%)**		(105)	(36%)		(122)	(42%)
Research and development		**(3)**	**(1%)**		(3)	(1%)		(4)	(1%)
Depreciation and amortization		**(24)**	**(10%)**		(25)	(8%)		(23)	(8%)
MAPLE Facilities write-off		**-**	**-**		(341)	(115%)		-	-
Restructuring charges, net		**(9)**	**(4%)**		(1)	-		(9)	(3%)
Change in fair value of embedded derivatives		**8**	**3%**		(15)	(5%)		4	1%
Other (expenses) income, net		**(4)**	**(2%)**		(8)	(3%)		5	2%
Operating loss from continuing operations	$	**(2)**	**(1%)**	$	(355)	(120%)	$	(9)	(3%)
Gross margin on products and services		**47%**			48%			48%	

Selling, general and administration (SG&A)
SG&A expenses in fiscal 2009 of $79 million were $26 million lower compared to fiscal 2008. The decrease is primarily due to the impact of foreign exchange on the Canadian dollar spending, lower compensation cost from workforce reductions, and cost control initiatives, partially offset by higher stock-based compensation expense as compared to stock-based compensation credits recorded in fiscal 2008.

SG&A expenses in fiscal 2008 of $105 million were $17 million lower compared to fiscal 2007. This was primarily due to lower incentive and stock-based compensation expense, lower pension expense, the 2008 sale of two product lines, lower annual incentive program costs, and indirect corporate support costs incurred in fiscal 2007 related to the divestiture of MDS Diagnostics Services. The decrease in expenses was partially offset by fiscal 2007 costs related to the self-insured liabilities, finance and audit costs related to U.S. GAAP conversion and asset impairment assessments, and the impact of foreign exchange on the Canadian dollar spending.

Research and development (R&D)
R&D expense in fiscal 2009 of $3 million was flat compared to fiscal 2008. R&D expense in fiscal 2008 of $3 million was $1 million lower than in fiscal 2007. Our R&D expenses in fiscal 2009 related primarily to the TheraSphere® clinical program. As a percentage of revenues, R&D expenses in fiscal years 2009, 2008 and 2007 were each 1%.

Depreciation and amortization
Depreciation and amortization expense in fiscal 2009 of $24 million was relatively flat compared to fiscal 2008 and fiscal 2007. As a percentage of revenues, depreciation and amortization expense is 10% in fiscal 2009, 8% in fiscal 2008 and 2007.

Other income (expenses), net
Other income (expenses), net in fiscal 2009 of $4 million expense was lower by $4 million compared to fiscal 2008 due to lower valuation allowances recorded in fiscal 2009, partially offset by the unfavorable impact of the foreign exchange in fiscal 2009. In fiscal 2009, we recorded a $1 million for the write-down of the investment in Entelos. In fiscal 2008, we recorded a $3 million valuation allowance for ABCP investment, a $7 million valuation provision and charge related to the investment in Entelos, a $4 million loss on the sale of two product lines of MDS Nordion, and a $2 million higher costs related to self-insured liabilities. The lower valuation provisions in fiscal 2009 were offset by a foreign exchange loss of $5 million in fiscal 2009 compared to a gain of $7 million in fiscal 2008.

Other income (expenses), net in fiscal 2008 of $8 million expense was lower than Other income of $5 million in fiscal 2007 by $13 million due to a higher gain on sale of investments and lower valuation allowance in fiscal 2007, partially offset by the positive impact of foreign exchange. In fiscal 2008, we recorded a $3 million valuation allowance for ABCP investment, a $7 million valuation provision and a charge related to the investment in Entelos, a $4 million loss on the sale of two product lines of MDS Nordion, and a $2 million higher costs related to self-insured liabilities. In fiscal 2007, we recorded: the sale of investment in Hemosol resulting in a gain of $2 million; the bankruptcy proceeds from the wind-down of the investment in Protana, a successor company to MDS Proteomics which resulted in a gain of $5 million; a $1 million gain on the sale of a MDS Nordion business; a $5 million gain on sale of assets; a $6 million valuation provision for investment in Lumira Capital Corp.; and a $2 million valuation allowance related to ABCP. The impact of the foreign exchange rates resulted in a gain of $7 million in fiscal 2008 compared to a loss of $4 million in fiscal 2007.

Earnings per share

As of October 31, 2009, we had 120 million Common shares outstanding. We did not repurchase any shares in fiscal 2009. We repurchased 2.9 million shares in fiscal 2008 for $44 million as part of normal course issuer bid. In fiscal 2007, we repurchased 22.8 million shares for $441 million as part of a substantial issuer bid.

The reported loss per share from continuing operations in fiscal 2009 of $0.12 improved from the loss of $2.02 in fiscal 2008. This was primarily due to a $2.02 write-off for the MAPLE Facilities and $0.08 for valuation provisions recorded against investments in fiscal 2008, partially offset by lower revenues due to the NRU reactor shutdown and higher restructuring charges in fiscal 2009.

Adjusted earnings per share from continuing operations in fiscal 2009 was $0.02 compared to $nil in fiscal 2008. This was due to an increase in the change in the fair value of the embedded derivatives, lower compensation costs due to a smaller work force and cost control initiatives, increased pricing, the positive impact of the foreign exchange partially offset by lower revenues due to the NRU reactor shutdown and lower cobalt supply. The adjusting items used in calculating adjusted EPS reflect the after-tax adjusting items used in calculating adjusted EBITDA. In fiscal 2009, the adjusted EPS includes $0.08 for the write-down of certain tax assets, $0.05 for restructuring charges and $0.01 for the valuation provision for write-off of the investment in Entelos. In fiscal 2008, the adjusted EPS includes adjusting items of $2.02 for the MAPLE Facilities write-off, $0.09 for a reduction in the deferred tax liabilities due to the enactment of income tax rate reductions in Canada, $0.08 for valuation provisions recorded against investments, $0.01 for restructuring charges and $0.02 for the mark-to-market gain on interest rate swaps.

Loss per share from continuing operations in fiscal 2008 was $2.02 compared to earnings per share of $0.09 in fiscal 2007 primarily due to the MAPLE Facilities write-off in fiscal 2008. Adjusted earnings per share from continuing operations in fiscal 2008 was $nil compared to $0.14 in fiscal 2007. In fiscal 2007, the adjusted EPS includes $0.05 for the restructuring charges, $0.06 for the valuation provisions for Entelos and ABCP investments, $0.04 for the gain on the sale of the investments and $0.01 for mark-to-market gain on interest rate swaps.

Details of adjusted (loss) earnings per share from continuing operations and adjusted net income from continuing operations for fiscal years 2009, 2008 and 2007 are as follows:

		2009		2008		2007
Basic (loss) earnings per share from continuing operations - as reported	$	**(0.12)**	$	(2.02)	$	0.09
Adjusted for:						
Restructuring charges, net		**0.05**		0.01		0.05
Write-down of investments and valuation provisions		**0.01**		0.08		0.06
Loss (gain) on sale of business		**-**		0.02		(0.01)
Gain on sale of investments		**-**		-		(0.04)
Gain on interest rate swaps		**-**		(0.02)		(0.01)
MAPLE Facilities write-off		**-**		2.02		-
Write-down of tax assets		**0.08**		-		-
Tax rate changes		**-**		(0.09)		-
Adjusted earnings per share from continuing operations	$	**0.02**	$	-	$	0.14

		2009		2008		2007
(Loss) earnings from continuing operations - as reported	$	**(15)**	$	(246)	$	12
Adjusted for income taxes (after tax):						
Restructuring charges, net		**6**		1		6
Write-down of investments and valuation provisions		**1**		10		8
Loss (gain) on sale of business		**-**		2		(1)
Gain on sale of investments		**-**		-		(6)
Gain on interest rate swaps		**-**		(2)		(1)
Write-down of tax assets		**9**		-		-
MAPLE Facilities write-off		**-**		246		-
Tax rate changes		**-**		(11)		-
Adjusted net income from continuing operations	$	**1**	$	-	$	18

MDS Nordion
Financial Highlights

		2009	% of revenues		2008	% of revenues		2007	% of revenues
Revenues	$	231	100%	$	296	100%	$	290	100%
Direct cost of revenues		(122)	(53%)		(153)	(52%)		(150)	(52%)
Selling, general and administration		(40)	(17%)		(48)	(16%)		(60)	(21%)
Research and development		(3)	(1%)		(3)	(1%)		(4)	(1%)
Depreciation and amortization		(14)	(6%)		(13)	(4%)		(13)	(4%)
Change in fair value of embedded derivatives		8	3%		(15)	(5%)		4	1%
MAPLE Facilities write-off		-	-		(341)	(115%)		-	-
Other (expenses) income, net		(1)	-		(2)	(1%)		5	2%
Operating income (loss)		59	26%		(279)	(94%)		72	25%
Depreciation and amortization		14	6%		13	4%		13	4%
EBITDA		73	32%		(266)	(90%)		85	29%
MAPLE Facilities write-off		-	-		341	115%		-	-
Loss (gain) on sale of a business		-	-		4	2%		(1)	-
Adjusted EBITDA	$	73	32%	$	79	27%	$	84	29%
Margins:									
Gross margin		47%			48%			48%	
Adjusted EBITDA margin		32%			27%			29%	

Revenues

Revenues in fiscal 2009 of $231 million were lower by $65 million than in fiscal 2008. This was due to lower revenues from medical imaging driven by the NRU reactor shutdown, lower cobalt supply, the negative impact of the foreign exchange and the 2008 divestiture of the external beam therapy and self-contained irradiator product lines, partially offset by increased pricing and growth in certain radiotherapeutic products. Our external beam therapy and self-contained irradiator product lines contributed $17 million to the revenues in fiscal 2008. Excluding the impact of foreign exchange and divestitures, fiscal 2009 revenues were down 10% compared to fiscal 2008.

The NRU reactor supplies substantially all of the reactor-based medical isotopes. On May 18, 2009, we received information from AECL, our primary supplier of reactor based medical isotopes, regarding an interruption in the supply of medical isotopes. On January 13, 2010, AECL, in its weekly update on the status of the NRU reactor repairs, stated that the current schedule targets return to service by the end of March 2010; however, if there are continuing challenges with the repair process, the NRU reactor return to service schedule could extend into April 2010. The details of the NRU reactor shutdown were discussed earlier in the *"Medical Isotope Supply Disruption"* section of this MD&A.

Revenues in fiscal 2008 of $296 million were slightly higher than in fiscal 2007 primarily due to higher cobalt revenues. The 2008 divestiture of the external beam therapy and self-contained irradiator product lines substantially offset the impact of foreign exchange. The impact of the weakness in the U.S. dollar compared to the Canadian dollar in 2008 increased the fiscal 2008 revenues by $14 million. On May 1, 2008, we completed the sale of external beam therapy and self-contained irradiator product lines, and as a result, revenues were $15 million lower in fiscal 2008 than in fiscal 2007. Excluding the impact of foreign exchange and divestiture, revenues were up 3% in fiscal 2008 compared to fiscal 2007.

Revenues from medical imaging and radiotherapeutics in fiscal 2009 declined approximately 16% versus fiscal 2008 mainly due to the impact of the NRU reactor shutdown. We did experience growth in radiotherapeutics led by TheraSphere®, which experienced growth of over 25%, with $20 million in annual revenue, and became our third largest product, based on revenue as this treatment continues to gain acceptance for cancer treatment.

Revenue from sterilization technologies in fiscal 2009 were down approximately 30% versus fiscal 2008 primarily due to lower cobalt supply and the impact of the 2008 sale of the previously mentioned product lines. Our supply of cobalt decreased in fiscal 2009 compared to fiscal 2008 due to the timing of the discharges, which are typically on 18- to 24-month cycles, from the reactors that supply us. We took steps in 2007 to increase the supply of cobalt, signing an extension to the 2005 long-term contract with Energoatom, the utility operator responsible for Russia's nuclear power plants. This 17-year extension resulted in the commitment to increase in MDS Nordion's cobalt-60 (Co60). In June 2009, as a result of a change in the Russian government's policy on nuclear products, an amendment was signed to this contract for the supply of Co60 with Energoatom. This amendment, which did not amend the pricing and other terms, reduced the overall future purchase commitment by approximately $35 million to $82 million as of October 31, 2009.

Selling, general and administration (SG&A)
SG&A expense in fiscal 2009 of $40 million was $8 million lower than in fiscal 2008 primarily due to the impact of foreign exchange on spending resulting from the weakness of the U.S. dollar compared with the Canadian dollar and lower annual incentive payouts.

SG&A expense in fiscal 2008 of $48 million was $12 million lower than in fiscal 2007, primarily due to lower stock-based compensation expense, lower annual incentive payouts, sale of the previously mentioned product lines in 2008, partially offset by the negative impact of foreign exchange on spending.

Research and development (R&D)
R&D expense as a percent of revenues was 1% for all of the fiscal years 2009, 2008 and 2007. R&D investment in fiscal 2009 remained flat at $3 million compared with fiscal 2008. Our R&D expenses in fiscal 2009 primarily related to spending for the TheraSphere® clinical programs. R&D investment in fiscal 2008 was $1 million lower compared with fiscal 2007, which was primarily due to the TheraSphere® program for which the initial phase of development was completed in fiscal 2007. In addition to the R&D, we collaborate with a number of companies and government agencies to develop new radiotherapeutics and imaging products. During fiscal 2009, MDS Nordion continued to develop and manufacture products under its customer collaboration agreements and established a Molecular Imaging Centre of Excellence at the University of Ottawa Heart Institute, Canada's largest cardiovascular health centre, to advance cardiology research.

Change in fair value of embedded derivatives
In fiscal 2009, we recorded a gain for the change in fair value of embedded derivatives of $8 million compared to loss of $15 million in fiscal 2008, primarily relating to the Russian cobalt supply contract. The Russian cobalt supply contract is denominated in U.S. dollars, which creates an embedded derivative as MDS Nordion's Canadian operations has Canadian dollars as its functional currency. We mark-to-market any changes in the fair value of the embedded derivative and record these increases and decreases as gains and losses within operating income (loss). As the contracts have durations up to 17 years and represent large purchase commitments, movements in the U.S. to Canadian dollar exchange drive significant unrealized gains or losses. The result of lower volumes associated with the Energoatom amendment in June 2009 reduced the embedded derivative liability associated with this supply contract and resulted in a gain of $5 million for the third quarter of fiscal 2009. The change in fair value of embedded derivatives in fiscal 2008 resulted in a loss of $15 million, compared to gain of $4 million in fiscal 2007.

Other income (expenses), net
Other income (expenses), net in fiscal 2009 of $1 million expense relates to a foreign exchange loss on the revaluation of certain assets and liabilities.

Other income (expenses), net for fiscal 2008 of $2 million expense included a $4 million loss on the sale of two product lines, offset by a $2 million foreign exchange gain from the revaluation of certain assets and liabilities resulting from the strengthening of the U.S. dollar during 2008. Other income (expenses), net for fiscal 2007 of $5 million income included a $1 million gain for the release of the provision for indemnifications granted to the purchaser of the Therapy Systems business that we sold in 2003 on the expiry of the indemnification period.

During the fourth quarter of fiscal 2009, we reviewed the timing of incurring future site remediation costs of the facility located in Kanata, Ontario, due to the NRU reactor shutdown. Accordingly, we recorded $5 million as the present value of the future site remediation costs in "Property, plant and equipment, net" and "Other long-term obligations" in the consolidated financial statements. The capitalized future site remediation costs will be depreciated and the retirement obligation will be accreted over the life of the asset effective the first quarter of fiscal 2010. We determined the fair value of the retirement obligation based on third party estimates. Considerable management judgment is required in estimating this obligation and the key assumptions include the credit-adjusted risk-free interest rate, timing and the estimate of the remediation activities. Changes in these assumptions based on future information may result in an adjustment to the estimated obligation over time. We maintain a $14 million (2008 - $13 million) letter of credit to support the future site remediation costs for this facility.

Operating income (loss)
Operating income in fiscal 2009 of $59 million was $338 million higher than in fiscal 2008 primarily due to the $341 million MAPLE Facilities write-off in fiscal 2008 and a $23 million year-over-year reduction in expense related to the change in the fair value of the embedded derivative. This increase was partially offset by the net impact of the lower revenues resulting from the NRU reactor shutdown and lower cobalt supply.

Operating loss in fiscal 2008 of $279 million compared to operating income of $72 million in fiscal 2007. This significant loss in fiscal 2008 was due to the MAPLE Facilities write-off and a $4 million loss on the sale of external beam therapy and self-contained irradiator product lines.

Adjusted EBITDA

Adjusted EBITDA in fiscal 2009 of $73 million was $6 million lower than in fiscal 2008. The decrease was primarily due to lower volumes from the NRU reactor shutdown and lower cobalt supply, a $3 million reduction from the revaluation of certain assets and liabilities and a $2 million reduction due to the 2008 sale of two product lines. This decrease was partially offset by the reduction of expense related to the fair value of the embedded derivatives and increased pricing. We had previously announced an approximate $4 million reduction in adjusted EBITDA for every month the reactor was out of service. Prior to the shutdown of the NRU reactor in May 2009, NRU reactor supplied products contributed approximately $30 million of EBITDA in the current fiscal year, which included $6 million of incremental EDITDA that resulted from higher sales during a competitor's supply disruption. Excluding the increase in adjusted EBITDA related to embedded derivatives, adjusted EBITDA decreased by $29 million primarily due to lower revenues from NRU reactor shutdown and lower cobalt supply. In fiscal 2009, we did not have any adjusting items. In fiscal 2008, the adjusting items were the $341 million non-cash write-down related to the MAPLE facilities and a $4 million loss on the divestiture of two of the product lines.

Adjusted EBITDA in fiscal 2008 of $79 million was $5 million lower than in fiscal 2007 primarily due to $19 million of increased embedded derivatives expense associated with the Russian cobalt supply contracts. Excluding the change in the fair value of embedded derivatives, adjusted EBITDA increased by $14 million due to lower SG&A, higher revenue, and the impact of foreign exchange primarily due to the revaluation of certain assets and liabilities. In fiscal 2007, the adjusting item relates to a gain of $1 million for the release of provision for indemnifications granted to the purchaser of the Therapy Systems business that was sold in 2003 due to the expiry of the indemnification period.

Corporate and Other
Financial Highlights

		2009		2008		2007
Selling, general and administration	$	(39)	$	(57)	$	(62)
Depreciation and amortization		(10)		(12)		(10)
Restructuring charges, net		(9)		(1)		(9)
Other expenses, net		(3)		(6)		-
Operating loss		(61)		(76)		(81)
Depreciation and amortization		10		12		10
EBITDA		(51)		(64)		(71)
Restructuring charges, net		9		1		9
Write-down of investments and valuation provisions		1		10		8
Gain on sale of investments		-		-		(7)
Adjusted EBITDA	$	(41)	$	(53)	$	(61)

Selling, general and administration (SG&A)
SG&A expense in fiscal 2009 of $39 million were $18 million lower compared fiscal 2008 due to lower compensation cost from a smaller workforce and cost control initiatives, and the foreign exchange impact on the Canadian dollar spending, partially offset by higher stock-based compensation expense compared to stock-based compensation credits recorded in 2008.

SG&A expense in fiscal 2008 of $57 million was $5 million lower than fiscal 2007 due to lower incentive and stock-based compensation expense and certain costs incurred in 2007 related to the indirect costs for the divestiture of the MDS Diagnostics Services. The decrease in the costs were partially offset by higher costs related to self-insured liabilities and audit costs related to U.S. GAAP conversion and asset impairment assessments, and the impact of foreign exchange on the Canadian dollar spending. The details of the disposition of the MDS Diagnostic Services are discussed in the *"Divestitures and discontinued operations"* section of this MD&A.

Restructuring charges
Restructuring charges for fiscal 2009 of $9 million were $8 million higher compared to fiscal 2008 due to planned workforce reductions related to our intended move of the corporate head office from Toronto to Ottawa, Canada. This restructuring amount includes severance and benefits costs. We may also incur a variety of other costs related to the planned divestitures and strategic repositioning as discussed in the *"Outlook"* section of the MD&A. We recorded these restructuring charges in the fourth quarter of fiscal years 2009 and 2008, respectively.

Restructuring charges for fiscal 2008 of $1 million were $8 million lower compared to fiscal 2007 due to $9 million of restructuring charges recorded in 2007 associated primarily with the transition of the global IT support services to a new provider and for the reduction of certain central support services following the sale of MDS Diagnostics Services.

Other income (expenses), net
Other income (expenses), net in fiscal 2009 of $3 million expense was lower by $3 million than in fiscal 2008 due to lower valuation allowances recorded in fiscal 2009 partially offset by the negative impact of foreign exchange rates. In fiscal 2009, we recorded $1 million for the write-down of the investment in Entelos. In fiscal 2008, we also recorded a $3 million valuation allowance for ABCP investment and a $7 million valuation provision and charge related to the investment in Entelos. The changes in the foreign exchange rates resulted in a loss of $3 million in fiscal 2009 and a gain of $5 million in fiscal 2008.

Other income in fiscal 2009 also includes income that we are entitled to receive in accordance with a TSA for certain transition services that we provide to a buyer of a business that we sold. As part of the sale of Phase II-IV, we signed a TSA to provide certain post closing transition services to the buyer for a period of six months from the closing date. The total cash consideration includes $2 million related to this TSA in which $1 million was recorded in fiscal 2009 and the remaining $1 million is expected to be recorded in the first quarter of fiscal 2010 when the TSA is expected to be completed. As part of the sale of Central Labs, we signed a TSA to provide certain post closing transition services to the buyer for a period of six months from the closing date with an option by the buyer to extend for an additional six months. We expect to receive an additional $2 million related to this TSA, of which no amount has been received during fiscal 2009.

Other income (expenses), net in fiscal 2008 of $6 million expense was higher by $6 million than in fiscal 2007 due to lower gain on sale of investments and higher valuation allowance partially offset by positive impact of the foreign exchange. In fiscal 2007, the sale of investment in Hemosol resulted in a gain of $2 million and the bankruptcy proceeds resulting from the wind-down of the investment in Protana, a successor company to MDS Proteomics resulted in a gain of $5 million. In fiscal 2007, we recorded a $6 million valuation provision for investment in Lumira Capital Corp. and a $2 million valuation allowance related to ABCP. The changes in the foreign exchange rates resulted in a gain of $5 million in fiscal 2008 compared to a loss of $3 million in fiscal 2007.

Adjusted EBITDA

Adjusted EBITDA in fiscal 2009 improved by $12 million compared to fiscal 2008 due to lower compensation cost from a smaller workforce and the cost control initiatives, foreign exchange impact on the Canadian dollar spending and lower corporate development expenses. This was partially offset by negative impact of the foreign exchange on the revaluation of certain of the assets and liabilities.

The adjusting items in fiscal 2009 include a $1 million write-off of the investment in Entelos and a $9 million restructuring charge due to the strategic repositioning.

Adjusted EBITDA in fiscal 2008 improved by $8 million compared to fiscal 2007 due to lower incentive and stock-based compensation expense and certain indirect costs for the divestiture of the MDS Diagnostics Services. The adjusting items in fiscal 2007 included a $6 million write-down for the investment in Lumira Capital Corp., a $2 million impairment charge for the ABCP, and a $7 million gain from the sale of the investments in Hemosol and Protana. In fiscal 2007, we also recorded a $9 million restructuring charge following the sale of the diagnostics business as an adjusting item.

The adjusting items in fiscal 2008 include a $7 million valuation provision and charge related to the investment in Entelos and a $3 million impairment charge for the ABCP. In fiscal 2008, we also recorded a $1 million restructuring charge for lease termination costs of the headquarter offices in Canada.

Divestitures and discontinued operations

MDS Pharma Services

Revenues

Revenues in fiscal 2009 of $442 million were lower by $140 million than in fiscal 2008. This was primarily due to the divesture of the Phase II-IV in the third quarter of fiscal 2009, continuing customer concern regarding the uncertainty created by MDS' strategic review process, and lower overall demand as customers continue to reprioritize their R&D pipelines due to current economic conditions.

Revenues in fiscal 2008 of $582 million were higher by $14 million than in fiscal 2007 primarily due to the growth in Early Stage driven by Phase I activities including revenue from our Phoenix facility that opened in early 2008.

Costs and other expenses

Costs and other expenses in fiscal 2009 of $457 million were lower by $119 million than in fiscal 2008 primarily due to the divesture of the Phase II-IV in the third quarter of fiscal 2009 and the savings resulting from our restructuring initiatives partially offset by higher stock compensation expense.

Costs and other expenses in fiscal 2008 of $576 million were lower by $79 million than in fiscal 2007 primarily due to savings resulting from restructuring initiatives and revaluation of certain monetary assets and liabilities, partially offset by the negative impact of foreign exchange.

Regulatory review of Montreal, Canada bioanalytical operations

Although the bioanalytical operations in Montreal, Canada are part of MDS Pharma Services, the Food and Drug Administration (FDA) liability is recorded in continuing operations as we expect to retain this potential liability following an intended sale of that business.

In fiscal 2007, we established a $61 million FDA provision to address the U.S. FDA issues related to the bioanalytical operations in Montreal, Canada in which we may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updated its analysis of this critical estimate based on all currently available information. During fiscal 2009 and 2008, we have continued the efforts and made substantial progress to address regulatory issues related to the bioanalytical operations. After a detailed review of the remaining liabilities associated with the FDA estimate and the estimate of future expected costs that will be incurred, we reversed $10 million in fiscal 2009 and $10 million in fiscal 2008 for the FDA related liabilities. Based on information currently available, we believe the remaining reserve of $19 million (2008 - $30 million) is an appropriate amount to cover any agreements reached with clients for study audits, study reruns, and other related costs. While management believes that its estimates and valuation methods are reasonable and appropriate in the circumstances, the ultimate amount of the potential liability may vary significantly if other reasonably possible alternative assumptions were used.

During fiscal 2009, we were served with a Statement of Claim related to repeat study and mitigation costs of $5 million and loss of profit of $28 million. MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. We have filed a Statement of Defence and intend to vigorously defend this action. During fiscal 2009, we were also served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. MDS has assessed this claim and no provision has been recorded related to the claim for lost profits. We have filed an Answer and intend to vigorously defend this action. Details of the above litigations are discussed in the *"Litigation"* section of this MD&A.

MDS Analytical Technologies

Revenues

Revenues in fiscal 2009 of $359 million were lower by $78 million than in fiscal 2008. Revenue in the bioresearch and drug discovery product line was down 19% due to lower demand and the negative impact of foreign exchange. Revenue in the mass spectrometer product line was down 17% due to reduced shipments to our joint ventures and the negative impact of foreign exchange. The total end-user revenue was down 11% primarily due to reduced demand in North America and Europe partially offset by increased demand in Asia.

Revenues in fiscal 2008 of $437 million were higher by $85 million than in fiscal 2007 primarily due to the Molecular Devices Corporation (MDC) acquisition in the second quarter of fiscal 2007 that increased revenues in fiscal 2008 by approximately $83 million.

Costs and other expenses
Costs and other expenses in fiscal 2009 of $379 million were lower by $71 million than in fiscal 2008 due to lower costs resulting from savings from the restructuring activities, partially offset by the negative impact of foreign exchange.

Costs and other expenses in fiscal 2008 of $450 million were higher by $86 million than in fiscal 2007 primarily due to the acquisition of MDC in the second quarter of fiscal 2007.

Gain (loss) on sale of discontinued operations

Sale of Phase II-IV

On July 1, 2009, MDS completed the sale of Phase II-IV for total cash consideration of $50 million, subject to certain closing adjustments including final working capital, cash, and indebtedness amounts. The consideration includes $10 million in restricted cash that will be paid or released to MDS upon meeting post closing obligations (subject to set off for any claims for breach of representations and warranties under the sale agreement) and $3 million to be paid following the delivery of certain tax certifications. MDS expects the $10 million to be released to us within 15 months from the closing date of July 1, 2009.

Total assets disposed of are $103 million (2008 - $105 million), which includes accounts receivable of $49 million (2008 - $49 million) and unbilled revenue of $27 million (2008 - $42 million). Total liabilities disposed of are $67 million (2008 - $61 million), which includes accounts payable and accrued liabilities of $26 million (2008 - $25 million) and deferred revenue of $39 million (2008 - $33 million). During the fourth quarter of fiscal 2009, the sale of Phase II-IV was finalized and we recorded an after-tax loss of $7 million on the sale, which is included in "(Loss) income from discontinued operations, net of income taxes" on the consolidated statements of operations. The loss on sale includes a $4 million closing adjustment, which is a reduction in the sale proceeds, and recognition of an unrealized foreign currency translation gain of $8 million.

Sale of Central Labs

On October 30, 2009, MDS completed the sale of Central Labs for total cash consideration of $6 million, subject to certain closing adjustments. Total assets disposed of are $63 million (2008 - $77 million), which includes accounts receivable of $42 million (2008 - $40 million). Total liabilities disposed of are $18 million (2008 - $27 million), which includes accounts payable and accrued liabilities of $13 million (2008 - $22 million). We recorded an after-tax loss of $25 million on the sale. The loss on sale includes a $13 million preliminary closing adjustment, which is an increase in the sale proceeds, and recognition of an unrealized foreign currency translation gain of $4 million. We expect to finalize the loss on the sale during fiscal 2010 for post-closing adjustments.

Intent to sell Early Stage

On September 2, 2009, we announced the intention to sell the remaining Early Stage, where we are a leader in molecular screening and profiling and have one of the largest Phase I bed capacities in the industry. As a result of this decision, the Company has reflected the total assets and total liabilities of Early Stage at the lower of their carrying value or their fair value less costs to sell as "Assets of discontinued operations" and "Liabilities of discontinued operations" in the consolidated statements of financial position, respectively. The assets included in "Assets of discontinued operations" are not being depreciated. The results of operations of Early Stage are included in "(Loss) income from discontinued operations, net of income taxes" in the consolidated statements of operations. As a result of the intention to sell Early Stage, we estimated the loss on sale utilizing a fair value based on appraisals, estimated net proceeds upon sale, and discounted cash flows. As a result, we recorded an estimated pre-tax loss on sale of $13 million in the fourth quarter of fiscal 2009. This estimated loss on sale includes recognition of an unrealized foreign currency translation gain of $44 million. While management believes that the estimated loss as of October 31, 2009 was its then best estimate and that its valuation methods were reasonable and appropriate in the circumstances, the ultimate amount of this estimated loss may vary significantly. During the first quarter of fiscal 2010, continued deterioration of market conditions, the declining Early Stage customer base and new developments in the ongoing strategic review process, including recent discussions with interested parties, are now likely to result in lower sale proceeds than previously expected, which could lead to an additional loss on sale in the range of $30 million to $60 million. We also recorded non-cash long-lived asset impairment charges of $7 million and $2 million in the third and fourth quarters of fiscal 2009, respectively, in "(Loss) income from discontinued operations, net of income taxes".

Sale of MDS Analytical Technologies

On September 2, 2009, we announced that we have entered into an agreement to sell MDS Analytical Technologies to Danaher, which includes its two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments and PerkinElmer Sciex Instruments. Total consideration for this sale is $650 million in cash subject to certain closing adjustments including final working capital, cash, and indebtedness amounts. The sale remains subject to certain closing conditions and approvals, including clearance by the U.S. Federal Trade Commission. Under a separate arrangement, Danaher has agreed to purchase the portion of Applied Biosystems MDS Analytical Technologies Instruments mass spectrometry joint venture partnership held by Life. Completion of each transaction is conditional on the concurrent closing of the other transaction.

MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS has reflected the total assets and total liabilities of MDS Analytical Technologies at the lower of their carrying value or fair value less costs to sell as "Assets of discontinued operations" and "Liabilities of discontinued operations" in the consolidated statements of financial position, respectively. The assets included in "Assets of discontinued operations" are not being depreciated. The carrying value of MDS Analytical Technologies' net assets did not exceed its fair value less costs to sell resulting in no write-down of this business as of October 31, 2009. The results of operations of MDS Analytical Technologies are included in "(Loss) income from discontinued operations, net of income taxes" in the consolidated statements of operations.

We expect to close the sale of MDS Analytical Technologies during the first calendar quarter of fiscal 2010, which is currently subject to regulatory approval, including resolution of a second request from the Federal Trade Commission in the U.S., and other closing conditions. We expect to record an after-tax gain on the sale in the range of $10 million to $20 million.

PerkinElmer Joint Venture
On December 11, 2009, we were served with a Notice from PerkinElmer with whom MDS has a joint venture to develop, manufacture and sell inductively coupled plasma mass spectrometers. This product line represents less than 10% of annual revenue generated by MDS Analytical Technologies. The Notice relates to the previously announced sale of MDS Analytical Technologies to Danaher. The Notice has been filed with the Ontario Superior Court of Justice and PerkinElmer seeks a range of alternative possible remedies including court direction with respect to the development of protocols to enforce key provisions of the joint venture agreement between MDS and PerkinElmer, an injunction preventing enforcement of provisions in the sale agreement of MDS Analytical Technologies to Danaher, which provide for MDS's retention of the joint venture; or an interim and permanent injunction preventing the completion of the sale of MDS Analytical Technologies to Danaher. On January 25, 2010, the above action was dismissed.

The sale of MDS Analytical Technologies also includes the sale of Blueshift Biotechnologies Inc. and Molecular Devices Corporation, the two companies previously acquired by MDS, the details of which are discussed below.

Blueshift Biotechnologies Inc.
On June 26, 2008, MDS Analytical Technologies acquired 100% of the Common shares of Blueshift Biotechnologies Inc. (Blueshift) for a total purchase price of $14 million of which $1 million was placed in escrow and has since been released. An additional $0.5 million was placed in escrow, which was contingent on the achievement of certain milestones and was released to the vendors during fiscal 2009. We allocated the purchase price to the assets acquired and the liabilities assumed and the purchase price and related allocations were finalized in fiscal 2008. In connection with determining the fair value of the assets acquired and the liabilities assumed, management performed assessments of the assets and liabilities using customary valuation procedures and techniques. The results of operations of Blueshift are included in discontinued operations from the date of acquisition.

Molecular Devices Corporation
During fiscal 2007, we acquired 100% of the shares of MDC for a total cash purchase price of $600 million. Included in the consideration was a $27 million cash cost to buy back outstanding options of MDC at the closing date of the acquisition. Of the $600 million purchase price, $26 million was allocated to net tangible assets, $161 million to developed technologies, $30 million to brands and $383 million to goodwill. The results of operations of MDC are included in MDS Analytical Technologies in discontinued operations from the date of acquisition.

Other divestitures
During fiscal 2008, MDS Nordion sold its external beam therapy and self-contained irradiator product lines for $15 million in cash. We recorded a loss on sale of this business of $4 million, including a $1 million impairment of goodwill. We also recorded a pension curtailment gain of approximately $1 million as a result of the transfer of employees to the buyer. As these product lines did not represent a business these were reported in continuing operations.

During fiscal 2007, we completed the sale of MDS Diagnostic Services in a $1.2 billion transaction. This sale was structured as an asset purchase transaction and after provision for taxes, expenses and amounts attributable to minority interests resulted in net proceeds of $988 million, comprising $929 million in cash and $65 million in an unconditional non-interest bearing note payable in March 2009. During the second quarter of fiscal 2009, this note matured and we received $60 million in cash proceeds. Included in income from discontinued operations is a gain of $791 million net of income taxes on the transaction, which we recorded in fiscal 2007.

Contractual obligations

The following table summarizes the contractual obligations for the continuing operations as of October 31, 2009 and the effect such obligations are expected to have on the liquidity and cash flows in future years. The table excludes amounts already recorded on the consolidated balance sheet as current liabilities and certain other purchase obligations discussed below:

	2010	2011	2012	2013	2014	Thereafter
Long-term debt	$ 30	$ 14	$ 14	$ 171	$ 9	$ 29
Interest on long-term debt	16	15	14	9	3	1
Operating leases	19	14	10	6	4	11
Purchase obligations	26	25	22	20	25	113
Other contractual commitments	21	9	-	-	-	-
	$ 112	$ 77	$ 60	$ 206	$ 41	$ 154

Long-term debt consisted of $221 million of senior unsecured notes issued under a private placement during fiscal 2003 and a $42 million, non-interest bearing, government loan; and other commitments totaling $4 million, relating to assets purchased for the MALDI-TOF mass spectrometry operations. Although this amount of $4 million was originally due on October 22, 2009, in accordance with an agreement with the lender, this amount was deferred and will be forgiven upon the consummation of the planned sale of MDS Analytical Technologies.

The amounts for operating leases primarily relate to the rental of offices, laboratory facilities and equipment to support the global operations.

We have long-term supply arrangements totaling $234 million with certain suppliers including Energoatom and other major electricity producers that provide us with cobalt. These agreements provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. The remaining balance of other contractual obligations is inclusive of commitments totaling $18 million relating to the outsourcing of certain IT infrastructure services.

We have entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, foreign exchange fluctuations, or, for some obligations, changes to agreed-upon amounts.

As a result of the strategic repositioning, we may cancel or renegotiate certain contracts for outsourced services, including commitments related to the outsourcing of certain IT infrastructure services. As a result of cancellations or renegotiations, we estimate that we may incur approximately $5 million of expense to extinguish or pay out these contracts. We have not terminated any material contracts to date and continue to work with the suppliers to negotiate what we believe are appropriate modifications or terminations of the contractual commitments for the business subsequent to the expected sale of MDS Analytical Technologies and intended sale of Early Stage. In addition, we have future rent payments of approximately $7 million for the Toronto, Canada corporate offices, which we expect to vacate on the completion of any necessary transition services related to the planned sale of MDS Analytical Technologies and the intended sale of Early Stage. We would expect to attempt to sublease the office space or buyout the remaining lease at a reduced amount.

Indemnities and guarantees

In the normal course of the operations, we enter into a variety of commercial transactions such as the purchase or sale of businesses, the purchase or supply of products or services, clinical trials, licenses and leases. These transactions are evidenced by agreements, most of which contain standard indemnity obligations. Our financial exposure to counterparties under these indemnity obligations is generally based upon actual future damages, which the counterparty may suffer as a result of the actions or inaction of the Company. In the circumstances, we are not able to make a reasonable estimate of the maximum potential amount we could be required to pay to counterparties under these indemnity obligations. Historically, we have not made significant payments under these indemnity obligations.

Upon the completion of the expected sale of MDS Analytical Technologies and the intended sale of Early Stage, there will be certain indemnities included in the sale agreements that could result in obligations or payments that may be significant in relation to the assets of the remaining businesses.

Off-balance sheet arrangements

MDS does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future affect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to investors other than operating leases and derivative instruments.

Financial instruments

Derivative instruments

As of October 31, 2009, we did not have any derivatives designated as fair value or cash flow hedges.

The U.S. dollar denominated senior secured notes have been designated as a hedge of net investment in foreign operations to reduce foreign exchange fluctuations associated with certain of the foreign currency investments of the Company, the U.S. operations of MDS Analytical Technologies and MDS Pharma Services. As the net investment hedge has been deemed to be effective, the U.S. dollar denominated senior secured notes have been measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in other comprehensive income (OCI). We did not record any ineffectiveness relating to this net investment hedge in the consolidated statements of income for fiscal years 2009, 2008 and 2007.

As discussed earlier in the MD&A, with the completion of the planned sale of MDS Analytical Technologies, MDS, among other things, expects to repay the outstanding $221 million senior unsecured notes, resulting in the discontinuance of the net investment hedging relationship.

As of October 31, 2009, we have identified certain embedded derivatives primarily relating to MDS Nordion, which had notional amount of $83 million (2008 - $130 million) with fair value of an asset of $nil (2008 - $nil) and a liability of $4 million (2008 - $11 million). In the third quarter of fiscal 2009, we amended the Russian cobalt supply contract that resulted in reduction of the notional amount of the embedded derivatives by $35 million. During fiscal 2009, we recorded a gain of $8 million (2008 - $15 million loss and 2007 - $4 million gain) for the change in the fair value of the embedded derivatives from continuing operations. This gain in fiscal 2009 primarily resulted from the strengthening of the Canadian dollar against the U.S. dollar and the amendment of the Russian cobalt supply contract.

We use short-term foreign currency forward exchange contracts to economically hedge the revaluations of the foreign currency balances which we did not designate as hedges for accounting purposes. As of October 31, 2009, the notional amount of these foreign currency forward exchange contracts was $15 million (2008 - $8 million) with fair value for an asset of $nil (2008 - $1 million) and liability of $nil (2008 - $nil). During fiscal 2009, we recognized a realized gain on foreign currency contracts not under hedging relationships in the amount of $1 million (2008 - $7 million loss and 2007 - $1 million gain).

Fair value hierarchy

During fiscal 2009, the aggregate amount of assets and liabilities measured using significant unobservable inputs (Level 3 assets and liabilities) only related to the ABCP investment. As of October 31, 2009, the investment in ABCP represented less than 1% of the aggregate amount of the Company's consolidated total assets.

The details of the Level 3 assets are included in Note 19 of the consolidated financial statements.

Defined-benefit pension plans

The majority of the defined benefit pension assets and liabilities relate to a plan for certain employees of MDS Nordion in Canada. Based on an actuarial report filed with the pension regulator in Canada in 2008, with a valuation as of January 1, 2008, we were in a surplus position on both a going-concern and solvency basis and therefore are not currently required to provide additional funding to the plan. As of October 31, 2009, the defined benefit pension plan remained in a surplus position on a going concern basis; however, it was estimated to be in a solvency deficit position. We are working to complete an actuarial valuation for the Canadian defined benefit plan as of January 1, 2010, which is expected to be submitted to the pension regulators by June 2010 and form the basis for funding in fiscal 2010. Primarily as a result of the declines in the Canadian and global equities and changes in real interest rates, we estimate that we currently have a solvency deficit in the range of $30 million to $35 million, which is used to determine additional funding requirements. Based on current and proposed Canadian pension regulations, we would be required to fund up to $5 million in 2010 and under proposed regulations we may be able to issue a letter of credit to avoid cash funding of the solvency deficit.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity and capital resources

		2009		2008	Change
Cash, cash equivalents and restricted cash	$	**314**	$	130	142%
Current ratio[1]		**2.9**		2.5	16%

[1] *Excludes total assets and total liabilities related to discontinued operations.*

Cash, cash equivalents and restricted cash as of October 31, 2009 of $314 million was $184 million higher compared to $130 million in 2008. The increase was due to $60 million collected from a note receivable from Borealis related to the 2007 sale of the Diagnostics business, $45 million from the sale of the Phase II-IV, including $10 million recorded as restricted cash, $6 million from the sale of Central Labs, working capital performance and the positive impact of foreign exchange. MDS expects the restricted cash to be released to us within 15 months from the closing date of Phase II-IV of July 1, 2009.

The current ratio has also increased to 2.9 as of October 31, 2009 compared to 2.5 as of October 31, 2008 as the current assets have increased at a faster rate than the current liabilities. Our current assets have increased primarily due to the collection of $35 million for the sale of the Phase II-IV and $6 million from the sale of Central Labs, which are included in the $298 million cash balance.

Our cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized as follows:

		2009		2008	2007
Cash provided by (used in) continuing operating activities	$	**81**	$	(110)	156
Cash provided by (used in) continuing investing activities	$	**(13)**	$	113	29
Cash used in continuing financing activities	$	**(6)**	$	(116)	(437)
Cash provided by discontinued operations	$	**100**	$	26	225
Effect of foreign exchange rate changes on cash and cash equivalents	$	**19**	$	(18)	10
Net increase (decrease) in cash and cash equivalents during the year	$	**181**	$	(105)	(17)

Continuing operating activities

Cash provided by operating activities for fiscal 2009 was $81 million compared to cash of $110 million used in fiscal 2008. During fiscal 2009, we experienced cash improvements in the operating assets and liabilities compared to fiscal 2008, primarily due to $71 million received for the notes receivable, lower accounts receivable and inventory, and higher trade and other payables resulting from the increased focus on working capital management. These changes in working capital generated cash inflow of $93 million in fiscal 2009 compared to a cash outflow of $107 million in fiscal 2008. Our cash interest expense in fiscal 2009 was relatively flat compared to fiscal 2008. In fiscal 2009, the interest income was lower by $4 million primarily due to lower interest rates compared to fiscal 2008.

Cash used in operating activities in fiscal 2008 of $110 million compared to cash of $156 million provided in fiscal 2007. In fiscal 2008, we paid $88 million for taxes compared with $15 million in fiscal 2007 due to the $56 million payment associated with the 2007 sale of the Diagnostics business. Our cash interest expense in fiscal 2008 was relatively flat compared to fiscal 2007. In fiscal 2008, the interest income was lower by $11 million due to lower cash balances compared to fiscal 2007.

Continuing investing activities

Cash used in investing activities in fiscal 2009 was $13 million compared to cash of $113 million provided in fiscal 2008. In fiscal 2009, we incurred capital expenditures of $10 million and had an increase in the restricted cash of $10 million resulting from to the sale of the Phase II-IV, which was partially offset by a decrease of $7 million for restricted cash relating to the insurance liabilities. In fiscal 2008, we received $101 million on the maturity of the short-term investments, $15 million from the sale of external beam therapy and self-container irradiator product lines, and $4 million from the investments in Lumira Capital Corp., partially offset by $13 million used to purchase property, plant and equipment. In fiscal 2008, we used the proceeds from the maturity of short-term investments to repay the long-term debt.

Cash provided by investing activities in fiscal 2008 was $113 million compared to $29 million in fiscal 2007. In fiscal 2007, we utilized $15 million to purchase property, plant, and equipment, partially offset by net proceeds of $47 million from the sale of short-term investments.

In fiscal 2007, we received proceeds of $929 million from the sale of the Diagnostics business of which $600 million was used to fund the acquisition of MDC, which is included in the planned sale of MDS Analytical Technologies. The details of the Diagnostics business and the planned sale of MDS Analytical Technologies are provided in the discontinued operations.

Continuing financing activities
Cash flows used in financing activities in fiscal 2009 of $6 million were lower compared to $116 million in fiscal 2008. In fiscal 2009, we made debt repayments of $6 million compared to $79 million in fiscal 2008. In fiscal 2008, we repaid $79 million for senior unsecured notes and repurchased $44 million of shares under the normal course issuer bid, retiring 2.9 million of the Common shares and received proceeds of $7 million as part of the employee stock option program.

Cash flows used in financing activities in fiscal 2008 of $116 million were lower compared to $437 million in fiscal 2007. In fiscal 2008, we made a $79 million debt payment, $44 million for share repurchases, partially offset by $7 million in proceeds received from the employee stock option program. In fiscal 2007, we used $441 million to repurchase and cancel 22.8 million of the Common shares under a substantial issuer bid, $8 million for the repayment of debt, and $3 million for dividend payments to the common shareholders, partially offset by $15 million of proceeds received from the employee stock option program.

Covenants related to debt agreements
The long-term senior unsecured notes contain a number of financial and other covenants, including restrictions on asset sales, debt incurrence and the ability to consolidate, merge or amalgamate with another corporation or transfer all or substantially all of the assets. Based on an agreement that we entered into with the note holders in the fourth quarter of fiscal 2009, we would be required to repay the senior unsecured notes within three days on the closing of the planned sale of MDS Analytical Technologies. We have provided the additional details of this arrangement in the "*Impact of divestitures, use of sale proceeds and available cash*" section of this MD&A. We also have available a C$500 million (US$462 million), five-year, committed, revolving credit facility that may fund the future liquidity requirements, which was unused as of October 31, 2009, and expires in July 2010. Upon the closing of the sale of MDS Analytical Technologies, we would not be able to access this credit facility. As a result of losing access to the credit facility, we would also be required to cash collateralize approximately $20 million of letters of credit. We expect to retain sufficient cash from the sale of the businesses in absence of having a revolving credit facility, and therefore due to the costs and restrictions associated with a new revolving credit facility, we currently are not in negotiations for a new credit facility, however we may enter into future negotiations if terms become more favourable.

The terms of the current credit facility require us to meet certain financial covenants, which we met for the current fiscal year, and limit certain uses of funds including significant acquisitions. These covenants require us to prepay all amounts outstanding under the facility and provide the lenders' the right to discontinue further commitments under the facility before any person acquires beneficial ownership of, or control or direction over, 50% or more of the issued and outstanding voting shares of MDS.

Our long-term senior unsecured notes, which mature in several tranches up to 2014, contain a covenant that restricts the Company's use of cash for certain purposes if cumulative net income from the date of issuance of the notes falls below a predefined amount. With the fiscal 2008 write-off of the MAPLE Facilities, the cumulative net income was below the amount defined in the debt covenants for the senior unsecured notes, which triggered some restrictive debt covenants. The restrictions on the use of cash include the repurchase of shares, payment of dividends and investments in businesses that we do not control. We currently expect these restrictions to remain in place until the senior unsecured notes are retired. In fiscal 2008 and 2007, prior to the MAPLE Facilities write-off, we repurchased some Common shares, and in 2007, we paid $3 million in dividends. We have not made additional investments in any non-controlled businesses. In fiscal 2008, we repurchased 2.9 million shares for $44 million under the normal course issuer bid. In fiscal 2007, we used $441 million to purchase 22.8 million shares under the substantial issuer bid. In fiscal 2009, we did not make any share repurchases.

If the sale of MDS Analytical Technologies is not completed, as discussed earlier in this MD&A, the earnings impact from an extended NRU reactor shutdown combined with the existing market conditions, may cause a breach of the debt covenants requiring repayment of the senior unsecured notes and preventing access to the revolving credit facility. We are taking actions to mitigate the risk of any debt covenant violation and are developing plans to address this situation should it occur. This may involve negotiating waivers on existing agreements or securing a new, smaller short-term credit facility to help fund the ongoing liquidity requirements; however, there can be no assurance that MDS will be successful in securing a new revolving credit facility, and if so, at what cost.

Impact of the strategic initiatives on future liquidity requirements
We have received $41 million to date for the sale of the Phase II-IV and Central Labs, which are included in the $298 million cash balance. We expect to receive an additional $13 million, $10 million of which we recorded in restricted cash, from the sale of the Phase II-IV, which will be released upon MDS meeting certain post closing obligations and assuming that there are no breach of representations and warranties under the sale agreement. We expect to receive these amounts by the fourth quarter of fiscal 2010. We also expect to receive $650 million in additional cash and debt forgiveness of $4 million on the completion of the planned sale of MDS Analytical Technologies during the first calendar quarter of fiscal 2010.

Upon completion of the planned sale of MDS Analytical Technologies, we currently intend to redeem the outstanding senior unsecured notes and return between $400 million to $450 million to shareholders by way of a share buyback through a substantial issuer bid. The actual amount will be determined at the time the bid is commenced and will take into account the expected impact on the liquidity of the Common shares of MDS subsequent to the intended substantial issuer bid and current estimates of future cash requirements to fund transaction and restructuring costs, ongoing operations and other future expenditures. The amount of cash retained for ongoing operations would be intended to fund the liabilities arising from the sale of MDS Analytical Technologies and the day-to-day operations of the continuing businesses. We expect to use approximately $20 million to collateralize certain letters of credit and we expect to maintain sufficient cash in absence of having a committed revolving credit facility.

We believe that cash on hand, cash flows generated from operations, proceeds generated from the planned sale of MDS Analytical Technologies, coupled with available borrowings from existing financing sources or new borrowings if needed, will be sufficient to meet the anticipated requirements for operations, capital expenditures, R&D expenditures, contingent liabilities including FDA settlements, potential transaction and restructuring costs, and the potential repurchase of all outstanding senior unsecured notes. We have repaid $23 million of the senior unsecured notes in the first fiscal quarter of 2010 upon their maturity. The FDA liability and restructuring reserves are currently $19 million and $8 million, respectively. At this time, we do not anticipate any issues in collecting amounts owed to MDS in respect to the notes receivable from AECL. As a result of a covenant in the senior unsecured notes, we have ceased paying dividends and discontinued the share repurchase program. We currently remain in compliance with all covenants for the senior unsecured notes and the bank credit facility in relation to borrowings and repayments. The Company is carefully monitoring this risk and has developed contingency plans to mitigate a potential covenant breach, which may include requesting waivers related to our senior unsecured notes and our revolving credit facility, which is currently undrawn. We believe that we would be able to obtain new financing, if necessary, however, it may be at a significantly higher cost than the existing debt and result in us incurring additional fees.

Capitalization

		2009		2008	Change
Long-term debt	$	**267**	$	274	(3%)
Less: Cash and cash equivalents and restricted cash		**(314)**		(130)	142%
Net debt (cash)		**(47)**		144	(133%)
Shareholders' equity		**994**		1,090	(9%)
Capital employed[1]	$	**947**	$	1,234	(23%)

[1] *Capital employed is a measure of how much of the net assets are financed by debt and equity.*

Long-term debt in fiscal 2009 decreased by $7 million compared to fiscal 2008 primarily due to repayments of $6 million for the senior unsecured notes.

The long-term debt include the senior unsecured notes of $221 million as of October 31, 2009, which have fixed interest between 5.52% and 6.19% per annum and mature in several tranches up to December 2014. In December 2009, we repaid $23 million of the senior unsecured notes that matured. In addition, based on an agreement with the note holders, within three days following the completion of the sale of MDS Analytical Technologies, we intend to redeem the outstanding U.S. dollar denominated senior unsecured notes by payment of approximately $223 million to the holders thereof. This repayment amount represents the principal outstanding amount of the senior unsecured notes, including accrued interest and approximately $23 million in make-whole payments that is tax deductible. With the repayment of the senior unsecured notes, we will also not be able to access the C$500 million (US$462 million) revolving credit facility under the terms of the associated credit facility agreement, which was undrawn as of October 31, 2009. Upon the close of the sale of MDS Analytical Technologies, we have an agreement that $4 million of the debt will be forgiven. The remaining $42 million of debt as of October 31, 2009 relates to a Government of Canada loan, which is fully defeased by a financial instrument that we purchased and that was issued by a major Canadian bank.

Share capital

Shares issued and outstanding (in thousands)		2009		2008		2007
Outstanding – beginning of the year		**120,137**		122,578		144,319
Issued during the year		**-**		462		1,090
Repurchased and cancelled		**-**		(2,903)		(22,831)
Outstanding – end of year		**120,137**		120,137		122,578
Dividends declared per share	$	**-**	$	-	$	0.03
Market price per share:						
High	$	**11.26**	$	22.55	$	22.49
Average	$	**6.43**	$	16.67	$	19.27
Low	$	**4.54**	$	8.54	$	16.91
Book value per share[1]	$	**8.27**	$	9.07	$	15.83

[1]*Book value per share calculated as Common shareholders' equity divided by the number of Common shares outstanding.*

As of October 31, 2009, we had 120.1 million Common shares outstanding and 4.6 million stock options to acquire the Common shares. As of October 31, 2009, approximately 1% of the total outstanding stock options were in the money.

During fiscal 2009, we did not declare or pay any cash dividends as dividend payments were discontinued as of January 2007. We do not expect to make any further dividend payments or share repurchases until the existing senior unsecured notes are retired.

The completion of the planned sale of MDS Analytical Technologies would result in a change in control, which will result in accelerated vesting of the stock options and recognition of any unamortized expense amount in the consolidated financial statements. The completion of the sale of MDS Analytical Technologies would also result in the share issuer bid in which we currently intend to repurchase $400 million to $450 million worth of the outstanding Common shares of the Company. The details of these transactions have previously been discussed in the *"Strategic repositioning"* and *"Impact of the strategic initiatives on future liquidity requirements"*, sections of this MD&A.

We purchased and cancelled 2.9 million Common shares in fiscal 2008, under a normal-course issuer bid. In fiscal 2007, we repurchased and cancelled approximately 22.8 million Common shares under the terms of a substantial issuer bid.

Litigation

The Company is involved in an arbitration related to the MAPLE Facilities and an associated litigation with AECL and the Government of Canada, the details of which are discussed in *"MAPLE Facilities"* section of this MD&A. On December 11, 2009, PerkinElmer filed a Notice relating to the planned sale of MDS Analytical Technologies to Danaher, the details of which are discussed in the *"Sale of MDS Analytical Technologies"* and *"Divestitures and discontinued operations"* sections of this MD&A. On January 25, 2010, the above action was dismissed. The Company also has the following litigation matters relating to MDS Pharma Services.

During fiscal 2009, we were served with a Complaint related to repeat study costs and mitigation costs of approximately $10 million and lost profits of approximately $70 million. This action relates to certain bioequivalence studies carried out at the Montreal, Canada facility from January 1, 2000 to December 31, 2004. We maintain reserves in respect of study costs as well as errors and omissions insurance. MDS has assessed this claim and no provision has been recorded related to the claim for lost profits. We have filed an Answer and intend to vigorously defend this action.

During fiscal 2009, we were served with a Statement of Claim related to repeat study and mitigation costs of $5 million and loss of profit of $28 million. This action relates to certain bioequivalence studies carried out at the Montreal, Canada facility from January 1, 2000 to December 31, 2004. We maintain reserves in respect of study costs as well as errors and omissions insurance. MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. We have filed a Statement of Defence and intend to vigorously defend this action.

Risks and uncertainties

This section outlines certain risks and uncertainties that can have an impact on the Company's operating results and financial position over the course of a year. A more detailed discussion of risks and uncertainties and industry trends is contained in the AIF and the Circular.

Completion of the planned sale of MDS Analytical Technologies

The completion of the planned sale of MDS Analytical Technologies is subject to a number of conditions precedent, certain of which are outside the control of the Company, including regulatory approvals and the completion of the sale by Life to Danaher of its interest in the Applied Biosystems MDS Analytical Technologies Instruments joint venture. There can be no certainty that these conditions will be satisfied or, if satisfied, when they will be satisfied. Danaher is also not required to consummate the sale of MDS Analytical Technologies in the event of a change having a Material Adverse Effect (as defined in the sale agreement between MDS and Danaher) prior to the consummation of the planned sale of MDS Analytical Technologies. Although a Material Adverse Effect excludes certain events that are beyond the control of the Company, such as changes in general economic conditions or general conditions in any of the markets in which the MDS Analytical Technologies operates. If the sale of MDS Analytical Technologies is not completed, the market price of the Common shares may decline to the extent that the market price reflects a market assumption that the sale of MDS Analytical Technologies will be completed. If the sale of MDS Analytical Technologies is not completed and our Board of Directors decide to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid pursuant to the agreement between MDS and Danaher in relation to the sale of MDS Analytical Technologies.

Completion of the intended sale of Early Stage

We have announced our intention to sell Early Stage and initially stated that upon completion of the sale of Early Stage, we intended to make a secondary distribution to shareholders with a portion of the net cash proceeds. This secondary distribution would be in addition to the planned shareholder distribution of $400 million to $450 million following the sale of MDS Analytical Technologies. There can be no assurance that MDS will complete a transaction involving Early Stage. During the first quarter of fiscal 2010, continued deterioration of market conditions, the declining Early Stage customer base and new developments in the ongoing strategic review process, including recent discussions with interested parties, are now likely to result in lower sale proceeds than previously expected, and we now believe the sale proceeds from Early Stage may not be sufficient to fund a second distribution to shareholders. Shareholders may be expecting the sale and subsequent distribution to be completed, and if we are unable to complete the sale of Early Stage and/or make a distribution, the market price of our Common shares may decline.

The early-stage contract research organization market has recently seen reductions in orders and revenue as a result of economic conditions, mergers between major pharmaceutical companies and the reduced availability of funding for biotechnology companies. In addition, some customers have expressed concern regarding the uncertainty created by MDS's Strategic Review process. The Company's Early Stage business has seen reduced orders and revenue, which we believe is driven by these factors. Considering the high portion of fixed costs within Early Stage, profitability has declined as a result of reduced revenue, and Early Stage is currently generating an EBITDA loss. While we believe it is probable that a sale of Early Stage will occur, in the unlikely event that MDS does not complete the intended sale of Early Stage, in order to increase revenue and improve profitability, MDS may have to invest additional capital and incur restructuring costs to strengthen the business. The cost and length of time for which MDS would have to incur cash outflows related to Early Stage is uncertain. Those outflows may have a material adverse effect on the business, financial condition and cash flows of the Company.

Obligations retained after the sale of businesses

Certain liabilities relating to the businesses, which have been sold or are expected to be sold have been or will be retained by the Company. In particular, the Company may remain the defendant in current lawsuits, and potentially future lawsuits, that relate to activities, which occurred prior to the sale of the businesses, which have been or will be sold. The Company has retained liabilities relating to studies that were closed prior to the sale of Phase II-IV. The Company may also retain certain pre-closing liabilities of the businesses sold, such as environmental liabilities. As well, the Company may be required to reimburse the purchasers of the businesses under certain circumstances, including for breaches of representations and warranties in the applicable sale agreement. Given its reduced size, the Company now has less of a financial base upon which to sustain such retained liabilities, and any payments required to be made as a result of such liabilities could have a material adverse effect on the Company and its financial condition.

Supply of reactor isotopes

Radioisotopes used in nuclear medicine and sterilization technologies are manufactured in electric-powered cyclotrons or nuclear reactors. A continuous and reliable supply of reactor radioisotopes, such as Mo99 and Co60, is important to the business of the Company. Routine and/or unscheduled shutdowns of these reactors can have a dramatic impact on the supply of radioisotopes at any point.

AECL's NRU reactor is currently out of service due to leaks in the reactor vessel. AECL is currently completing the repair of the reactor and expects it to return to service in the end of March of 2010, however, AECL has reported that if there are continuing challenges with the repair process, the NRU reactor return to service schedule could extend into April 2010. The reactor may not return to service as planned and may be out of service permanently or for an extended period of time or may go out of service again in the future. In addition, due to the NRU reactor being out of service for an extended period, the Company's customers may have obtained alternate supply, may seek to diversify their supply and as a result we may have lower revenue from medical isotopes than we experienced in the past. The majority of the Company's reactor-based medical isotopes are currently supplied from AECL's NRU reactor. The NRU reactor is over 50 years old and its current license extends to 2011. There is no assurance that the license will be extended past 2011. Refer to *"Medical isotope supply disruption"* section of this MD&A for additional discussion of the uncertainty of the supply of reactor-based medical isotopes.

We have taken steps to source additional long-term cobalt supply from a major supplier, Energoatom. By establishing new contracts or by negotiating extensions of existing long-term supply arrangements we expect to diversify and secure the sources of supply. Changes in maintenance schedules or the continued operations of the reactors, which manufacture radioisotopes could impact the availability and timing of the purchases.

Covenants and restrictions in our senior unsecured notes and bank credit facilities

Our senior unsecured notes, as well as our revolving credit facility, require us to meet specified financial ratios that are defined under the terms of the note purchase agreement relating to our senior unsecured notes and revolving credit facility. Failure to meet these financial ratios may result in an event of default under the note purchase agreement, which could result in acceleration of our indebtedness under the senior unsecured notes and require us to prepay the senior unsecured notes before their scheduled due date. Non-compliance with certain financial ratios could also impair our ability to draw funds on the revolving credit facility. Future debt instruments to which we may become subject to could also contain similar provisions.

The earnings impact from an extended NRU reactor shutdown, combined with the continued negative impact of existing market conditions, may cause a breach of these debt covenants. A breach of these covenants may require repayment of the outstanding senior unsecured notes currently valued at $199 million ($221 million as of October 31, 2009) plus accrued interest and an associated tax-deductible make-whole payment of approximately $23 million that would and may prevent us from accessing the existing revolving credit facility. As a result of losing access to the revolving credit facility, we would also be required to cash collateralize approximately $20 million of letters of credit. Depending on the timing of the sale of MDS Analytical Technologies, and based on the reporting of compliance with the covenants with respect to our first quarter of fiscal 2010, a breach of certain debt covenants related to the senior unsecured notes and the revolving credit facility may occur during our second quarter of fiscal 2010. We may, however, not violate our covenants, or we may be able to obtain a waiver if we expect to be in violation of the covenants.

While we intend to redeem the senior unsecured notes using cash on hand and the sale proceeds of MDS Analytical Technologies, if we fail to meet the financial ratios at some point prior to the completion of the sale of MDS Analytical Technologies we would be required to seek a wavier from the note holders or obtain new financing at market rates. The Company may not be able to obtain a waiver or obtain new financing, and may not have sufficient cash on hand to repay the senior unsecured notes, including the make-whole payment, cash collateralize letters of credit and fund its operations.

As well, the note purchase agreement governing the senior unsecured notes includes restrictions on the ability of the Company and its subsidiaries to pay dividends, repurchase Common shares, invest in businesses that the Company does not control, sell assets, incur obligations that restrict the ability of the subsidiaries of the Company to pay dividends or other amounts to us, guarantee or secure indebtedness, enter into transactions with affiliates, consolidate, merge, or transfer all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis or initiate refinancing of debt. Future debt instruments to which we may become subject could also contain similar provisions.

Under a restrictive covenant in the senior unsecured notes, we are currently unable to pay dividends or repurchase Common shares, which may limit the access to new capital and may negatively affect the stock price of the Company.

Declining general economic conditions and uncertainties in the global credit and equity markets

Our business is sensitive to changes in general economic conditions. Worldwide financial markets continue to experience a disruption, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades and declining valuations of investments. These disruptions are likely to have an ongoing adverse effect on the world economy. We are unable to predict how long the economic downturn will last. A continuing economic downturn and capital market disruptions may adversely impact our business resulting in: counterparties including customers, suppliers, investment banks and commercial banks experiencing liquidity issues and failing to fulfill contractual obligations to us, reduced demand for our product and services, increased pressure on the prices of our products and services, greater difficulty in collecting accounts receivable, and greater risk of impairment to the value, and a detriment to the liquidity of our assets and investment portfolio. While we intend to finance ongoing operations, capital expenditures and restructuring projects with existing cash, cash flow from operations and borrowing under our existing credit facilities, we may require additional financing to support continued growth. A declining global economic environment may reduce access to credit markets and limit access to capital on acceptable terms or at all.

Government regulation and funding

The cost of compliance with government regulation is necessary and has an impact on the business of the Company. Changes in policies, procedures, systems and staff training required by government regulation can have the effect of increasing the costs we incur to provide the products and services of the Company. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the FDA and the Canadian Nuclear Safety Commission (CNSC).

Our pharmaceutical research facilities and the isotope manufacturing facilities are subject to audit and approval by the FDA, CNSC and similar agencies. Failure to achieve approval by these agencies will impact the ability of the Company to secure contracts to perform work. Audit reports issued by relevant regulatory bodies could directly impact the ability of the Company to attract and retain work, as has been the recent experience at the Montreal, Canada bioanalytical research facilities. We capitalize on such experiences by formalizing the learning into our standards to improve the quality assurance practices, customer quality and customer service of the Company.

Regulatory policies are designed to protect the public's health and can affect the drug development revenues of the Company if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and we maintain a balanced portfolio of development contracts.

Exposure to foreign currencies

Approximately 97% of revenue is earned outside of Canada based on the customer's location. The majority of the export product revenues and a significant component of the foreign activities of the Company are denominated in U.S. dollars. We believe that continued expansion outside of Canadian markets is essential if the Company is to achieve its growth targets. This expansion will subject us to volatility associated with changes in the value of the Canadian dollar. We manage certain exchange rate risks primarily through the use of forward foreign exchange contracts.

We maintain a centralized treasury function that operates under policies and guidelines approved by the Audit Committee of the Board of Directors, covering foreign currency exchange, funding, investing, and interest rate management. Our policies and guidelines prohibit us from using any derivative instrument for trading or speculative purposes.

We will continue to monitor the current and anticipated exposure of the Company to fluctuations in foreign currency exchange rates and enter into currency derivative contracts to manage the exposure.

Intellectual property

Our business is each dependent on intellectual property either in the form of patent protection of key technologies or unpatented proprietary methods and knowledge. We are exposed to the risk that others may gain knowledge of the proprietary methods of the Company, infringe on patents, or develop non-infringing competitive technologies. While we take vigorous action to defend our positions, we may not be able to control usage of this intellectual property by others to compete against us.

Research and development

MDS carries on various research and development programs. Our business depends to one extent or another on our ability to maintain technological competitiveness and to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to grow and keep pace with a changing technological environment. The likelihood of success for any R&D project is inherently difficult to predict and could require a significant investment.

Litigation and insurance

From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time we are not aware of any significant outstanding litigation against the Company that is not covered by the insurance policies of the Company and that could have a material adverse impact on the Company's results or its financial position. We maintain a global insurance program with liability coverage up to $100 million to protect us from the financial risk associated with a claim made against us. The ability of the Company to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Quarterly highlights

The following tables provide a summary of selected financial information for each of the eight most recently completed quarters. This financial data has been prepared in accordance with U.S. GAAP.

		Trailing four quarters		**October 31 2009**		**July 31 2009**		**April 30 2009**		**January 31 2009**
Revenues from continuing operations	$	**231**	$	**51**	$	**49**	$	**65**	$	**66**
Operating (loss) income from continuing operations	$	**(2)**	$	**(12)**	$	**1**	$	**8**	$	**1**
(Loss) income from continuing operations	$	**(15)**	$	**(19)**	$	**9**	$	**(7)**	$	**2**
(Loss) income from discontinued operations, net of income taxes	$	**(120)**	$	**(39)**	$	**(71)**	$	**(10)**	$	**-**
Net (loss) income	$	**(135)**	$	**(58)**	$	**(62)**	$	**(17)**	$	**2**
Basic and diluted (loss) earnings per share										
- from continuing operations	$	**(0.12)**	$	**(0.15)**	$	**0.08**	$	**(0.07)**	$	**0.02**
- from discontinued operations	$	**(1.00)**	$	**(0.33)**	$	**(0.59)**	$	**(0.08)**	$	**-**
Basic and diluted (loss) earnings per share	$	**(1.12)**	$	**(0.48)**	$	**(0.51)**	$	**(0.15)**	$	**0.02**

		Trailing four quarters		October 31 2008		July 31 2008		April 30 2008		January 31 2008
Revenues from continuing operations	$	296	$	84	$	72	$	80	$	60
Operating (loss) income from continuing operations	$	(355)	$	(347)	$	7	$	3	$	(18)
(Loss) income from continuing operations	$	(246)	$	(247)	$	2	$	1	$	(2)
(Loss) income from discontinued operations, net of income taxes	$	(307)	$	(328)	$	(12)	$	12	$	21
Net (loss) income	$	(553)	$	(575)	$	(10)	$	13	$	19
Basic and diluted (loss) earnings per share										
- from continuing operations	$	(2.02)	$	(2.05)	$	0.02	$	0.01	$	(0.02)
- from discontinued operations	$	(2.52)	$	(2.72)	$	(0.10)	$	0.10	$	0.18
Basic and diluted (loss) earnings per share	$	(4.54)	$	(4.77)	$	(0.08)	$	0.11	$	0.16

Fourth quarter fiscal 2009 compared to the fourth quarter fiscal 2008

Revenues from continuing operations

Revenues from continuing operations in the fourth quarter of fiscal 2009 of $51 million were $33 million lower compared to the comparative fourth quarter of fiscal 2008, primarily due to lower revenues in medical imaging and radiotherapeutics, and sterilization technologies. These lower revenues were primarily driven by AECL's NRU reactor shutdown and lower cobalt supply.

Selling, general and administration (SG&A)

SG&A expenses in the fourth quarter of fiscal 2009 of $21 million were $4 million lower compared to the fourth quarter of fiscal 2008 primarily due to lower compensation cost due to workforce reductions and cost control initiatives.

Other income (expenses), net

Other income in the fourth quarter of fiscal 2009 of $5 million was $10 million higher than the same quarter in fiscal 2008. This was primarily due to a $7 million valuation provision and charge related to the investment in Entelos recorded in the fourth quarter of fiscal 2008 and a lower foreign exchange gain on the revaluation of certain assets and liabilities in the fourth quarter of fiscal 2009.

Operating loss

The $12 million loss from continuing operations in the fourth quarter of fiscal 2009 improved by $335 million compared to the same quarter in fiscal 2008. This decrease was due to a $341 million MAPLE Facilities write-off and a $7 million valuation provision and charge related to the investment in Entelos in the fourth quarter of fiscal 2008, and a $12 million increase in fair value of the embedded derivatives and $4 million of lower SG&A expenses in the fourth quarter of fiscal 2009. This was partially offset by lower MDS Nordion revenues and a $9 million restructuring charge recorded due to the strategic repositioning in the fourth quarter of fiscal 2009.

Adjusted EBITDA

Adjusted EBITDA in the fourth quarter of fiscal 2009 of $4 million was $4 million lower compared to the same quarter of fiscal 2008. This was primarily due to the lower revenues from both the medical imaging and radiotherapeutics, and lower cobalt supply and the negative impact of foreign exchange on the revaluation of certain of the assets and liabilities, partially offset by a $12 million increase in fair value of the embedded derivatives, lower compensation cost due to workforce reductions and other cost control initiatives.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted EBITDA

The following tables provide a summary of adjusted EBITDA for continuing operations for each of the eight most recently completed quarters:

	Trailing four quarters	October 31 2009	July 31 2009	April 30 2009	January 31 2009
Revenues from continuing operations	$ 231	$ 51	$ 49	$ 65	$ 66
Operating (loss) income from continuing operations	$ (2)	$ (12)	$ 1	$ 8	$ 1
Depreciation and amortization	24	7	6	6	5
EBITDA	22	(5)	7	14	6
Restructuring charges, net	9	9	-	-	-
Valuation provisions and investment write-downs	1	-	-	-	1
Adjusted EBITDA	$ 32	$ 4	$ 7	$ 14	$ 7
Adjusted EBITDA Margin (% of revenues)	14%	8%	14%	22%	11%

	Trailing four quarters	October 31 2008	July 31 2008	April 30 2008	January 31 2008
Revenues from continuing operations	$ 296	$ 84	$ 72	$ 80	$ 60
Operating (loss) income from continuing operations	$ (355)	$ (347)	$ 7	$ 3	$ (18)
Depreciation and amortization	25	6	7	5	7
EBITDA	(330)	(341)	14	8	(11)
Restructuring charges, net	1	1	-	-	-
Valuation provisions and investment write-downs	10	7	-	3	-
Loss on sale of a business	4	-	-	-	4
MAPLE Facilities write-off	341	341	-	-	-
Adjusted EBITDA	$ 26	$ 8	$ 14	$ 11	$ (7)
Adjusted EBITDA Margin (% of revenues)	9%	10%	19%	14%	(12%)

The adjusting items in the fourth quarter of fiscal 2009 include a $9 million restructuring charge due to the strategic repositioning. The adjusting item in the first quarter of fiscal 2009 includes a $1 million for the write-off of the investment in Entelos.

The adjusting items in the fourth quarter of fiscal 2008 include a $341 million non-cash MAPLE Facilities write-off, $7 million valuation provision and charge related to the investment in Entelos, and a $1 million restructuring charge for lease termination costs of the headquarter offices in Canada. The adjusting items in the second quarter of fiscal 2008 include $3 million for impairment charge for the ABCP. The adjusting item in the first quarter of fiscal 2008 includes a $4 million loss on sale of the external beam therapy and self-contained irradiator product lines.

Outlook

On September 2, 2009, MDS announced that it entered into a $650 million agreement to sell MDS Analytical Technologies and that it intends to sell Early Stage. Upon the completion of these transactions, we expect to remain a publicly traded company focused primarily on MDS Nordion. We currently expect to complete the sale of MDS Analytical Technologies during the first calendar quarter of 2010. On July 1, 2009, we completed the sale of the Phase II-IV and on October 30, 2009, we completed the sale of the Central Labs operations. The results of MDS Analytical Technologies and MDS Pharma Services, including Early-Stage, Phase II-IV and Central Labs are reported as discontinued operations.

During fiscal 2008, MDS Analytical Technologies and MDS Pharma Services generated approximately 62% and 21%, respectively, of the Company's consolidated adjusted EBITDA. Accordingly, following the completion of the planned sale of MDS Analytical Technologies, we expect that the adjusted EBITDA will be reduced substantially. While we expect that the Company's operating costs will be reduced due to the smaller number of employees following the sale, we also expect to incur restructuring costs as we resize the corporate functions to reflect the size and nature of the remaining business.

Upon the completion of the planned sale of MDS Analytical Technologies, the intended sale of the remaining Early Stage and completion of associated transition services, we intend to wind down the existing head office operations in Toronto, Canada, which currently employs approximately 150 people, and to establish a new corporate office in Ottawa, Canada, the current head offices of MDS Nordion. This transition is intended to result in the establishment and hiring of approximately 50 positions in Ottawa with the remaining 100 current corporate positions being eliminated due to the reduced scale of the ongoing operations. The severance cost, including those for the executive officers, of closing the Toronto office is estimated to be approximately $30 million, of which a pre-tax restructuring charge of $9 million was recorded in the fourth quarter of fiscal 2009 related to this initiative. In addition to a lower number of corporate employees, we would expect to incur lower costs in certain areas, such as audit and insurance resulting from the reduced size and nature of the remaining business. Upon the completion of the restructuring of the corporate functions and certain transition activities, we expect MDS will generate positive EBITDA and positive cash flows with MDS Nordion as the only operating unit, with or without the contribution generated from NRU reactor supplied product.

In fiscal 2010, we expect our corporate costs to increase due to transitional costs. We expect to provide transition services, including separation of IT systems and financial reporting, and provision of services such as payroll, accounts receivable and payable, on an interim basis to each buyer of a business we sell. While we expect to receive revenue for providing these services, the revenue may not exceed the cost. In addition, we expect to incur costs related to items such as recruiting and cross training of corporate staff in Ottawa, Canada, incremental director and officer insurance to reduce future liability and costs, reorganization of entities and records retention. Following the completion of these activities, the transition services, and the associated restructuring related to the Toronto, Canada corporate office, we would expect corporate SG&A to be approximately one-third of the fiscal 2009 corporate SG&A.

As discussed earlier in the *"Medical isotope supply disruption"* section of this MD&A, AECL has announced that its NRU reactor is expected to return to service by the end of March 2010, however, AECL has reported that if there are continuing challenges with the repair process, the NRU reactor return to service schedule could extend into April of 2010. The NRU reactor supplies substantially all of MDS Nordion's reactor-based medical isotopes and, as a result of this shutdown, we previously announced that Nordion's adjusted EBITDA would be reduced by approximately $4 million for every month the reactor is out of service. Prior to the shutdown of the NRU reactor in May 2009, NRU reactor supplied products contributed approximately $30 million of EBITDA in the current fiscal year, which included $6 million of incremental EBITDA that resulted from higher sales during a competitor's supply disruption. To date, we have not been able to obtain an alternate short-term supply of the primary medical isotope Mo99.

In fiscal 2010, if the NRU reactor returns to service, we expect the revenue and profitability from NRU reactor supplied medical isotopes may not fully return to previous levels due to the negative impact of any alternate sources of medical isotopes that the customers have secured during the period that the NRU reactor was out of service and the impact of alternate procedures and methods used to increase the utilization of medical isotopes. These may be partially, or completely, offset by the impact of the planned shutdown of a major European reactor beginning in the first calendar quarter of 2010, which may disrupt isotope supply for competitors.

In addition to pursuing the arbitration proceeding to compel AECL to complete the MAPLE reactors, we continue to seek other long-term sources of medical isotope supply. In this regard, we have announced collaborations with TRIUMF and the Karpov Institute of Physical Chemistry and we continue to pursue alternate long-term sources of Mo99. MDS Nordion expects to continue to fund the costs related to its ongoing arbitration proceedings with AECL and its legal proceedings against the Government of Canada and AECL as described earlier in *"MAPLE Facilities"* section of the MD&A.

In fiscal 2010, MDS Nordion expects the supply of cobalt will increase compared with fiscal 2009 and that revenue associated with this product will also increase, however, the amount shipped in each quarter is expected to continue to fluctuate based on the timing of cobalt receipts from the suppliers. In addition, in the third quarter of fiscal 2009, we amended the Russian Cobalt Supply Contract with Energoatom, which was intended to increase MDS Nordion's long-term supply of cobalt to meet the continued growth in cobalt sterilization in the long term. The amendment resulted in a reduction of the overall committed volumes, however, this was primarily in the later years of this 17-year agreement.

MDS Nordion remains encouraged by the ongoing global expansion of its TheraSphere® product line, which grew by over 25% in fiscal 2009 compared with fiscal 2008 and with $20 million in annual revenue, it became our third largest product, based on revenue, as this treatment continues to gain acceptance for cancer treatment. We expect continued growth in TheraSphere® in fiscal 2010. We also expect growth in other radiotherapeutic products, including a new product that began commercial production in the second half of the current fiscal year. In fiscal 2010, we expect to increase investment in R&D and in the selling and marketing of radiotherapeutics, including support for the continued growth of TheraSphere®.

In the first quarter of fiscal 2010, the operating activities of MDS Analytical Technologies and Early Stage, which are included in discontinued operations, are expected to generate positive cash flows. Excluding the impact of asset write-downs, the profitability of Early Stage improved in the fourth quarter of fiscal 2009 compared with the third quarter of fiscal 2009. New order wins also improved sequentially in the fourth quarter of fiscal 2009 compared with the third quarter of fiscal 2009, however, customers continue to express their concern over the uncertainty created by the process to sell Early Stage. MDS Analytical Technologies continued to generate positive EBITDA in the fourth quarter of fiscal 2009. Sequentially, adjusted EBITDA for MDS Analytical Technologies was essentially flat.

As a result of the planned sale of MDS Analytical Technologies and the repurchase of the senior unsecured notes, we may generate income subject to tax in certain jurisdictions. However, based on available tax carryovers, transaction and restructuring costs associated with the sale, make-whole payments on the repurchase of the senior unsecured notes, and the expected structure of the sale, we do not expect to pay significant cash taxes on any gains arising from the sale of MDS Analytical Technologies. As well, we expect to be able to apply certain transaction and restructuring costs associated with the sale of MDS Analytical Technologies to reduce any cash taxes arising on the intended future sale of Early Stage.

In the future the Company will significantly benefit from existing tax losses, R&D tax credits, and other carryovers that can be applied to reduce future cash taxes. At year end, we reported $55 million of deferred tax assets, all of which relate to our Canadian operations and could be used to reduce future cash taxes in Canada. In addition, we expect certain transaction and restructuring costs arising from the sale of MDS Analytical Technologies and on the intended future sale of Early Stage, to generate additional tax carryovers for the Company. We will also benefit from significant reductions to the corporate tax rate in Canada. Today our tax rate approximates the Canadian corporate income tax rate, which is currently 32%. However, based on both legislated and proposed income tax rate reductions, we expect our corporate tax rate to fall to 25% by fiscal 2014. This rate is expected to be further reduced by the amount of tax credits that MDS Nordion generates from the R&D that it performs internally and on behalf of certain customers.

We currently expect to close the sale of MDS Analytical Technologies during the first calendar quarter of fiscal 2010, which is subject to regulatory approval, including resolution of a second request from the Federal Trade Commission in the U.S. and other closing conditions as has previously been discussed in *"Divestitures and discontinued operations - Sale of MDS Analytical Technologies"* section of this MD&A. We expect to receive gross proceeds of $650 million on the completion of the sale of MDS Analytical Technologies. We currently intend to distribute a portion of the sale of MDS Analytical Technologies proceeds, currently estimated to be approximately $400 million to $450 million, to shareholders pursuant to a substantial issuer bid. The balance of the gross proceeds of the sale of MDS Analytical Technologies plus existing cash on hand ($298 million as of October 31, 2009) is expected to be used to: (i) redeem the senior unsecured notes; (ii) fund transaction and restructuring costs related to the sale of MDS Analytical Technologies including the wind down of the corporate office; and (iii) fund the future ongoing operations and obligations.

Impact of divestitures, use of sale proceeds and available cash

We have received $41 million to date from the sale of the Phase II-IV and Central Labs, which are included in the $298 million cash balance as of October 31, 2009. We expect to receive an additional $13 million by the fourth quarter of fiscal 2010, $10 million of which is recorded in restricted cash, from the sale of the Phase II-IV upon MDS meeting certain post closing obligations and assuming that there are no breach of representations and warranties under the sale agreement. In addition, we expect to receive approximately $9 million of net post close adjustments on the Phase II-IV and Central Labs sales. We also expect to receive $650 million in cash and $4 million of debt forgiveness on the completion of the sale of MDS Analytical Technologies during the first calendar quarter of 2010.

Redemption of the senior unsecured notes

On December 18, 2009, we repaid $23 million of the senior unsecured notes that matured. Based on an agreement with the note holders, within three days following the completion of the sale of MDS Analytical Technologies, we intend to redeem the outstanding U.S. dollar denominated senior unsecured notes by payment of approximately $223 million to the holders thereof. This amount includes the principal amount, including accrued interest and approximately $23 million make-whole amount that is tax deductible. With the sale of MDS Analytical Technologies, we will be unable to access the C$500 million (US$462 million) revolving credit facility under the terms of the associated Credit Facility Agreement, which was undrawn as of October 31, 2009 and will be required to provide approximately $20 million of cash collateral for the outstanding letters of credit. The $20 million of the cash collateral will be recorded as restricted cash and we will not have access to it for our operations, while it is held as collateral.

Distribution to shareholders pursuant to substantial issuer bid

We currently intend to distribute approximately $400 million to $450 million of the sale proceeds of MDS Analytical Technologies to the shareholders pursuant to a substantial issuer bid. The actual amount used to fund the substantial issuer bid will be determined at the time the bid is commenced and will take into account the expected impact on the liquidity of the Common shares subsequent to the substantial issuer bid and current estimates for the items described below, including the cash required for the future ongoing operations. We currently intend to proceed with a substantial issuer bid within 30 days following completion of the sale of MDS Analytical Technologies.

Cash retained for the ongoing operations

On completion of the sale of MDS Analytical Technologies and the substantial issuer bid, we intend to initially hold a cash balance in the range of $125 million to $175 million to support the ongoing operations and obligations related to MDS Nordion and the Early Stage business, in addition to amounts required to fund any unpaid transaction and restructuring costs described below. Following the intended sale of Early Stage, we expect our cash balance may be lower as a result of the expected operating cash requirements of the Early Stage business prior to the intended sale, and also the amount of proceeds that are received in cash upon the completion of the intended sale. These cash proceeds may not exceed the associated transaction and restructuring costs, and the amounts required to fund other obligations retained as a result of the sale of the business.

Transaction and restructuring

Corporate restructuring

Contingent upon the closing of the sale of MDS Analytical Technologies or a change in accordance with the Company's change of control (COC) policy, certain of the executive officers, are entitled to severances, which include: (i) a sum equal to the executive officer's annual compensation times a prescribed multiple, ranging from one to three, (ii) the executive officer's average annual bonus over the last three years, and (iii) to the extent the executive officer is subject to certain U.S. tax requirements a tax gross-up amount in respect thereof. In addition, other employees in the Toronto, Canada corporate office would be entitled to severance and certain retention payments if they are terminated by the Company. We expect to record approximately $21 million of additional restructuring charges in fiscal 2010. Subsequent to year end, on January 8, 2010, the Company announced the departure of Stephen P. DeFalco, former Chief Executive Officer, and as a result $7 million of the above $21 million of severance and benefits, including a U.S. tax gross-up, became payable in accordance with his employment contract.

Pursuant to the Company's strategic repositioning and COC policy, MDS may also incur the following additional costs.

Stock-based compensation awards

Our stock-based compensation awards consist of stock options, performance share units (PSUs) granted under mid-term incentive plan (MTIP) and restricted share units (RSUs). Upon the sale of MDS Analytical Technologies, pursuant to the COC policy all of the outstanding unvested stock-based compensation awards will accelerate and fully vest. A change of control includes, among other things, the sale of all or substantially all of the assets and undertaking of MDS.

The accelerated vesting of all of the 1 million outstanding stock options due to the COC policy will result in a non-cash stock compensation expense of approximately $3 million. Substantially all of the unvested stock options are out of the money as of October 31, 2009. We will record a non-cash expense for these stock options upon the closing of the planned sale of MDS Analytical Technologies, which is expected to close during the first calendar quarter of 2010.

In addition, pursuant to the COC policy, all of the stock-based incentives granted to employees including to the executive officers pursuant to the MTIP and RSU plan will accelerate and fully vest at an estimated cost of approximately $15 million based on approximately 2 million PSUs and RSUs outstanding, and assuming a share price of $8.00 per Common share. The actual payment will be based on the average closing price of the Common shares for the five trading days up to and including the date of vesting. We will record amounts payable under the MTIP and the RSU plans upon the closing of the sale of MDS Analytical Technologies, which is expected to close in the first calendar quarter of 2010. The $2 million of RSUs that vested and were paid out in the first fiscal quarter of 2010 are not included in the $15 million.

Transaction incentive plan
We implemented a transaction incentive plan on May 20, 2009, which is designed to motivate and retain certain executives to assist in the evaluation and implementation of strategic alternatives available to MDS. This incentive plan established an incentive pool based on a percentage of the enterprise value of the businesses sold, and if two business units are sold, an amount based on the enterprise value of the remaining business. Based on both MDS Analytical Technologies and the intended Early Stage sales closing and a share price of $8.00 per Common share, the payment under this incentive plan is estimated to be $10 million of which less than $1 million was accrued in fiscal 2009.

Contract cancellation charges
Subsequent to the sale of MDS Analytical Technologies and Early Stage, we will retain certain contracts that contain minimum purchase or fixed price commitments that are not economical for the remaining business. We expect to incur up to $5 million of expense to restructure or pay out these contracts in fiscal 2010. Additionally, we intend to vacate all, or substantially all of the corporate office space in Toronto, Canada, for which future rent payments and cancellation penalties currently total approximately $7 million. We have initiated actions to sublease the office space or negotiate a buyout of the remaining lease at a reduced amount.

Financial advisory services fees
As a result of both the planned sale of MDS Analytical Technologies and the intended sale of Early Stage, we will incur fees of approximately $21 million in connection with financial advisory services provided by investment bankers to MDS. Approximately $14 million of these fees are related to the sale of MDS Analytical Technologies of which $5 million was paid in fiscal 2009. Pursuant to agreements with the Company's financial advisors, if two business units are sold, they are entitled to a fee based on the market capitalization of the remaining business which is determined by the first sixty days average closing market price of the Common shares following the consummation of the sale of MDS Analytical Technologies and MDS Pharma Services. Assuming an average share price of $8.00 per Common share, we estimate approximately $7 million of financial advisory services fee would be incurred in relation to the sale of Early Stage should it occur following the close of the MDS Analytical Technologies transaction.

In addition, we expect to incur approximately $11 million in legal, accounting and other advisory fees associated with the sale of MDS Analytical Technologies, of which $4 million was paid in fiscal 2009. We have approximately $2 million of unpaid advisory fees associated with the sale of MDS Phase II-IV and Central Labs and currently expect to incur approximately $4 million of advisory fees in relation to the sale of Early Stage.

Accounting and Control Matters

Recent accounting pronouncements

United States

On July 1, 2009, the Financial Accounting Standards Board (FASB) issued ASC 105, "*Generally Accepted Accounting Principles*" (ASC 105), which establishes the ASC as the authoritative source of U.S. GAAP. The issuance of ASC 105 does not change U.S. GAAP and had no material impact on the consolidated financial statements.

In December 2009, FASB issued Accounting Standards Update (ASU) No. 2009-17, "*Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*" (formerly, SFAS No. 167, "*Amendments to FASB Interpretation No. 46(R)*") (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. ASU 2009-17 shall be effective as of the beginning of each entity's first annual reporting period that begins after November 15, 2009 and earlier application is not allowed. The Company will adopt ASU 2009-17 on November 1, 2010, and it is not expected to have a material impact on our consolidated results of operations and financial condition.

In August 2009, FASB issued ASU No. 2009-05, "*Measuring Liabilities at Fair Value*" (ASU 2009-05). This update provides amendments to ASC 820, "*Fair Value Measurements and Disclosure*" for the fair value measurement of liabilities when a quoted price in an active market is not available. The Company will adopt ASU 2009-05 on November 1, 2009 and it is not expected to have a material impact on the Company's consolidated financial statements.

In December 2008, FASB issued ASC 715-20, "*Compensation - Retirement Benefits*" (formerly, FSP FAS No. 132(R)-1, "*Employers' Disclosures about Postretirement Benefit Plan Assets*") (ASC 715-20), which requires plan sponsors to provide new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks. These disclosures about plan assets are required for fiscal years ending after December 15, 2009, but are not required for interim periods. ASC 715-20 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. We will adopt ASC 715-20 on November 1, 2009, which will only impact the disclosures of pension plan assets in the annual consolidated financial statements.

In April 2008, FASB issued ASC 350-30, *"Intangibles - Goodwill and Other"* (formerly, FSP FAS No. 142-3, *"Determination of the Useful Life of Intangible Assets"*) (ASC 350-30). ASC 350-30 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. ASC 350-30 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We plan to adopt ASC 350-30 on November 1, 2009 and it is not expected to have a material impact on the consolidated financial statements.

In February 2008, FASB issued ASC 820-10, *"Fair Value Measurements and Disclosures"* (formerly, FSP 157-2, *"Effective Date of FASB Statement No. 157")* (ASC 820-10). ASC 820-10 defers the effective date of ASC 820 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We adopted the applicable portions of ASC 820 effective November 1, 2008 and has not yet applied the provisions of ASC 820 to the non-financial assets and liabilities within the scope of ASC 820-10. We plan to adopt the deferred portion of ASC 820 on November 1, 2009. We currently do not expect the adoption of the deferred portions of ASC 820 to have a material impact on the consolidated financial statements.

In December 2007, FASB issued ASC 805, *"Business Combinations"* (formerly FAS No. 141 (revised 2007), *"Business Combinations (revised 2007)")* (ASC 805). ASC 805 requires companies to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. ASC 805 also requires that liabilities related to contingent consideration be measured at fair value at the acquisition date, acquisition-related and restructuring costs be recognized separately from the business combination and noncontrolling interest in subsidiaries be measured at fair value and classified as a separate component of equity. ASC 805 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We plan to adopt ASC 805 on November 1, 2009 and are currently assessing the impact of ASC 805 retroactive tax impacts related to tax uncertainties acquired in previous business combinations.

In December 2007, FASB issued ASC 810, *"Consolidation"* (formerly, SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51")* (ASC 810), which is effective for fiscal years beginning on or after December 15, 2008. ASC 810 requires noncontrolling interests in subsidiaries be presented as equity in the consolidated financial statements and that all transactions between an entity and noncontrolling interests be accounted for as equity transactions. We plan to adopt ASC 810 on November 1, 2009 and it is not expected to have a material impact on the consolidated results of operations and financial condition.

International Accounting Standards

We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and in Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). We currently expect to adopt IFRS as our primary reporting standard when the U.S. Securities and Exchange Commission requires domestic registrants in the U.S. to transition to IFRS.

Principles of consolidation

Our consolidated financial statements reflect the assets, liabilities, and results of operations of all subsidiaries and entities of which we are the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. We use the equity method of accounting for investments in entities for which we do not have the ability to exercise control, but have significant influence.

Critical accounting policies and estimates

Our discussion and analysis of the financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with U.S. GAAP applied on a consistent basis. Beginning with its fiscal 2007 year-end, we adopted the U.S. dollar as the Company's reporting currency and U.S. GAAP as its primary reporting standard for the presentation of its consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used in accounting for, among other items, revenues from long-term contracts, inventory valuation, residual values of leased assets, allowance for credit losses on receivables, the amount and timing of future cash flows expected to be received on long-term investments, projections related to stock-based compensation plans, actuarial assumptions for the pension and other post-employment benefit plans, future cash flows associated with goodwill and long-lived asset valuations, and environmental and warranty reserves. Company's estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period that they are determined.

Allowance for doubtful accounts
We maintain bad debt reserves based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. We record a specific reserve for individual accounts when we become aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to a customer change, we would further adjust estimates of the recoverability of receivables.

Inventories
Inventories of raw materials and supplies are recorded at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market.

Property, plant and equipment
Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation. Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment.

Asset retirement obligations
We record asset retirement obligation costs associated with the retirement of tangible long-lived assets. We review legal obligations associated with the retirement of these long-lived assets. If it is determined that a legal obligation exists and it is probable that this liability will ultimately be realized, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the expected life of the asset. The present value of the asset retirement obligation is accreted with the passage of time to its expected settlement fair value.

Impairment of long-lived assets
We evaluate the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review. Factors that we consider important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company's stock price for a sustained period, and the Company's market capitalization relative to its net book value.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income. The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

Long-term investments
We account for long-term investments where the Company has the ability to exercise significant influence using the equity method of accounting. In situations where we do not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are accounted for at fair value. We periodically review these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, we write down the value of the investment to its fair value.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue recognition
Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

Stock-based compensation
The fair value of stock options granted on and after November 1, 2003 is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in SG&A expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders' equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain of the Company's incentive compensation plans base the determination of compensation to be paid in the future on the price of the Company's publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Stock-based compensation expenses relating to certain employees of MDS Analytical Technologies and MDS Pharma Services are included in the results of discontinued operations.

Pension, post-retirement and other post-employment benefit plans
We offer a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation and other factors.

We recognize the funded status of its defined benefit plans on its balance sheet; recognizes gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measures its defined benefit plan assets and obligations as of the date of the Company's fiscal year-end balance sheet; and discloses additional information in the notes to the consolidated financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Income taxes
Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We provide a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year. All non-refundable investment tax credits recognized in income are recorded as a reduction in income tax expense for the year. Refundable tax credits are recorded as a reduction in the related expense.

Foreign currency translation
Although we report the Company's financial results in U.S. dollars, the functional currency of the Company's Canadian operations is Canadian dollars. The functional currencies of the Company's foreign subsidiaries are their local currencies. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing year-end exchange rates. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Assets and liabilities of foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars at prevailing year-end exchange rates, while revenue and expenses of these foreign operations are translated into U.S. dollars at average monthly exchange rates. The Company's net investments in foreign (non-Canadian) subsidiaries are translated into U.S. dollars at historical exchange rates.

Exchange gains and losses on foreign currency transactions are recorded in other income (expenses), net. Upon the sale or upon complete or substantially complete liquidation of an investment in a foreign (a non-Canadian functional currency) entity, the amount attributable to that entity and accumulated in the translation adjustment component of the equity is removed from the separate component of equity and reported as part of the gain or loss on sale or liquidation of the investment in the period during which the sale or liquidation occurs.

Exchange gains or losses arising on translation of the Company's net equity investments in these foreign (non-Canadian) subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as OCI. Upon reduction of the Company's investment in the foreign (non-Canadian) subsidiary, due to a sale or complete or substantially complete liquidation, the amount from the reporting currency translation as well as the offsetting amount from the translation of foreign currency long-term liabilities included in accumulated other comprehensive income are recognized in income.

Derivative financial instruments

In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. The Company does not enter into derivative transactions for trading or speculative purposes. The Company records derivatives at fair value either as prepaid expenses and other or as accounts payable and accrued liabilities on the consolidated statements of financial position. The Company determines the fair value of the derivative financial instruments using relevant market inputs when no quoted market prices exist for the instruments. The fair value of the derivative financial instruments is determined by comparing the rates when the derivatives are acquired to the market rates at period-end. The key inputs include interest rate yield curves, foreign exchange spot and forward rates. The Company classifies cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, the risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. We assess the ongoing effectiveness of the Company's hedges on a quarterly basis.

Controls and procedures

Management of MDS is responsible for the design and operation of disclosure controls and procedures and internal control over financial reporting, and is required to evaluate the effectiveness of these controls on an annual basis.

An effective system of disclosure controls and procedures and internal control over financial reporting is highly dependent upon adequate policies and procedures, human resources and information technology. All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

In addition, changes in business conditions or changes in the nature of the Company's operations may render existing controls inadequate or affect the degree of compliance with policies and procedures. Accordingly, even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

At the end of the period covered by this report, management conducted an evaluation of the Company's disclosure controls and procedures and internal control over financial reporting. Our conclusions are set out below:

Management's annual report on disclosure controls and procedures

Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators.

Based on that evaluation, management of MDS, including the Chief Executive Officer and Chief Financial Officer, has concluded that as a result of the material weakness described below in Management's annual report on internal control over financial reporting, the disclosure controls and procedures were not effective as of October 31, 2009. Management believes that the reported material weakness is narrow in scope.

Management's annual report on internal control over financial reporting

Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) criteria. Management believes that the COSO framework is suitable for its evaluation of the Company's internal control over financial reporting because it is free from bias and it permits reasonably consistent qualitative and quantitative measurements of MDS's internal control. It also is sufficiently complete in that it includes those relevant factors that would alter a conclusion about the effectiveness of the Company's internal control, and because it is relevant to an evaluation of internal control over financial reporting.

As a result of our internal controls review, management has determined that given the circumstances and events faced by the Company as related to the strategic repositioning plan, the Company did not maintain effective processes and controls over the accounting and reporting of complex and non-routine transactions. Specifically, the design of an integrated system of controls over the accounting and reporting for discontinued operations, including incomes taxes, was not adequate. In addition, the technical complexity and volume of work associated with the strategic repositioning plan placed substantial demands on the Company's tax resources, which in turn diminished the operating effectiveness of our internal controls for both routine and non-routine income tax accounting and reporting.

Based on these findings, management of MDS, including the Chief Executive Officer and the Chief Financial Officer, has concluded that this combination of deficiencies constitutes a material weakness in the Company's internal control over financial reporting and that the Company's internal control over financial reporting was not effective as of October 31, 2009.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Notwithstanding the material weakness mentioned above, management has concluded that the consolidated financial statements included in this annual report present fairly, in all material respects, the Company's financial position as of October 31, 2009 and 2008, and its results of operations and cash flows for each of the three years ended October 31, 2009, in conformity with U.S. GAAP.

Ernst & Young LLP, a registered public accounting firm has audited the consolidated financial statements of MDS for the fiscal year ended October 31, 2009, has also issued a report on the Company's consolidated financial statements and internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). A copy of their reports dated January 25, 2010 are included on pages 41 and 42 of the Consolidated Financial Statements.

Changes in internal control over financial reporting

During fiscal 2009, our Board of Directors formed a Special Committee to review strategic alternatives to enhance shareholder value. Based on the results of this review, we sold Phase II-IV and Central Labs and announced our intention to sell Early Stage. We also announced that we have entered into an agreement to sell MDS Analytical Technologies.

The strategic repositioning plan, combined with other demands related to the impact of the economic downturn and the unexpected and prolonged shutdown of the AECL NRU reactor, was expected to create substantial demands on management in terms of workload and time constraints and increase the overall risk of being able to maintain effective internal control over financial reporting. In anticipation of these demands and to help mitigate these risks, we implemented a series of actions designed to strengthen year-end disclosure controls and procedures and to help maintain effective internal control over financial reporting. These actions included hiring of additional resources, weekly status meetings for finance and senior management, implementation of cross-functional project management disciplines, expanded use of external experts to support due diligence, carve-outs, and complex accounting and tax matters, development of new processes related to divestiture accounting, and new oversight controls, including enhanced analytics related to discontinued operations and continuing operations. Despite these efforts, management of MDS has concluded that the strategic repositioning plan and its associated technical complexities and volume of work created a combination of deficiencies which were deemed a material weakness and that the Company's internal control over financial reporting was not effective as of October 31, 2009.

To address the material weakness identified as of October 31, 2009, management has subsequently implemented several measures to remediate these identified control deficiencies. These actions include further strengthening of the design of internal controls over complex and non-routine transactions, and the augmentation of tax resources with additional external support. Although we believe that the reported material weakness is narrow in scope, we intend to continue our efforts to strengthen and enhance our disclosure controls and procedures and internal control over financial reporting on an ongoing basis.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Accounting Firm on Internal Controls

To the Shareholders and Board of Directors of MDS Inc.

We have audited MDS Inc.'s internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MDS Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. MDS Inc. ("the Company") did not maintain effective processes and controls over the accounting and reporting of complex and non-routine transactions. Specifically, the design of an integrated system of controls over the accounting and reporting for discontinued operations, including income taxes, was not adequate. In addition, the technical complexity and volume of work associated with the Company's strategic repositioning plan placed substantial demands on the Company's tax resources, which in turn diminished the operating effectiveness of their internal controls for both routine and non-routine income tax accounting and reporting.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of MDS Inc. as of October 31, 2009 and 2008 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2009. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2009 financial statements and this report does not affect our report dated January 25, 2010, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, MDS Inc. has not maintained effective internal control over financial reporting as of October 31, 2009, based on the COSO criteria.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
January 25, 2010

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of MDS Inc. (the "Company") as of October 31, 2009 and 2008 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2009. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2009 and 2008 and the result of its operations and its cash flows for each of the three years in the period ended October 31, 2009 in conformity with US generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective November 1, 2007, the Company adopted Accounting Standards Codification 740-10, "Income Taxes" (formerly FIN 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109").

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 25, 2010 expressed an opinion that MDS Inc. has not maintained effective internal control over financial reporting as of October 31, 2009.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
January 25, 2010

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of October 31

(millions of U.S. dollars, except share amounts)		**2009**		2008
ASSETS				
Current assets				
Cash and cash equivalents	$	**298**	$	117
Accounts receivable *(Note 4)*		**45**		49
Notes receivable *(Notes 5 and 10)*		**16**		75
Inventories *(Note 6)*		**28**		24
Income taxes recoverable *(Note 22)*		**2**		56
Current portion of deferred tax assets *(Note 22)*		**16**		22
Other current assets *(Note 8)*		**13**		3
Assets of discontinued operations *(Note 3)*		**941**		1,245
Total current assets		**1,359**		1,591
Property, plant and equipment *(Note 7)*		**131**		124
Deferred tax assets *(Note 22)*		**39**		-
Long-term investments *(Note 9)*		**6**		16
Other long-term assets *(Note 10)*		**91**		105
Total assets	$	**1,626**	$	1,836
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	**26**	$	31
Accrued liabilities *(Note 13)*		**82**		84
Current portion of deferred revenue *(Note 15)*		**5**		6
Current portion of long-term debt *(Note 14)*		**30**		17
Liabilities of discontinued operations *(Note 3)*		**214**		303
Total current liabilities		**357**		441
Long-term debt *(Note 14)*		**237**		257
Deferred revenue *(Note 15)*		**14**		9
Deferred tax liabilities *(Note 22)*		**-**		21
Other long-term liabilities *(Note 16)*		**24**		18
Total liabilities		**632**		746
Shareholders' equity				
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 120,137,229 and 120,137,229 as of October 31, 2009 and October 31, 2008, respectively *(Note 18)*		**489**		489
Additional paid-in capital		**79**		75
Retained earnings		**166**		301
Accumulated other comprehensive income		**260**		225
Total shareholders' equity		**994**		1,090
Total liabilities and shareholders' equity	$	**1,626**	$	1,836

Incorporated under the Canadian Business Corporations Act
Commitments and contingencies (Note 27)
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended October 31

(millions of U.S. dollars, except per share amounts)		**2009**		2008		2007
Revenues	$	**231**	$	296	$	290
Costs and expenses						
Direct cost of revenues		**122**		153		150
Selling, general and administration		**79**		105		122
Research and development		**3**		3		4
Depreciation and amortization		**24**		25		23
MAPLE Facilities write-off		**-**		341		-
Restructuring charges, net *(Note 20)*		**9**		1		9
Change in fair value of embedded derivatives		**(8)**		15		(4)
Other expenses (income), net *(Note 21)*		**4**		8		(5)
Total costs and expenses		**233**		651		299
Operating loss from continuing operations		**(2)**		(355)		(9)
Interest expense		**(8)**		(3)		(1)
Interest income		**8**		12		23
Change in fair value of interest rate swaps		**-**		2		1
(Loss) income from continuing operations before income taxes		**(2)**		(344)		14
Income tax expense (recovery) *(Note 22)*						
- current		**11**		33		(9)
- deferred		**2**		(131)		11
		13		(98)		2
(Loss) income from continuing operations		**(15)**		(246)		12
(Loss) income from discontinued operations, net of income taxes *(Note 3)*		**(120)**		(307)		769
Net (loss) income	$	**(135)**	$	(553)	$	781
Basic (loss) earnings per share *(Note 17)*						
- from continuing operations	$	**(0.12)**	$	(2.02)	$	0.09
- from discontinued operations		**(1.00)**		(2.52)		5.84
Basic (loss) earnings per share	$	**(1.12)**	$	(4.54)	$	5.93
Diluted (loss) earnings per share *(Note 17)*						
- from continuing operations	$	**(0.12)**	$	(2.02)	$	0.09
- from discontinued operations		**(1.00)**		(2.52)		5.83
Diluted (loss) earnings per share	$	**(1.12)**	$	(4.54)	$	5.92

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(millions of U.S. dollars, except Common shares in thousands)	Common Shares Number	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance as of October 31, 2006	144,319	$ 566	$ 69	$ 421	$ 328	$1,384
Components of comprehensive income:						
Net income	-	-	-	781	-	781
Foreign currency translation	-	-	-	-	139	139
Reclassification of realized gains, net of tax of $nil	-	-	-	-	(4)	(4)
Unrealized gain on net investment hedges, net of tax of $(8)	-	-	-	-	50	50
Unrealized loss on available-for-sale securities, net of tax of $2	-	-	-	-	(3)	(3)
Unrealized gain on derivatives designated cash flow hedges, net of tax of $(2)	-	-	-	-	8	8
Adoption of accounting standard for defined benefit pension and other post-retirement plans, net of tax of $(5)	-	-	-	-	11	11
Total comprehensive income						982
Dividends	-	-	-	(4)	-	(4)
Issuance of Common shares	108	2	-	-	-	2
Repurchase and cancellation of Common shares	(22,831)	(90)	-	(318)	(33)	(441)
Stock options exercised	982	15	(1)	-	-	14
Stock-based compensation	-	-	4	-	-	4
Balance as of October 31, 2007	122,578	493	72	880	496	1,941
Components of comprehensive loss:						
Net loss	-	-	-	(553)	-	(553)
Foreign currency translation	-	-	-	-	(195)	(195)
Reclassification of realized loss, net of tax of $nil	-	-	-	-	3	3
Unrealized loss on net investment hedges, net of tax of $10	-	-	-	-	(54)	(54)
Unrealized loss on available-for-sale securities, net of tax of $nil	-	-	-	-	(2)	(2)
Unrealized loss on derivatives designated as cash flow hedges, net of tax of $5	-	-	-	-	(10)	(10)
Pension liability adjustments, net of tax of $3	-	-	-	-	(7)	(7)
Total comprehensive loss						(818)
Repurchase and cancellation of Common shares	(2,903)	(12)	-	(26)	(6)	(44)
Stock options exercised	462	7	-	-	-	7
Stock-based compensation	-	-	6	-	-	6
Other	-	1	(3)	-	-	(2)
Balance as of October 31, 2008	120,137	489	75	301	225	1,090
Components of comprehensive loss:						
Net loss	**-**	**-**	**-**	**(135)**	**-**	**(135)**
Foreign currency translation	**-**	**-**	**-**	**-**	**39**	**39**
Reclassification of realized foreign currency translation gain on divestitures					**(12)**	**(12)**
Reclassification of realized loss, net of tax of $(3)	**-**	**-**	**-**	**-**	**5**	**5**
Unrealized gain on net investment hedges, net of tax of $(4)	**-**	**-**	**-**	**-**	**20**	**20**
Unrealized gain on derivatives designated as cash flow hedges, net of tax of $nil	**-**	**-**	**-**	**-**	**1**	**1**
Pension liability adjustments, net of tax of $6	**-**	**-**	**-**	**-**	**(13)**	**(13)**
Other	**-**	**-**	**-**	**-**	**(5)**	**(5)**
Total comprehensive loss						**(100)**
Stock-based compensation	**-**	**-**	**4**	**-**	**-**	**4**
Balance as of October 31, 2009	**120,137**	**$ 489**	**$ 79**	**$ 166**	**$ 260**	**$ 994**

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31

(millions of U.S. dollars)		2009		2008		2007
Operating activities						
Net (loss) income	$	**(135)**	$	(553)	$	781
(Loss) income from discontinued operations, net of income taxes		**(120)**		(307)		769
(Loss) income from continuing operations		**(15)**		(246)		12
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities relating to continuing operations *(Note 23)*:						
Items not affecting current cash flows		**3**		243		16
Changes in operating assets and liabilities		**93**		(107)		128
Cash provided by (used in) operating activities of continuing operations		**81**		(110)		156
Cash provided by (used in) operating activities of discontinued operations		**94**		89		(36)
Cash provided by (used in) operating activities		**175**		(21)		120
Investing activities						
Purchase of property, plant and equipment		**(10)**		(13)		(15)
Proceeds on sale of property, plant and equipment		**-**		2		4
Purchase of short-term investments		**-**		-		(118)
Proceeds on sale of short-term investments		**-**		101		165
Proceeds on sale of long-term investments		**-**		7		13
Proceeds on sale of businesses		**-**		15		-
Decrease (increase) in restricted cash		**(3)**		1		(5)
Other		**-**		-		(15)
Cash provided by (used in) investing activities of continuing operations		**(13)**		113		29
Cash provided by (used in) investing activities of discontinued operations		**12**		(53)		273
Cash provided by (used in) investing activities		**(1)**		60		302
Financing activities						
Repayment of long-term debt		**(6)**		(79)		(8)
Payment of cash dividends		**-**		-		(3)
Issuance of shares		**-**		7		15
Repurchase of shares		**-**		(44)		(441)
Cash used in financing activities of continuing operations		**(6)**		(116)		(437)
Cash used in financing activities of discontinued operations		**(6)**		(10)		(12)
Cash used in financing activities		**(12)**		(126)		(449)
Effect of foreign exchange rate changes on cash and cash equivalents		**19**		(18)		10
Net increase (decrease) in cash and cash equivalents during the year		**181**		(105)		(17)
Cash and cash equivalents, beginning of year		**117**		222		239
Cash and cash equivalents, end of year	$	**298**	$	117	$	222
Cash interest paid	$	**15**	$	18	$	22
Cash taxes (refunded) paid	$	**(7)**	$	88	$	15

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All amounts in millions of U.S. dollars, except where noted]

1. Nature of Operations

MDS Inc. (MDS or the Company) operates as a global life sciences company that provides market-leading products and services that customers need for the development of drugs, diagnosis and treatment of disease. The Company has been operating with three business segments: MDS Nordion, which is focused on medical imaging and radiotherapeutics, and sterilization technologies; MDS Pharma Services, which provides pharmaceutical contract research; and MDS Analytical Technologies, which involves the development, manufacture and sale of analytical instruments.

Key events of fiscal 2009

On February 2, 2009, MDS formed a Special Committee to continue its review of strategic alternatives to enhance shareholder value. As a result of this review, the following key events occurred in fiscal 2009:

• June 1, 2009	- MDS announces its intent to divest MDS Pharma Services Late Stage operations (Phase II-IV and Central Labs)
• July 1, 2009	- MDS sells MDS Pharma Services Phase II-IV for $50 million in cash
• September 2, 2009	- MDS announces strategic repositioning
	- MDS announces its intention to sell its remaining MDS Pharma Services Early Stage operations
	- MDS announces agreement to sell MDS Analytical Technologies for $650 million in cash
• October 30, 2009	- MDS sells MDS Pharma Services Central Labs for $6 million in cash

As a result of these key events, the Company has reported MDS Pharma Services and MDS Analytical Technologies as discontinued operations in the consolidated statements of operations for all periods presented herein. Details of the discontinued operations are provided in Note 3, *"Divestitures and Discontinued Operations"*. Certain other notes contain information on the discontinued operations, including Note 2, *"Summary of Significant Accounting Policies"*, Note 11, *"Impairment of Long-Lived Assets"*, Note 12, *"Goodwill"*, Note 19, *"Financial Instruments and Financial Risk"*, Note 24, *"Stock-Based Compensation"*, Note 25, *"Employee Benefits"*, and Note 30, *"Subsequent Events"*.

The Company's remaining business segment, MDS Nordion, is included and reported as continuing operations for all periods presented herein. Upon completion of the aforementioned divestitures, MDS expects to remain a publicly traded entity consisting primarily of the MDS Nordion business and other corporate functions.

2. Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in United States (U.S.) dollars and in accordance with United States generally accepted accounting principles (U.S. GAAP) applied on a consistent basis. On July 1, 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 105, *"Generally Accepted Accounting Principles"* (ASC 105), which establishes the ASC as the authoritative source of U.S. GAAP. The issuance of ASC 105 does not change U.S. GAAP and had no material impact on the Company's consolidated financial statements.

Beginning with its fiscal 2007 year-end, the Company adopted the U.S. dollar as its reporting currency and U.S. GAAP as its primary reporting standard for the presentation of its consolidated financial statements.

Principles of consolidation

The consolidated financial statements of the Company reflect the assets and liabilities and results of operations of all subsidiaries and entities of which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated.

The equity method of accounting is used for investments in entities for which the Company does not have the ability to exercise control, but has significant influence.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used in accounting for, among other items, revenues from long-term contracts, inventory valuation, residual values of leased assets, allowance for credit losses on receivables, the amount and timing of future cash flows expected to be received on long-term investments, projections related to stock-based compensation plans, actuarial assumptions for the pension and other post-employment benefit plans, future cash flows associated with goodwill and long-lived asset valuations, and environmental and warranty reserves. The Company's estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company's assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period that they are determined.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made. The fair value of cash and cash equivalents approximates the amounts shown in the consolidated financial statements.

Restricted cash
Restricted cash, which is included in other long-term assets, includes cash held for specific purposes related to divestitures or liability insurance.

Allowance for doubtful accounts
The Company maintains bad debt reserves based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. The Company records a specific reserve for individual accounts when it becomes aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to a customer change, the Company would further adjust estimates of the recoverability of receivables.

Inventories
Inventories of raw materials and supplies are recorded at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market.

Property, plant and equipment
Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation. Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings	25 - 40 years
Equipment	3 - 20 years
Furniture and fixtures	3 - 10 years
Computer systems	3 - 7 years
Leaseholds improvements	Term of the lease plus renewal periods, when renewal is reasonably assured

Asset retirement obligations
The Company records asset retirement obligation costs associated with the retirement of tangible long-lived assets. The Company reviews legal obligations associated with the retirement of these long-lived assets. If it is determined that a legal obligation exists and it is probable that this liability will ultimately be realized, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the expected life of the asset. The present value of the asset retirement obligation is accreted with the passage of time to its expected settlement fair value.

Capitalized software

Capitalized software primarily relates to MDS Pharma Services and is included in assets of discontinued operations (Note 3) and, therefore, is no longer being depreciated. The Company capitalizes certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces, and installation and testing of the software. Costs incurred in the preliminary project stage and the post-implementation stage are expensed as incurred. The Company amortizes capitalized costs using the straight-line method over the estimated useful life of the software, generally over a period of three to seven years.

Goodwill

Goodwill primarily relates to MDS Pharma Services and MDS Analytical Technologies and is included in assets of discontinued operations (Note 3). Within continuing operations, a total of $2 million goodwill relates to MDS Nordion. All business combinations are accounted for using the purchase method. Goodwill represents the excess of the purchase price and related costs over the fair value assigned to the net tangible and intangible assets of the business acquired. Goodwill is not amortized but is tested for impairment, at least annually, at the reporting unit level. This same impairment test will be performed at other times during the course of the year should an event occur which suggests that the recoverability of goodwill should be reconsidered.

Intangible assets

Intangible assets all relate to MDS Analytical Technologies and are included in assets of discontinued operations (Note 3). Intangible assets consist of acquired technology, brands, and licenses. Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price.

Licenses are amortized on a straight-line basis over their useful life, which is the term of the license. Acquired technology represents the value of proprietary "know-how" that was technologically feasible as of the acquisition date. Acquired technology is amortized on a straight-line basis over its estimated useful life, which ranges between two and seven years.

Brands represent the value placed on a corporate brand as well as the product brands used to promote the Company and its products in the marketplace. Brands have a definite life and are amortized on a straight-line basis over their estimated useful life.

The Company evaluates the reasonableness of the estimated useful lives of these intangible assets on an annual basis or at other times during the course of the year should an event occur which suggests that the useful lives should be reconsidered.

The Company immediately expenses acquired in-process research and development.

Impairment of long-lived assets

The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review. Factors that the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company's stock price for a sustained period, and the Company's market capitalization relative to its net book value.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income. The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances. See details on the impairment of long-lived assets in Note 11, *"Impairment of Long-Lived Assets"*, which is reported in discontinued operations (Note 3).

Long-term investments

The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting. In situations where the Company does not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are accounted for at fair value. The Company periodically reviews these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value.

Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. Property, plant, and equipment under capital leases is depreciated, to the extent that these assets are in continuing operations, based on the useful life of the asset. All other leases in continuing operations are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Revenue recognition

Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

The Company recognizes revenue and related costs for arrangements with multiple deliverables as each element is delivered or completed based upon its relative fair value. If a fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. When a portion of the customer's payment is not due until acceptance, the Company defers that portion of the revenue until acceptance has been obtained. Revenue for training is deferred until the service is completed. Revenue for extended service contracts is recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

A significant portion of MDS Pharma Services revenues, which is included in discontinued operations (Note 3), relate to research services revenues provided under long-term contracts that can extend from several months to several years. Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance. Losses, if any, on these contracts are provided for in full at the time such losses are identified. Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms. In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules. Changes in the scope of work generally result in a renegotiation of contract terms. Renegotiated amounts are not included in net revenues until earned and realization is assured. Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are included in deferred revenue in "Liabilities of discontinued operations". Customer advances on contracts in progress are included in "Liabilities of discontinued operations".

Reimbursement revenues relate to MDS Pharma Services, which is included in discontinued operations (Note 3). In connection with the management of clinical trials, the Company pays, on behalf of its customers, fees to physicians and medical establishments acting as clinical trial investigators, fees to certain volunteers in clinical trials, as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The Company is reimbursed at cost, without mark-up or profit, for these expenditures. Amounts paid to volunteers and other out-of-pocket costs are reflected in operating expenses as reimbursed expenses, while the reimbursements due are reported as reimbursement revenues. Revenue and expense associated with fees paid to investigators and the associated reimbursement are netted in discontinued operations as MDS Pharma Services acts as an agent on behalf of the pharmaceutical company sponsors with regard to investigator payments.

Warranty costs

A provision for warranties is recognized when the underlying products or services are recorded as revenues. The provision is based on estimated future costs using historical labor and material costs to estimate costs that will be incurred in the warranty period.

Stock-based compensation

The fair value of stock options granted on and after November 1, 2003 is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders' equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

[All amounts in millions of U.S. dollars, except where noted]

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company's publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Stock-based compensation expenses (Note 24) relating to certain employees of MDS Analytical Technologies and MDS Pharma Services are included in the results of discontinued operations (Note 3).

Pension, post-retirement and other post-employment benefit plans
The Company offers a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation, and other factors.

The Company recognizes the funded status of its defined benefit plans on its consolidated statements of financial position; recognizes gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measures its defined benefit plan assets and obligations as of the date of the Company's fiscal year-end consolidated statements of financial position; and discloses additional information in the notes to the consolidated financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Research and development
The Company conducts various research and development programs and incurs costs related to these activities, including employee compensation, materials, professional services, facilities costs, and equipment depreciation. Research and development programs costs, including those internally processed, are expensed in the periods in which they are incurred.

Income taxes
Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year. All non-refundable investment tax credits recognized in income are recorded as a reduction in income tax expense for the year. Refundable tax credits are recorded as a reduction in the related expense.

On November 1, 2007, the Company adopted the provisions of ASC 740-10, "*Uncertainty in Income Taxes*" (formerly, FIN 48, "*Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109*") (ASC 740-10), which clarifies accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of more likely than not to be sustained upon audit examination. See Note 22 for more information regarding the Company's adoption of ASC 740-10.

Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of Common shares outstanding during the year.

Diluted earnings per share has been calculated using the treasury stock method, by dividing net income available to common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options during the year.

Foreign currency translation

Although the Company reports its financial results in U.S. dollars, the functional currency of the Company's Canadian operations is Canadian dollars. The functional currencies of the Company's foreign subsidiaries are their local currencies. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing year-end exchange rates. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Assets and liabilities of foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars at prevailing year-end exchange rates, while revenue and expenses of these foreign operations are translated into U.S. dollars at average monthly exchange rates. The Company's net investments in foreign subsidiaries are translated into U.S. dollars at historical exchange rates.

Exchange gains and losses on foreign currency transactions are recorded in other expenses (income), net. Upon the sale or upon complete or substantially complete liquidation of an investment in a foreign (non-Canadian functional currency) entity, the amount attributable to that entity and accumulated in the translation adjustment component of the equity is removed from the separate component of equity and reported as part of the gain or loss on sale or liquidation of the investment in the period during which the sale or liquidation occurs.

Exchange gains or losses arising on translation of the Company's net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded in other comprehensive income (OCI).

Upon reduction of the Company's investment in the foreign (non-Canadian) subsidiary, due to a sale or complete or substantially complete liquidation, the amount from the reporting currency translation as well as the offsetting amount from the translation of foreign currency long-term liabilities included in accumulated other comprehensive income are recognized in income.

Derivative financial instruments

In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. The Company does not enter into derivative transactions for trading or speculative purposes. The Company records derivatives at fair value either as prepaid expenses and other or accrued liabilities on the consolidated statements of financial position. The Company determines the fair value of the derivative financial instruments using relevant market inputs when no quoted market prices exist for the instruments. The fair value of the derivative financial instruments is determined by comparing the rates when the derivatives are acquired to the market rates at period-end. The key inputs include interest rate yield curves, foreign exchange spot and forward rates. The Company classifies cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, the Company's risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. The Company assesses the ongoing effectiveness of its hedges on a quarterly basis.

Cash flow hedges

Cash flow hedges relate to MDS Analytical Technologies, which are reported as part of discontinued operations (Note 3). The Company uses foreign currency forward exchange contracts to manage its foreign exchange risk within the joint venture operations of the Company. Certain Canadian joint venture operations of the Company are expected to have net cash inflows denominated in U.S. dollars in 2009 and subsequent years. The Company enters into foreign exchange contracts to hedge a portion of these cash flows. The Company will hedge anticipated cash inflows that are expected to occur over its planning cycle, typically no more than 24 months into the future. The Company designates these derivatives as cash flow hedges.

[All amounts in millions of U.S. dollars, except where noted]

Hedges of net investment in foreign operations

The Company hedges its net investment in certain U.S. dollar investments, the U.S. operations of MDS Analytical Technologies and MDS Pharma Services in discontinued operations (Note 3), by designating a U.S. dollar denominated debt to reduce foreign exchange fluctuations. If the hedge is deemed to be effective, the U.S. dollar denominated debt is measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in OCI. Ineffective portions of changes in the fair value of the derivative in a hedging relationship are recognized in other expenses (income), net in the period in which the changes occur. If the hedging relationship is no longer highly effective, changes in the fair value of the derivative would be recognized in income beginning in the period in which the changes occur. If the hedge is terminated because the U.S. dollar denominated debt is either extinguished, expired or the relationship is de-designated, the unrealized gain or loss remains in accumulated OCI until the hedged item affects the consolidated statements of operations.

Other derivatives
Derivatives not designated as hedges are recorded at fair value on the consolidated statements of financial position, with any changes in the mark to market being recorded in the consolidated statements of operations. Interest rate swap contracts may be used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and the overall cost of borrowing. The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances. The Company has also identified embedded derivatives in certain supply contracts.

Comprehensive income
The Company defines comprehensive income as net income plus the sum of the changes in unrealized gains (losses) on derivatives designated as cash flow hedges, unrealized gains (losses) on translation of debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, unrealized gains (losses) on pension liability adjustments, foreign currency translation gains (losses) on self-sustaining foreign subsidiaries and an unrealized gain (loss) on translation resulting from the application of U.S. dollar reporting and is presented in the consolidated statements of shareholders' equity and comprehensive income (loss), net of income taxes.

Recent accounting pronouncements

United States
In December 2009, FASB issued Accounting Standards Update (ASU) No. 2009-17, *"Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities"* (formerly, SFAS No. 167, *"Amendments to FASB Interpretation No. 46(R)"*) (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. ASU 2009-17 shall be effective as of the beginning of each entity's first annual reporting period that begins after November 15, 2009 and earlier application is not allowed. The Company will adopt ASU 2009-17 on November 1, 2010 and it is not expected to have a material impact on the Company's consolidated results of operations and financial condition.

In August 2009, FASB issued ASU No. 2009-05, *"Measuring Liabilities at Fair Value"* (ASU 2009-05). This update provides amendments to ASC 820, *"Fair Value Measurements and Disclosure"* for the fair value measurement of liabilities when a quoted price in an active market is not available. The Company will adopt ASU 2009-05 on November 1, 2009 and it is not expected to have a material impact on the Company's consolidated financial statements.

In December 2008, FASB issued ASC 715-20, *"Compensation – Retirement Benefits"* (formerly, FSP FAS No. 132R-1, *"Employers' Disclosures about Postretirement Benefit Plan Assets")* (ASC 715-20), which requires plan sponsors to provide new disclosures about assets in defined benefit post-retirement benefit plans as well as any concentrations of associated risks. These disclosures about plan assets are required for fiscal years ending after December 15, 2009, but are not required for interim periods. ASC 715-20 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The Company will adopt ASC 715-20 on November 1, 2009, which will only impact the Company's disclosures of its pension plan assets in the Company's annual consolidated financial statements.

In April 2008, FASB issued ASC 350-30, *"Intangibles – Goodwill and Other"* (formerly, FSP FAS No. 142-3, *"Determination of the Useful Life of Intangible Assets"*) (ASC 350-30). ASC 350-30 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. ASC 350-30 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company plans to adopt ASC 350-30 on November 1, 2009 and it is not expected to have a material impact on the Company's consolidated financial statements.

[All amounts in millions of U.S. dollars, except where noted]

In February 2008, FASB issued ASC 820-10, *"Fair Value Measurements and Disclosures"* (formerly, FSP 157-2, *"Effective Date of FASB Statement No. 157")* (ASC 820-10). ASC 820-10 defers the effective date of ASC 820 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company adopted the applicable portions of ASC 820 effective November 1, 2008 and has not yet applied the provisions of ASC 820 to the non-financial assets and liabilities within the scope of ASC 820-10. The Company plans to adopt the deferred portion of ASC 820 on November 1, 2009. The Company currently does not expect the adoption of the deferred portions of ASC 820 to have a material impact on the Company's consolidated financial statements.

In December 2007, FASB issued ASC 805, *"Business Combinations"* (formerly FAS No. 141 (revised 2007), *"Business Combinations (revised 2007)")* (ASC 805). ASC 805 requires companies to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. ASC 805 also requires that liabilities related to contingent consideration be measured at fair value at the acquisition date, acquisition-related and restructuring costs be recognized separately from the business combination and noncontrolling interest in subsidiaries be measured at fair value and classified as a separate component of equity. ASC 805 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company plans to adopt ASC 805 on November 1, 2009 and is currently assessing the impact of ASC 805 retroactive tax impacts related to tax uncertainties acquired in previous business combinations.

In December 2007, FASB issued ASC 810, *"Consolidation"* (formerly, SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51")* (ASC 810), which is effective for fiscal years beginning on or after December 15, 2008. ASC 810 requires noncontrolling interests in subsidiaries be presented as equity in the consolidated financial statements and that all transactions between an entity and noncontrolling interests be accounted for as equity transactions. The Company plans to adopt ASC 810 on November 1, 2009 and it is not expected to have a material impact on the Company's consolidated results of operations and financial condition.

International Accounting Standards

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). The Company currently expects to adopt IFRS as its primary reporting standard when the U.S. Securities and Exchange Commission requires domestic registrants in the U.S. to transition to IFRS.

3. Divestitures and Discontinued Operations

As a result of its ongoing strategic activities (Note 1), the Company has completed the sale of MDS Pharma Services Phase II-IV and Central Labs operations and announced its intention to sell its remaining MDS Pharma Services Early Stage operations and the planned sale of MDS Analytical Technologies. Each of these divestitures is described in more details below.

Sale of MDS Pharma Services Phase II-IV

On July 1, 2009, the Company completed the sale of MDS Pharma Services Phase II-IV (Phase II-IV) for total cash consideration of $50 million, subject to certain closing adjustments including final working capital, cash, and indebtedness amounts. The consideration includes $10 million in restricted cash (Note 10) that will be paid or released to MDS upon meeting post closing obligations (subject to set off for any claims for breach of representations and warranties under the sale agreement) and $3 million to be paid following the delivery of certain tax certifications. MDS expects the $10 million to be released to the Company within 15 months from the closing date of July 1, 2009.

Total assets disposed of are $103 million (2008 - $105 million), which includes accounts receivable of $49 million (2008 - $49 million) and unbilled revenue of $27 million (2008 - $42 million). Total liabilities disposed of are $67 million (2008 - $61 million), which includes accounts payable and accrued liabilities of $26 million (2008 - $25 million) and deferred revenue of $39 million (2008 - $33 million). During the fourth quarter of fiscal 2009, the sale of Phase II-IV was finalized and the Company recorded an after tax loss of $7 million on the sale, which is included in "(Loss) income from discontinued operations, net of income taxes" on the consolidated statements of operations. The loss on sale includes a $4 million closing adjustment, which is a reduction in the sale proceeds, and recognition of an unrealized foreign currency translation gain of $8 million.

As part of the sale of Phase II-IV, the Company signed a Transition Services Agreement (TSA) to provide certain post closing transition services to the buyer for a period of six months from the closing date with an option by the buyer to extend for an additional six months. The total cash consideration includes $2 million related to the TSA in which $1 million has been recorded in "(Loss) income from continuing operations" in the consolidated statements of operations in fiscal 2009 and the remainder will be recorded in the first quarter of fiscal 2010 when the TSA is anticipated to be completed.

[All amounts in millions of U.S. dollars, except where noted]

Sale of MDS Pharma Services Central Labs

On October 30, 2009, the Company completed the sale of MDS Pharma Services Central Labs (Central Labs) for total cash consideration of $6 million, subject to certain closing adjustments. Total assets disposed of are $63 million (2008 - $77 million), which includes accounts receivable of $42 million (2008 - $40 million). Total liabilities disposed of are $18 million (2008 - $27 million), which includes accounts payable and accrued liabilities of $13 million (2008 - $22 million). The Company has recorded an after tax loss of $25 million on the sale. The loss on sale includes a $13 million preliminary closing adjustment, which is an increase in the sale proceeds, and recognition of an unrealized foreign currency translation gain of $4 million. The Company expects to finalize the loss on the sale during fiscal 2010 for post-closing adjustments.

As part of the sale of Central Labs, the Company signed a TSA to provide certain post closing transition services to the buyer for a period of six months from the closing date with an option by the buyer to extend for an additional six months. In addition to the total consideration of $6 million, the Company is expected to receive an additional $2 million in cash related to this TSA during fiscal 2010. No amount has been recorded in fiscal 2009 in the consolidated statements of operations related to the TSA.

Intent to sell MDS Pharma Services Early Stage

On September 2, 2009, the Company announced that it intends to sell its remaining MDS Pharma Services Early Stage operations (Early Stage). As a result of this decision, the Company has reflected the total assets and total liabilities of Early Stage at the lower of their carrying value or their fair value less costs to sell as "Assets of discontinued operations" and "Liabilities of discontinued operations" in the consolidated statements of financial position, respectively. The assets included in "Assets of discontinued operations" are not being depreciated. The results of operations of Early Stage are included in "(Loss) income from discontinued operations, net of income taxes" in the consolidated statements of operations. As a result of MDS's intention to sell Early Stage, the Company estimated the loss on sale utilizing a fair value based on appraisals, estimated net proceeds upon sale, and discounted cash flows. As a result, the Company recorded an estimated pre-tax loss on sale of $13 million in the fourth quarter of fiscal 2009. This estimated loss on sale includes recognition of an unrealized foreign currency translation gain of $44 million. While management believes that the estimated loss as of October 31, 2009 was its then best estimate and that its valuation methods were reasonable and appropriate in the circumstances, the ultimate amount of this estimated loss may vary significantly. See Note 30, *"Subsequent Events – Intent to sell MDS Pharma Services Early Stage"*, for an update related to Early Stage.

The Company also recorded non-cash long-lived asset impairment charge of $7 million and $2 million in the third and fourth quarter of fiscal 2009, respectively, in "(Loss) income from discontinued operations, net of income taxes". See Note 11, *"Impairment of Long-Lived Assets"*, for details on impairment of long-lived assets related to Early Stage.

Sale of MDS Analytical Technologies

On September 2, 2009, MDS announced that it has entered into an agreement to sell MDS Analytical Technologies to Danaher Corporation (Danaher), which includes its two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments (AB/MDS) and PerkinElmer Sciex Instruments (PKI/Sciex). Total consideration for this sale is $650 million in cash subject to certain closing adjustments including final working capital, cash, and indebtedness amounts. The sale remains subject to certain closing conditions and approvals, including clearance by the U.S. Federal Trade Commission. Under a separate arrangement, Danaher has agreed to purchase the portion of the AB/MDS joint venture partnership held by Life Technologies Corporation. Completion of each transaction is conditional on the concurrent closing of the other transaction.

The Company has reflected the total assets and total liabilities of MDS Analytical Technologies at the lower of their carrying value or fair value less costs to sell as "Assets of discontinued operations" and "Liabilities of discontinued operations" in the consolidated statements of financial position, respectively. The assets included in "Assets of discontinued operations" are not being depreciated. The carrying value of MDS Analytical Technologies' net assets did not exceed its fair value less costs to sell resulting in no write-down of this business as of October 31, 2009. The results of operations of MDS Analytical Technologies are included in "(Loss) income from discontinued operations, net of income taxes" in the consolidated statements of operations. The Company expects to finalize the sale of MDS Analytical Technologies during the first calendar quarter of 2010 and the Company expects to record an after-tax gain on the sale in the range of $10 million to $20 million.

See Note 30, *"Subsequent Events - Sale of MDS Analytical Technologies"* for an update on the transaction.

[All amounts in millions of U.S. dollars, except where noted]

Included in the sale of MDS Analytical Technologies are the following two companies previously acquired by MDS. Details of these prior acquisitions are presented below.

Blueshift Biotechnologies Inc.
On June 26, 2008, MDS Analytical Technologies acquired 100% of the common shares of Blueshift Biotechnologies Inc. (Blueshift) for a total purchase price of $14 million of which $1 million was placed in escrow and has since been released. An additional $0.5 million was placed in escrow, which was contingent on the achievement of certain milestones and has been released to the vendors during fiscal 2009. The Company allocated the purchase price to the assets acquired and the liabilities assumed and the purchase price and related allocations were finalized in fiscal 2008. In connection with determining the fair value of the assets acquired and the liabilities assumed, management performed assessments of the assets and liabilities using customary valuation procedures and techniques. The results of operations of Blueshift are included in discontinued operations from the date of acquisition.

Molecular Devices Corporation
During fiscal 2007, the Company acquired 100% of the shares of Molecular Devices Corporation (MDC) for a total purchase price of $600 million in cash. Included in the consideration was a $27 million cash cost to buy back outstanding options of MDC at the closing date of the acquisition. Of the $600 million purchase price, $26 million was allocated to net tangible assets, $161 million to developed technologies, $30 million to brands and $383 million to goodwill. The results of operations of MDC are included in discontinued operations from the date of acquisition.

Sale of MDS Diagnostic Services
During fiscal 2007, the Company completed the sale of its Canadian laboratory services business, MDS Diagnostic Services in a C$1.3 billion (US$1.2 billion) transaction. The sale was structured as an asset purchase transaction and after the provision for taxes, expenses and amounts attributable to minority interests resulted in net proceeds of $988 million, comprising $929 million in cash and $65 million in an unconditional non-interest bearing note payable in March 2009. During the second quarter of fiscal 2009, this note matured and the Company received $60 million in cash proceeds (Note 5). Included in "(Loss) income from discontinued operations, net of income taxes" is a gain of $791 million net of income taxes on the transaction, which the Company recorded in fiscal 2007.

Discontinued operations
The following table details the assets and liabilities of MDS Pharma Services and MDS Analytical Technologies as discontinued operations for all periods presented herein.

	MDS Pharma Services		MDS Analytical Technologies		Total	
As of October 31	**2009[a]**	2008	**2009**	2008	**2009**	2008
Accounts receivable	$ **37**	$ 143	$ **59**	$ 72	$ **96**	$ 215
Unbilled revenue	**29**	86	**-**	-	**29**	86
Inventories	**4**	4	**55**	57	**59**	61
Property, plant and equipment *(Note 11)*	**107**	158	**25**	25	**132**	183
Deferred tax assets[b]	**23**	38	**17**	19	**40**	57
Long-term investments	**-**	-	**20**	13	**20**	13
Goodwill *(Note 12)*	**-**	37	**410**	413	**410**	450
Intangibles	**-**	-	**120**	155	**120**	155
Other assets	**8**	17	**27**	8	**35**	25
Assets of discontinued operations	$ **208**	$ 483	$ **733**	$ 762	$ **941**	$ 1,245
Accounts payable and accrued liabilities	$ **58**	$ 89	$ **58**	$ 61	$ **116**	$ 150
Long-term debt	**8**	8	**-**	-	**8**	8
Deferred revenue	**18**	64	**9**	10	**27**	74
Deferred tax liabilities[b]	**7**	9	**36**	46	**43**	55
Other liabilities[c]	**16**	10	**4**	6	**20**	16
Liabilities of discontinued operations	$ **107**	$ 180	$ **107**	$ 123	$ **214**	$ 303

(a) As of October 31, 2009, the assets and liabilities of MDS Pharma Services represent only the Early Stage operations as Phase II-IV and Central Labs were sold during fiscal 2009.

[All amounts in millions of U.S. dollars, except where noted]

(b) Where the financial statement carrying amounts of existing assets and liabilities and their respective tax bases are both included in the discontinued operations, the related deferred tax asset or deferred tax liability has been included in discontinued operations. Valuation allowances related to deferred tax assets included in discontinued operations have also been included in discontinued operations with the exception of changes in valuation allowances that relate to changes in judgment, which remain in continuing operations.

(c) Other liabilities include post-retirement obligations, asset retirement obligations, income taxes and various other miscellaneous liabilities.

The following table details the operating results of the businesses noted above for the year ended October 31, 2009, except for Phase II-IV which is included until June 30, 2009. These operations have been reflected as discontinued operations for all periods presented herein.

	MDS Pharma Services			MDS Analytical Technologies			MDS Diagnostics Services	Total		
Years ended October 31	**2009**	2008	2007	**2009**	2008	2007	2007	**2009**	2008	2007
Revenues(a)	$ **442**	$ 582	$ 568	$ **359**	$ 437	$ 352	$ 95	$ **801**	$ 1,019	$ 1,015
Costs and other expenses	**457**	576	655	**379**	450	364	73	**836**	1,026	1,092
Impairment of long-lived assets(b)	**26**	11	-	**-**	-	-	-	**26**	11	-
Goodwill(c)	**30**	320	-	**-**	-	-	-	**30**	320	-
Operating (loss) income	**(71)**	(325)	(87)	**(20)**	(13)	(12)	22	**(91)**	(338)	(77)
Gain (loss) on the sale of discontinued operations	**(46)**	-	-	**-**	-	-	904	**(46)**	-	904
Equity earnings(d)	**-**	-	-	**33**	49	53	1	**33**	49	54
Other, net(e)	**(2)**	(5)	(4)	**(8)**	(6)	(8)	(4)	**(10)**	(11)	(16)
Income tax (expense) recovery	**3**	-	31	**(9)**	(7)	(10)	(117)	**(6)**	(7)	(96)
(Loss) income from discontinued operations, net of income taxes	$ **(116)**	$ (330)	$ (60)	$ **(4)**	$ 23	$ 23	$ 806	$ **(120)**	$ (307)	$ 769

(a) Revenues for the year ended October 31, 2009 for Phase II-IV, Central Labs, and Early Stage are $88 million (2008 - $150 million; 2007 - $155 million), $110 million (2008 - $136 million; 2007 - $131 million), and $244 million (2008 - $296 million; 2007 - $282 million), respectively.

Pre-tax income (loss) for the year ended October 31, 2009 for Phase II-IV, Central Labs, and Early Stage are $(3) million (2008 - $4 million; 2007 - $6 million), $(60) million (2008 - $(22) million; 2007 - $(49) million), and $(56) million (2008 - $(312) million; 2007 - $(48) million), respectively.

In fiscal 2007, the results of MDS Analytical Technologies include the operations of Molecular Devices Corporation from the date of acquisition on March 20, 2007.

(b)The Company recorded non-cash pre-tax impairment charges for the year ended October 31, 2009 of $26 million, of which $17 million (2008 - $nil; 2007 - $nil) relates to Central Labs and $9 million (2008 - $11 million; 2007 - $nil) relates to Early Stage. See Note 11, *"Impairment of Long-Lived Assets"*, for details on the impairment of long-lived assets related to MDS Pharma Services.

(c) The Company wrote off goodwill of $37 million for the year ended October 31, 2009 (2008 - $320 million; 2007 - $nil), of which $7 million is included in the loss on the sale of Phase II-IV. See Note 12, *"Goodwill"*, for details on the write-off of goodwill related to MDS Pharma Services.

(d) MDS Analytical Technologies includes two joint ventures, AB/MDS and PKI/Sciex. Under the terms of these joint venture arrangements, the Company provides manufacturing, research and development and administrative support for the joint venture partnerships on an outsourced service provider basis. All costs, including selling, general and administration expenses, incurred by the Company for direct materials, labor, travel, consulting, and other related expenses, are billed to the joint ventures at cost and recorded as revenue. The Company does not recognize any profits from the sales to the joint ventures as the amounts are billed without any markups. The joint ventures realize net income when products and services are sold to a third party customer. The Company records its share of realized profits from the joint ventures as equity earnings, which is included in "(Loss) income from discontinued operations, net of income taxes".

For the year ended October 31, 2009, revenues of $110 million (2008 - $149 million; 2007 - $205 million) related to the sale of products and services to the joint ventures and equity earnings of $33 million (2008 - $49 million; 2007 - $53 million) from the joint ventures. For the year ended October 31, 2009 the Company received $36 million (2008 - $59 million; 2007 - $52 million) in cash distributions from these joint ventures. As of October 31, 2009, accounts receivable from the joint ventures are $14 million (2008 - $24 million) and are included in "Assets of discontinued operations".

(e) Interest on the senior unsecured notes was allocated to discontinued operations based on the ratio of net assets to be sold to the sum of total net assets of the Company plus the senior unsecured notes. Interest expense allocated to discontinued operations is $9 million, $9 million, and $11 million for the years ended October 31, 2009, 2008, and 2007, respectively.

[All amounts in millions of U.S. dollars, except where noted]

Other divestitures

During fiscal 2008, MDS Nordion sold its external beam therapy and self-contained irradiator product lines for $15 million in cash. The Company recorded a loss on sale of this business of $4 million, including a $1 million impairment of goodwill. The Company recorded a pension curtailment gain of approximately $1 million as a result of the transfer of employees to the buyer.

4. Accounts Receivable

		2009		2008
Trade accounts receivable	$	27	$	48
Other receivables(a)		18		2
		45		50
Allowance for doubtful accounts		-		(1)
Accounts receivable	$	45	$	49

(a) As of October 31, 2009, other receivables include a $3 million (2008 - $nil) deferred purchase amount for the delivery of certain tax certifications and $1 million (2008 - $nil) for the TSA related to the sale of Phase II-IV, and a $13 million (2008 - $nil) preliminary closing price adjustments related to the sale of Central Labs (Note 3).

5. Notes Receivable

Notes receivable as of October 31, 2009 of $16 million (2008 - $75 million) consist of the current portion of other long-term assets as described in Notes 10(a) and 10(b). During fiscal 2009, a non-interest bearing promissory note related to the sale of MDS Diagnostic Services (Note 3) matured and the Company received cash proceeds of $60 million.

6. Inventories

		2009		2008
Raw materials and supplies	$	28	$	24
Work-in-process		1		1
Finished goods		1		1
		30		26
Allowance for excess and obsolete inventory		(2)		(2)
Inventories	$	28	$	24

7. Property, Plant and Equipment

		2009				2008		
		Cost		Accumulated Depreciation		Cost		Accumulated Depreciation
Land	$	2	$	-	$	2	$	-
Buildings		78		35		65		25
Equipment		111		80		90		63
Furniture and fixtures		2		2		2		1
Computer systems		80		55		68		36
Leasehold improvements		9		2		3		2
Facility modifications		35		18		23		13
Construction in-progress		6		-		11		-
		323	$	192		264	$	140
Accumulated depreciation		(192)				(140)		
Property, plant and equipment	$	131			$	124		

[All amounts in millions of U.S. dollars, except where noted]

8. Other Current Assets

Asset backed commercial paper

As of October 31, 2009, other current assets include Canadian non-bank sponsored asset backed commercial paper (ABCP) with a fair value of $11 million. As of October 31, 2008, the Company held ABCP (Original notes) with a fair value of $9 million, which was designated as available for sale and included in long-term investments in the consolidated statements of financial position. On January 21, 2009, the Pan-Canadian Investors Committee announced that the restructuring of the Canadian non-bank sponsored ABCP was completed. As part of the restructuring, the Company exchanged its Original notes, with a par value of C$17 million (US$16 million), for longer-term Master Asset Vehicle II Class A-1, Class A-2, Class B, Class C, and CL 13 notes (collectively, MAVII notes) with the same total par value. The MAVII Class A-1, Class A-2, and Class B notes have interest rates of Bankers' Acceptance rate less 50 basis points and mature on July 15, 2056, the Class C notes have interest rates of 20% per annum and mature on July 15, 2056 and the CL 13 notes have interest based on the net rate of return generated by the related Specific Tracked Asset - Rocket Trust, Series A and mature on March 20, 2014. While the legal maturity of these notes is July 15, 2056, the actual expected note repayment date is January 22, 2017.

On the date of exchange, the Company recorded the MAVII notes at a fair value of $9 million and designated the MAVII notes as held for trading, which requires the notes to be fair valued at each reporting period with changes in the fair value included in the consolidated statements of operations in the period in which they arise and that they be reported as current assets. The fair value of the MAVII notes has been determined using a probability-weighted discounted cash flow model making use of currently available information and assumptions that market participants would use in pricing these investments such as information provided by the Court appointed Monitor, current investment ratings, liquidity and subordination considerations and general economic conditions. For the year ended October 31, 2009, the Company recorded a foreign currency translation gain (loss) of $2 million (2008 - $(2) million; 2007 - $nil) in the consolidated statements of shareholders' equity and comprehensive income (loss). The Company recorded an impairment loss for the years ended October 31, 2008 and 2007 of $3 million and $2 million, respectively, in other expenses (income), net in the consolidated statements of operations.

Prepaid expenses and other

As of October 31, 2009, other current assets also includes prepaid expenses and other assets of $2 million (2008 - $3 million).

9. Long-Term Investments

Long-term investments include an investment in Lumira Capital Corp. (Lumira), formerly MDS Capital Corp. Lumira is an investment fund management company that has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. MDS does not have any involvement in Lumira other than to obtain its share of earnings. The Company's exposure to losses is limited to its investment of $5 million (2008 - $5 million).

Other long-term investments include available for sale investments in marketable equity securities which has a fair value of $1 million as of October 31, 2009 (2008 - $2 million), which has been determined using quoted market bid prices in active markets. As of October 31, 2008, long-term investments included ABCP of $9 million which were designated as available for sale (Note 8).

10. Other Long-Term Assets

		2009		2008
Financial instrument pledged as security on long-term debt[a]	$	**38**	$	35
Long-term note receivable[b]		**21**		30
Restricted cash[c]		**16**		13
Deferred pension assets *(Note 25)*		**14**		25
Goodwill *(Note 12)*		**2**		2
Other long-term assets	$	**91**	$	105

(a) Financial instrument pledged as security on long-term debt

The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradable as it defeases the long-term debt from the Government of Canada related to the construction of the MAPLE Facilities. The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of October 31, 2009 is $42 million (2008 - $38 million), of which $4 million (2008 - $3 million) is included in notes receivable (Note 5). As of October 31, 2009, the fair value is $49 million (2008 - $38 million), which has been determined using a discounted cash flow model, in

[All amounts in millions of U.S. dollars, except where noted]

which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(b) Long-term note receivable

In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable for $38 million after discounting was received by the Company. This non-interest bearing note receivable is repayable monthly over four years commencing November 1, 2008. The long-term note receivable is net of an unamortized discount based on an imputed interest rate of 4.45%. The carrying value of the long-term note receivable as of October 31, 2009 is $33 million (2008 - $40 million), of which $12 million (2008 - $10 million) is included in notes receivable (Note 5). As of October 31, 2009, the fair value is $36 million (2008 - $42 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable. The long-term note receivable will be accreted up to its face amount of $49 million by 2012. All scheduled monthly payments due have been received.

(c) Restricted cash

Restricted cash as of October 31, 2009 includes $10 million of proceeds related to the sale of Phase II-IV (Note 3) and the remainder for funds for insurance liabilities. As of October 31, 2008, restricted cash primarily relates to funds for insurance liabilities.

11. Impairment of Long-Lived Assets

The Company tests its long-lived assets and intangible assets subject to amortization for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount, if any, by which the carrying value of the asset exceeds the fair value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

During fiscal 2009, the Company experienced a decline in its Central Labs operation. The Company performed an impairment analysis and has determined property, plant and equipment, which represent the long-lived asset group of Central Labs are impaired. The Company recorded in fiscal 2009 total non-cash pre-tax impairment charges of $17 million (2008 - $nil; 2007 - $nil) in "(Loss) income from discontinued operations, net of income taxes", of which $16 million and $1 million were recorded in the second and fourth quarter of fiscal 2009, respectively. See Note 3, *"Divestitures and Discontinued Operations"*, for details on the sale of Central Labs.

During fiscal 2009, the Company experienced a decline in current and projected revenues for certain service lines within the Early Stage operations. A deterioration of customer demand and declines in forecasted cash flows represent indicators of impairment. The Company performed an impairment analysis and determined that certain long-lived asset groups are impaired. Based on the estimated fair value of Early Stage's property, plant and equipment asset group using undiscounted cash flows as well as reviewing information with respect to prices for similar assets, the Company recorded in fiscal 2009 a total non-cash pre-tax impairment charge of $9 million (2008 - $11 million; 2007 - $nil) in "(Loss) income from discontinued operations, net of income taxes", of which $7 million and $2 million were recorded in the third and fourth quarter of fiscal 2009, respectively.

During the fourth quarter of fiscal 2009, the Company announced its intention to sell Early Stage. As a result of this decision, the Company estimated the loss on sale utilizing a fair value based on appraisals, estimated net proceeds upon sale, and discounted cash flows.

As a result, the Company recorded an estimated pre-tax loss on sale of $13 million in "(Loss) income from discontinued operations, net of income taxes". This estimated loss on sale includes recognition of an unrealized foreign currency translation gain of $44 million. See Note 3, *"Divestitures and Discontinued Operations"*, for details on the Company's intent to sell Early Stage.

While the Company believes that its estimates are reasonable, different assumptions regarding such factors as industry outlook, customer demand, competitor actions and the effectiveness of productivity and cost saving initiatives, could significantly affect its future cash flow estimates.

[All amounts in millions of U.S. dollars, except where noted]

12. Goodwill

The Company performs a goodwill impairment test at the reporting unit level annually at year end or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The goodwill impairment test requires the identification of reporting units and a comparison of the estimated fair value of each reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the goodwill is potentially impaired and the Company then determines the implied fair value of goodwill, which is compared to the carrying value to determine if impairment exists.

The Company reviewed the components of its operating segments and has identified MDS Nordion as its only remaining reporting unit in continuing operations. MDS Analytical Technologies and MDS Pharma Services are reported as discontinued operations. The details of the Company's discontinued operations are provided in Note 3, *"Divestitures and Discontinued Operations"*.

For MDS Nordion, management determined as of October 31, 2009 that the estimated fair value of goodwill exceeds its carrying value of $2 million (2008 - $2 million) resulting in no impairment of goodwill.

During the fourth quarter of fiscal 2009, the Company announced the sale of MDS Analytical Technologies, resulting in the business being reported as discontinued operations (Note 3). As of October 31, 2009, management determined that the net fair value for MDS Analytical Technologies exceeded its carrying value, including goodwill, such that there is no impairment of goodwill.

During the third quarter of fiscal 2009, the Company completed the sale of Phase II-IV and announced its intention to sell Central Labs resulting in both of these businesses being reported as discontinued operations. ASC 350, *"Intangibles – Goodwill and Other"* (formerly, SFAS 142, "Goodwill and Other Intangible Assets") requires that when a portion of a reporting unit is disposed of, goodwill of the reporting unit be allocated to the business being disposed of based on the relative fair value of the portion of the business being disposed of to the remaining reporting unit. The fair value of Phase II-IV, Central Labs and Early Stage were estimated based on discounted cash flows and comparable company market valuation approaches. Management chose the discounted cash flow approach as the primary valuation approach as cash flows can reasonably be estimated and are expected to differ significantly from the current levels due to the Company's growth potential. The estimated fair value of Phase II-IV, Central Labs and Early Stage were based on the Company's five-year business plan and on the best information available as of the date of the assessment in the third quarter of fiscal 2009. The valuation approaches use key judgments and assumptions that are sensitive to change, which include appropriate sales growth rates, operating margins, weighted average cost of capital, and comparable company market multiples. When developing these key judgments and assumptions, the Company considered economic, operational and market conditions that could impact the estimated fair value of the reporting unit; however, estimates are inherently uncertain and represent only management's reasonable expectations regarding future developments. These estimates and the key judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respect from actual future results.

As of the third quarter of fiscal 2009, management performed Step 1 of its goodwill impairment test in accordance with ASC 350 and determined that the estimated carrying value of Phase II-IV, Central Labs and Early Stage exceeded their respective fair value. As a result of failing Step 1, management performed Step 2 of the impairment testing and determined the implied fair value of the goodwill by allocating the fair value of Phase II-IV, Central Labs and Early Stage determined in Step 1 to all the assets and liabilities of each respective business, including any recognized and unrecognized intangible assets, as if the respective business had been acquired in a business combination and the fair value was the price paid to acquire the business. Upon completion of Step 2, management determined that, as of the third quarter of fiscal 2009, the implied fair value of goodwill for each of Phase II-IV, Central Labs and Early Stage, respectively, was less than each of its carrying value and the Company wrote off the total remaining goodwill of $37 million, which has been reported as discontinued operations. Of the $37 million goodwill written off, $7 million was included in the loss on the sale of Phase II-IV in discontinued operations (Note 3).

During fiscal 2008, the market capitalization of the Company was below the book value of its equity, indicating a potential impairment of goodwill. As a result of these impairment indicators, the Company performed, as of October 31, 2008, Step 1 of its goodwill impairment test and determined that the carrying value of the MDS Pharma Services reporting unit exceeded its estimated fair value, indicating that goodwill for MDS Pharma Services was impaired. The Company believed that the decline in overall contract research organization market valuations, ongoing economic uncertainty and the delay in profit recovery in its MDS Pharma Services reporting unit are the principal factors related to the fourth quarter of fiscal 2008 decline in its MDS Pharma Services estimated fair value as compared to its carrying value. The Company concluded as part of its annual goodwill impairment test that these and other related factors were likely to persist well into fiscal 2009. Upon completion of the Step 2 goodwill impairment test, the Company determined that as of October 31, 2008, the implied fair value of its MDS Pharma Services goodwill was less than its carrying value by $320 million and recorded this amount as a goodwill impairment charge as of October 31, 2008.

[All amounts in millions of U.S. dollars, except where noted]

13. Accrued Liabilities

		2009		2008
Employee-related accruals	$	14	$	12
FDA provision[a]		19		30
Restructuring provision *(Note 20)*		8		1
Other[b]		41		41
Accrued liabilities	$	82	$	84

(a) The FDA provision was established in fiscal 2007 to address certain U.S. Food and Drug Administration (FDA) issues related to the Company's bioanalytical operations in its Montreal, Canada, facilities. Although the bioanalytical operations are part of MDS Pharma Services, the FDA provision is recorded in continuing operations as MDS expects to retain this potential liability following an intended sale of Early Stage. The Company may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updated its analysis of this critical estimate based on all currently available information. During fiscal 2009, the Company recognized a $10 million (2008 - $10 million) benefit in "(Loss) income from discontinued operations, net of income taxes" based on the revised estimate for future costs due to effective MDS risk mitigation actions and the relative infrequency of client reimbursement claims. As of October 31, 2009, management believes that the remaining provision of $19 million (2008 - $30 million) should be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs (Note 28). While management believes that its estimates and valuation methods are reasonable and appropriate in the circumstances, the ultimate amount of this potential liability may vary significantly if other reasonably possible alternative assumptions were used.

(b) Other includes derivative liabilities, accrued interest, accrued transaction costs, and various miscellaneous payables.

14. Long-Term Debt

	Maturity		2009		2008
Senior unsecured notes[a]	2009 to 2014	$	221	$	227
Other debt[b]	2009 to 2015		46		47
Total long-term debt			267		274
Current portion of long-term debt			(30)		(17)
Long-term debt		$	237	$	257

(a) The senior unsecured notes outstanding have fixed interest between 5.52% and 6.19% per annum and mature in several tranches up to December 2014. The fair value of senior unsecured notes was $238 million (2008 - $225 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to their remaining life of the notes. See Note 27, *"Commitments and Contingencies – Long-term debt"* for the potential impact on the Company's senior unsecured notes.

(b) As of October 31, 2009, other debt includes a non-interest-bearing Canadian government loan with a carrying value of $42 million (2008 - $39 million) discounted at an effective interest rate of 7.02% and repayable at C$4 million (US$4 million) per year with the remaining balance due April 1, 2015. The fair value of this financial instrument was $51 million (2008 - $47 million), which has been determined using a discounted cash flow model , in which future cash flows are discounted to present value using the current market borrowing rate pertaining to their remaining life of the receivable. A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 10(a)).

As of October 31, 2009, other debt also includes a $4 million note payable (2008 – $8 million) relating to assets purchased for the MALDI-TOF mass spectrometry operations. The note bears interest at 4%. Although the note was due on October 22, 2009, in accordance with an agreement with the lender, the Company repaid $4 million of this note plus interest on October 22, 2009 and the remaining $4 million will be forgiven upon closing the sale of MDS Analytical Technologies (Note 3).

Revolving credit facility

The Company has a C$500 million (US$462 million) revolving credit facility available to fund its liquidity requirements which expires in July 2010. As of October 31, 2009, no amounts were drawn or outstanding under this facility. See Note 27, *"Commitments and Contingencies – Long-term debt"* for the potential impact on the Company's revolving credit facility.

Principal repayments

Principal repayments of long-term debt over the next five fiscal years and thereafter are as follows:

2010	$	**30**
2011		**14**
2012		**14**
2013		**171**
2014		**9**
Thereafter		**29**
	$	**267**

15. Deferred Revenue

		2009		2008
Payment in advance of services rendered	$	**9**	$	6
Deferred credit related to government loan[(a)]		**7**		9
Other		**3**		-
		19		15
Less: current portion		**(5)**		(6)
Long-term portion of deferred revenue	$	**14**	$	9

(a) The deferred credit is related to the Canadian government loan associated with the MAPLE Facilities, which is being amortized over the remaining seven-year term of the debt using the sum of the years' digits method.

16. Other Long-Term Liabilities

		2009		2008
Post-retirement obligations *(Note 25)*	$	**12**	$	13
Asset retirement obligation *(Note 29)*		**5**		-
Liability insurance reserve *(Note 27)*		**4**		-
Other		**3**		5
Other long-term liabilities	$	**24**	$	18

17. Earnings Per Share

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:

(number of shares in millions)		2009		2008		2007
Weighted average number of Common shares outstanding – basic		**120**		122		132
Impact of stock options assumed exercised		**-**		-		-
Weighted average number of Common shares outstanding – diluted		**120**		122		132
Basic (loss) earnings per share from continuing operations	$	**(0.12)**	$	(2.02)	$	0.09
Basic (loss) earnings per share from discontinued operations	$	**(1.00)**	$	(2.52)	$	5.84
Diluted (loss) earnings per share from continuing operations	$	**(0.12)**	$	(2.02)	$	0.09
Diluted (loss) earnings per share from discontinued operations	$	**(1.00)**	$	(2.52)	$	5.83

Pro-forma impact of stock-based compensation

The Company is required to calculate and disclose the compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements of operations. For the Company, this includes those stock options issued prior to November 1, 2003.

18. Share Capital

As of October 31, 2009, the authorized share capital of the Company consists of unlimited Common shares. The Common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

Summary of share capital

	Common Shares		
(number of shares in thousands)	**Number**		**Amount**
Balance as of October 31, 2006	144,319	$	566
Issued	1,090		17
Repurchased and cancelled	(22,831)		(90)
Balance as of October 31, 2007	122,578		493
Issued	462		7
Repurchased and cancelled	(2,903)		(12)
Other	-		1
Balance as of October 31, 2008	120,137		489
Issued	**-**		**-**
Repurchased and cancelled	**-**		**-**
Balance as of October 31, 2009	**120,137**	$	**489**

During fiscal 2009, there were no cash dividends declared or paid as the Company discontinued its dividend payments as of January 2007. Due to restrictions in debt covenants on MDS's long-term debt as of October 31, 2008, the Company does not expect to make further dividend payments or share repurchases until the existing senior unsecured notes are retired.

During fiscal 2009, the Company issued no Common shares. During fiscal 2008, the Company issued 462,100 (2007 - 982,000) Common shares under the stock option plan for proceeds of $7 million (2007 - $14 million).

During fiscal 2009, the Company did not repurchase or cancel any Common shares. During fiscal 2008, the Company repurchased and cancelled 2,903,200 Common shares under the terms of a normal course issuer bid for a cost of $44 million. During fiscal 2007, the Company repurchased and cancelled 22,831,050 Common shares under a substantial issuer bid for $441 million. Of the total cost in fiscal 2008, $12 million (2007 - $90 million) was charged to share capital and the excess of the cost over the amount charged to share capital, totaling $32 million (2007 - $351 million), was charged to retained earnings and OCI.

Stock dividend and share purchase plan and employee share ownership plan

Until fiscal 2007, the Company sponsored a stock dividend and share purchase plan, under which shareholders were able to elect to receive stock dividends in lieu of cash dividends. Stock dividends were issued at not less than 95% of the five-day average market price (the Average Market Price) of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date. Plan participants were also able to make optional cash payments of up to C$3,000 semi-annually to purchase additional Common shares at the Average Market Price. Participation in this plan for the year ended October 31, 2007 resulted in the issuance of 41,000 Common shares as stock dividends and the issuance of 1,000 Common shares for cash. The Company discontinued this plan during fiscal 2007.

The Company sponsors a non-compensatory Employee Share Ownership Plan. Until June 2007, eligible employees were able to purchase Common shares at 90% of the Average Market Price for the five days preceding the purchase. Effective June 30, 2007, the Company changed the terms of this plan and replaced the 10% market price discount with a 10% matching cash contribution. During fiscal 2009 and 2008, the Company issued no Common shares under this plan. During fiscal 2007, the Company issued 66,000 Common shares under this plan for proceeds of $1 million.

[All amounts in millions of U.S. dollars, except where noted]

19. Financial Instruments and Financial Risk

Derivative instruments

As of October 31, 2009, the Company held no derivatives that were designated as fair value hedges.

The Company uses foreign currency forward exchange contracts to manage its foreign exchange risk. The Company entered into foreign exchange contracts to hedge a portion of the cash flows and designated these foreign currency forward exchange contracts as cash flow hedges. As of October 31, 2009, the Company did not have any derivatives designated as cash flow hedges.

The U.S. dollar denominated senior secured notes have been designated as hedge of net investment in foreign operations to reduce foreign exchange fluctuations associated with certain foreign currency investments of the Company, the U.S. operations of MDS Analytical Technologies and MDS Pharma Services. As the Company's net investment hedge has been deemed to be effective, the U.S. dollar denominated senior secured notes have been measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in OCI. The unrealized gain or loss in the cumulative translation account would continue to be deferred until the time it is released with the sale of the Company's foreign operations.

The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances, which have not been designated as hedges. The Company has also identified embedded derivatives in certain of its supply contracts, primarily relating to MDS Nordion.

The following table provides the notional and fair value of all Company derivative instruments:

As of October 31		**2009**		2008
Assets	**Notional Value**	**Fair Value**	Notional Value	Fair Value
Embedded derivatives[a]	$ -	$ -	$ 5	$ -
Foreign currency forward contracts under cash flow hedges and not under hedging relationships[b]	-	-	8	1
	$ -	$ -	$ 13	$ 1
Liabilities				
Embedded derivatives[a]	$ 83	$ 4	$ 125	$ 11
Foreign currency forward contracts under cash flow hedges and not under hedging relationships[b]	15	-	-	-
	$ 98	$ 4	$ 125	$ 11

(a) Excludes embedded derivatives with assets and liabilities related to discontinued operations with notional amounts of $4 million (2008 - $25 million) and $nil (2008 - $1 million), respectively. These embedded derivatives assets and liabilities had fair value of $nil (2008 - $1 million) and $nil (2008 - $nil), respectively.

(b) Excludes derivatives with assets and liabilities related to discontinued operations with notional amounts of $nil (2008 - $1 million) and $nil (2008 - $65 million), respectively. These derivatives assets and liabilities had fair value of $nil (2008 - $nil) and $nil (2008 - $9 million), respectively.

[All amounts in millions of U.S. dollars, except where noted]

The following table summarizes the activities of the Company's derivative instruments:

Years ended October 31		2009		2008		2007
Realized gain on foreign currency forward contracts under cash flow hedges[a]	$	-	$	(2)	$	(2)
Unrealized gain recorded in OCI expected to be reclassified to consolidated statements of operations in the next 12 months[b]	$	-	$	-	$	(4)
Realized (gain) loss on foreign currency forward contracts not under hedging relationships[c]	$	(1)	$	7	$	(1)
Unrealized (gain) loss recorded in OCI relating to net investment hedges[d]	$	(24)	$	64	$	(58)
Unrealized gain for other foreign currency forward contracts not under hedging relationships recorded in other expenses (income), net[e]	$	-	$	-	$	-
Unrealized (gain) loss for embedded derivatives recorded in change in fair value of embedded derivatives[f]	$	(8)	$	15	$	(4)

(a) Excludes realized loss (gain) of forward contracts under cash flow hedges of $7 million (2008- $nil; 2007 - $(2)) included in equity earnings within discontinued operations.

(b) Excludes unrealized loss (gain) recorded in OCI expected to be reclassified to income over the next 12 months of $nil (2008 - $(9) million; 2007 - $(3) million) related to discontinued operations.

(c) Excludes realized loss (gain) of derivatives not under hedging relationships of $nil (2008 - $nil; 2007 - $1 million) related to discontinued operations.

(d) No ineffectiveness was recorded in income for the years ended October 31, 2009, 2008 and 2007.

(e) Excludes unrealized loss (gain) of derivatives not under hedging relationships of $nil (2008 - $(1) million; 2007 - $3 million) related to discontinued operations.

(f) Excludes unrealized loss (gain) for embedded derivatives of $(1) million (2008 - $(1) million; 2007 - $nil) related to discontinued operations.

Credit risk

Certain of the Company's financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment-grade credit rating. In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. No single party accounts for a significant balance of accounts receivable. As of October 31, 2009, accounts receivable is net of an allowance for uncollectible accounts of $nil (2008 - $1 million).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. In the event of non-performance by counterparty, the carrying value of the Company's financial instruments represents the maximum amount of loss that would be incurred.

Valuation methods and assumptions for fair value measurements

Cash and cash equivalents, accounts receivable, notes receivable, income taxes recoverable, accounts payable, accrued liabilities, and income taxes payable have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Fair value hierarchy

The fair value of the Company's financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

[All amounts in millions of U.S. dollars, except where noted]

The following table discloses the Company's financial assets and liabilities measured at fair value on a recurring basis:

								As of October 31, 2009
Description		**Level 1**		**Level 2**		**Level 3**		**Total**
Cash equivalents	$	10	$	-	$	-	$	10
Asset backed commercial paper *(Note 8)*	$	-	$	-	$	11	$	11
Available for sale *(Note 9)*	$	1	$	-	$	-	$	1
Derivative liabilities	$	-	$	4	$	-	$	4

The following tables present the changes in the Level 3 fair value category:

												Year ended October 31, 2009
			Net Realized/ Unrealized Gains (Losses) included in									
Description		**As of October 31 2008**		**Earnings**		**Other**		**Purchases, Sales, Issuance and (Settlements), net**		**Transfers in and/or out of Level 3**		**As of October 31 2009**
Asset backed commercial paper *(Note 8)*	$	-	$	-	$	2	$	9	$	-	$	11
Available for sale *(Note 9)*	$	9	$	-	$	-	$	(9)	$	-	$	-

20. Restructuring Charges, Net

During the fourth quarter of fiscal 2009, the Company announced a strategic repositioning of its businesses, which resulted in the planned sale of MDS Analytical Technologies and its intention to sell the remaining MDS Pharma Services Early Stage business (Note 3). As a result of these activities, a pre-tax restructuring charge of $9 million was recorded to reflect the closure of the Company's Toronto, Canada corporate office and establishment of its corporate headquarters in Ottawa, Canada. The restructuring charge is for estimated workforce reductions including severance and benefit costs. These restructuring activities are expected to be completed in fiscal 2010 and additional restructuring charges may be incurred as discussed in Note 27, *"Commitments and Contingencies – Corporate restructuring"*.

In fiscal 2008 and 2007, the Company recorded restructuring charges of $1 million and $9 million, respectively, related to various initiatives focused on improving profitability. The Company completed its activities associated with the fiscal 2008 and 2007 restructuring plans and has utilized all of the related prior year provisions.

As of October 31, 2009, the restructuring provision of $8 million (2008 - $1 million) is included in accrued liabilities in the consolidated statements of financial position.

The table below provides an analysis of the Company's restructuring activities related to its continuing operations until October 31, 2009.

														Balance as of October 31
		Expenses								**Cumulative Activities**				
		2009		2008		2007		**Total**		Cash		Non-Cash		**2009**
Workforce reductions		9		-		1		10		(2)		-		8
Contract cancellation charges		-		1		-		1		(1)		-		-
Other		-		-		8		8		(7)		(1)		-
Restructuring charges, net	$	9	$	1	$	9	$	19	$	(10)	$	(1)	$	8

[All amounts in millions of U.S. dollars, except where noted]

21. Other Expenses (Income), Net

		2009		2008		2007
Write-down of investments/valuation provisions	$	1	$	11	$	8
Gain on sale of investment		-		(2)		(7)
Loss (gain) on sale of business		-		4		(1)
Gain on sale of property, plant and equipment, net		-		-		(9)
Foreign exchange loss (gain)		5		(7)		4
Other		(2)		2		-
Other expenses (income), net	$	4	$	8	$	(5)

22. Income Taxes

Income tax provision

The components of the Company's (loss) income from continuing operations before income taxes and the related provision for income taxes are presented below:

		2009		2008		2007
Canadian	$	-	$	(335)	$	30
Foreign		(2)		(9)		(16)
(Loss) income from continuing operations before income taxes	$	(2)	$	(344)	$	14

The components of the income tax expense (recovery) are as follows:

		2009		2008		2007
Canadian income tax expense (recovery)						
Current	$	1	$	21	$	(3)
Deferred		2		(117)		(3)
Foreign income tax expense (recovery)						
Current		10		12		(6)
Deferred		-		(14)		14
Income tax expense (recovery)	$	13	$	(98)	$	2

The reconciliation of expected income taxes to reported income taxes is set out below.

		2009		2008		2007
Expected income tax expense (recovery) at the 32% (2008 – 33%; 2007 – 35%) statutory rate	$	(1)	$	(113)	$	4
Increase (decrease) in taxes as a result of:						
Deferred tax recovery on the MAPLE Facilities lease reassessment at lower tax rates		-		18		-
Valuation allowance on deferred tax assets		12		-		-
Other investment write-downs		-		2		1
Tax liability arising on utilization of R&D tax credits		1		(11)		(3)
Net changes in reserves for uncertain tax positions[a]		3		4		-
Differential foreign tax rates		(1)		(1)		(1)
Stock-based compensation		1		2		1
Foreign losses not recognized		-		1		3
Impact of enacted rate changes on deferred tax balances		-		6		(2)
Other		(2)		(6)		(1)
Reported income tax expense (recovery)	$	13	$	(98)	$	2

(a) Excludes net changes in reserves for uncertain tax positions of $10 million (2008 - $6 million; 2007 - $nil) related to discontinued operations.

[All amounts in millions of U.S. dollars, except where noted]

Deferred tax assets and liabilities

Components of the deferred tax assets and liabilities consist of the following temporary differences:

		2009		2008
Tax benefit of losses carried forward	$	9	$	6
Tax basis in excess of book value		15		2
Investment tax credits		31		(14)
Provisions and reserves		14		21
Other comprehensive income		(5)		(8)
Deferred tax assets before valuation allowance		64		7
Valuation allowance		(9)		(6)
Net deferred tax assets	$	55	$	1

No deferred income taxes have been provided on undistributed earnings, or relating to cash held in foreign jurisdictions as the Company has estimated that any income or withholding taxes on repatriation would not be significant.

Tax losses carried forward

As of October 31, 2009, the Company has deferred tax assets relating to net operating loss carryovers for continuing operations of $9 million (2008 - $6 million; 2007 - $8 million). These assets relate to $30 million (2008 - $24 million; 2007 - $23 million) of tax loss carryovers from continuing operations. Of the total losses, $nil (2008 - $nil; 2007 - $2 million) will expire in the next 5 years, $4 million (2008 - $2 million; 2007 - $1 million) will expire between the next 6 and 15 years and the remaining $26 million (2008 - $22 million; 2007 - $20 million) may be carried forward indefinitely.

Tax contingencies

The Company adopted the provisions of ASC 740-10 on November 1, 2007, which had no impact on the liability for unrecognized tax benefit.

At the adoption date of November 1, 2007, the Company had approximately $26 million of total gross unrecognized income tax benefits, excluding $3 million in interest and penalties. Of this total, $25 million represents the amount of unrecognized tax benefits that would favourably affect the effective income tax rate in future periods, if recognized.

The gross reserves for uncertain tax positions excluding accrued interest and penalties were $46 million and $29 million at October 31, 2009 and November 1, 2008, respectively. The Company believes that it is reasonably possible that the total amounts of unrecognized tax benefits will decrease by $10 million during the year ended October 31, 2010.

The Company accrues interest and penalties related to uncertain tax positions in income tax expense. Accrued interest and penalties related to uncertain tax positions totaled $4 million and $4 million as of October 31, 2009 and November 1, 2008, respectively.

Below is a reconciliation of the reserve associated with uncertain tax positions, excluding accrued interest and penalties, as of the adoption date through October 31, 2009.

		2009		2008
Gross unrecognized tax benefits as of October 31, 2008	$	29	$	26
Increase in reserve for tax positions taken for the prior year		2		7
Decrease in reserve for tax positions taken for the prior year		-		(2)
Increase in reserve for tax positions taken in the current year		12		5
Decrease in reserve for tax positions taken in the current year		(1)		-
Foreign currency exchange rate changes		4		(7)
Gross unrecognized tax benefits as of October 31, 2009	$	46	$	29

MDS is subject to taxation in Canada and the U.S., its principal jurisdictions, and in numerous other countries around the world. With few exceptions, MDS is no longer subject to examination by Canadian tax authorities for tax years before 2002, while most tax returns for 2002 and beyond remain open for examination. Tax returns filed in the U.S. generally are not subject to examination for years before 2005, while 2005 and subsequent U.S. tax filings generally remain open for audit by tax authorities. In certain circumstances, selective returns in earlier years are also open for examination.

[All amounts in millions of U.S. dollars, except where noted]

23. Supplementary Cash Flow Information

Items not affecting current cash flows comprise the following:

		2009		2008		2007
Depreciation and amortization	$	**24**	$	25	$	23
Stock option compensation		**3**		3		3
Deferred income taxes		**-**		(131)		6
MAPLE Facilities write-off		**-**		341		-
Write-down of investments		**1**		11		8
Gain on sale of investments		**-**		(2)		(7)
Loss (gain) on sale of businesses		**-**		4		(1)
Change in fair value of embedded derivatives		**(8)**		13		(5)
Unrealized foreign currency translation (gain) loss		**(3)**		(4)		4
Other		**(14)**		(17)		(15)
	$	**3**	$	243	$	16

Changes in operating assets and liabilities comprise the following:

		2009		2008		2007
Accounts receivable	$	**24**	$	(3)	$	(26)
Notes receivable		**60**		(3)		-
Inventories		**(4)**		(13)		(3)
Other current assets		**-**		(14)		38
Accounts payable and accrued liabilities		**5**		(38)		52
Income taxes payable		**-**		(45)		56
Deferred income and other long-term obligations		**8**		9		11
	$	**93**	$	(107)	$	128

24. Stock-Based Compensation

Upon the close of the sale of MDS Analytical Technologies (Note 3), a change in control will be triggered. In the event of a change of control all unvested stock options, mid-term incentive plan awards and restricted share units will vest and become exercisable immediately on closing of the transaction. A change of control (COC) includes, among other things, the sale of all or substantially all of the assets and undertaking of the Company.

Stock option plan

At the Company's annual and Special Meeting of Shareholders held on March 8, 2007, shareholders approved the Company's 2007 Stock Option Plan (the Plan), which replaced the Company's 2006 Stock Option Plan. Under the Plan, which conforms to all current regulations of the New York and Toronto stock exchanges, the Company may issue shares on the exercise of stock options granted to eligible employees, officers, directors and persons providing on-going management or consulting services to the Company. The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant. All options issued under the Plan are granted and priced on the date on which approval by the Board of Directors of the Company is obtained or a later date set by the Board of Directors in its approval. Except as noted below, stock options granted up to October 31, 2005 vest evenly over five years and have a term of ten years. Certain options granted on April 22, 2005 and all options granted after October 31, 2005 vest evenly over three years and have a term of seven years. As of October 31, 2009, 11 million Common shares have been reserved for issuance under the Plan.

Canadian Dollar Options

	Number (000s)	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (C$ millions)
Outstanding as of October 31, 2007	5,555	$ 19.66	5.3	$ 10
Granted	39	20.29		
Exercised	(462)	15.91		
Cancelled or forfeited	(942)	20.41		
Outstanding as of October 31, 2008	4,190	$ 19.92	4.3	$ -
Granted	-	-		
Exercised	-	-		
Cancelled or forfeited	**(636)**	**20.21**		
Expired	**(72)**	**15.50**		
Outstanding as of October 31, 2009	**3,482**	$ **19.95**	**3.5**	$ **-**
Vested and expected to vest at October 31, 2008(a)	4,043	$ 19.90	4.8	$ -
Vested and expected to vest at October 31, 2009(a)	**3,991**	$ **20.11**	**3.9**	$ **-**
Exercisable at October 31, 2008	2,944	$ 19.49	3.9	$ -
Exercisable at October 31, 2009	**2,972**	$ **19.72**	**3.3**	$ **-**

(a) The expected to vest amount represents the unvested options as at October 31, 2009 and 2008, respectively, less estimated forfeitures.

Options outstanding as of October 31, 2009 comprised the following:

		Options Outstanding		Options Exercisable	
Range of Exercise Prices (C$)	Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price (C$)	Number (000s)	Weighted Average Exercise Price (C$)
$13.95 - $15.70	0.11	**119**	$ **13.95**	**119**	$ **13.95**
$15.75 - $17.20	2.50	**403**	**16.77**	**402**	**16.77**
$17.50 - $19.00	3.53	**539**	**18.38**	**488**	**18.44**
$19.05 - $20.70	3.52	**875**	**19.94**	**836**	**19.92**
$20.75 - $22.50	3.91	**1,546**	**21.78**	**1,127**	**21.79**
	3.46	**3,482**	$ **19.95**	**2,972**	$ **19.72**

United States Dollar Options

	Number (000s)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US millions$)
Outstanding as of October 31, 2007	-	$ -	-	$ -
Granted	1,161	15.89		
Cancelled or forfeited	(8)	16.65		
Outstanding as of October 31, 2008	1,153	$ 15.88	6.6	$ -
Granted	**46**	**6.14**		
Cancelled or forfeited	**(44)**	**15.86**		
Outstanding as of October 31, 2009	**1,155**	$ **15.49**	**5.7**	$ **-**
Vested and expected to vest as of October 31, 2008	1,016	$ 15.88	6.6	$ -
Vested and expected to vest as of October 31, 2009	**1,131**	$ **15.50**	**3.7**	$ **-**
Exercisable at October 31, 2008	-	$ -	-	$ -
Exercisable at October 31, 2009	**369**	$ **15.88**	**5.6**	$ **-**

		Options Outstanding		Options Exercisable	
Range of Exercise Prices (US$)	Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price (US$)	Number (000s)	Weighted Average Exercise Price (US$)
$6.13 - $6.15	6.19	**46**	**$ 6.14**	**-**	**$ -**
$9.89 - $14.34	5.81	**19**	**13.38**	**6**	**13.38**
$14.35 - $17.74	5.61	**1,090**	**15.93**	**363**	**15.93**
	5.65	**1,155**	**$ 15.49**	**369**	**$ 15.88**

Total stock option compensation expense for fiscal 2009 was $4 million (2008 - $5 million; 2007 - $4 million), which has been recorded in selling, general and administration expenses in the consolidated statements of operations and as additional paid-in capital within share capital on the consolidated statements of financial position. Stock option compensation expense related to discontinued operations for the year ended October 31, 2009 was $1 million (2008 - $2 million; 2007 - $1 million) as included in costs and other expenses in "(Loss) income from discontinued operations, net of income taxes" (Note 3).

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2009	2008	2007
Risk-free interest rate	**1.7%**	3.6%	4.5%
Expected dividend yield	**0.0%**	0.0%	0.0%
Expected volatility	**0.311**	0.231	0.209
Expected time until exercise (years)	**4.20**	4.40	4.35

The weighted average fair values of options granted are estimated to be US$1.47 per Common share in fiscal 2009, C$4.51 and US$4.13, respectively, per Common share in fiscal 2008, and C$5.66 per Common share in fiscal 2007.

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of assumptions, including future stock price volatility and expected time until exercise. The Company uses historical volatility to estimate its future stock price volatility. The expected time until exercise is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.

The following table summarizes the intrinsic value of options exercised and the fair values of shares vested:

		2009		2008		2007
Aggregate intrinsic value of options exercised	**C$**	**-**	C$	1	C$	5
	US$	**-**	US$	-	US$	-
Aggregate grant-date fair value of shares vested	**C$**	**4**	C$	5	C$	5
	US$	**2**	US$	-	US$	-

As of October 31, 2009, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately C$1 million and US$2 million, which will be amortized over the weighted average remaining requisite service period of approximately 5 months and 20 months, respectively.

Incentive plans

The Company has mid-term incentive plans (MTIP) which issue Performance Share Units (PSUs).

The 2006 MTIP was to vest in two equal tranches, based on achieving specified share price hurdles of C$22.00 and C$26.00, respectively. The term of the PSUs was three years and payout occurred at the later of 24 months from the date of grant and achievement of each share price hurdle. During fiscal 2006, the first share price hurdle was met and 50% of the issued units vested. Payout on certain PSUs was in the form of Deferred Share Units (DSUs) and the balance was paid in cash in fiscal 2008.

The 2007 MTIP was to vest in two equal tranches, based on achieving specified share price hurdles of C$25.30 and C$27.50, respectively. The term of the PSUs was three years and the payout was to occur at the later of 24 months from the date of grant and achievement of each price hurdle. The price hurdles for the 2007 MTIP were not met and the 2007 MTIP expired in fiscal 2009.

The 2008 MTIP will vest on December 15, 2010 and the final number of PSUs granted will be determined based on achieving a target 2010 cash earnings per share. The final number of vested units can range from 0% to 200% of the number of PSUs granted. Payout will occur no later than 60 days following the vesting date.

During the first quarter of fiscal 2009, the Company implemented a new fiscal 2009 MTIP. The 2009 MTIP will vest on January 16, 2012 and the number of PSUs granted will be determined based on achieving a target 2011 cash earnings per share. The final number of vested units can range from 0% to 200% of the number of PSUs granted. Payout will occur no later than 60 days following the vesting date.

The Company records the cost of its MTIP compensation plans at fair value based on assumptions that are consistent with those used to determine the fair value of stock compensation. The table below shows the liability and expense related to the MTIP plans:

Liability	**As of October 31**	
	2009	2008
2006 Plan	$ 1	$ 1
2007 Plan	-	-
2008 Plan	-	2
2009 Plan	-	-
Total	$ 1	$ 3

Expense (Income)[(a)]	**Years ended October 31**		
	2009	2008	2007
2006 Plan	$ -	$ (7)	$ 2
2007 Plan	-	(3)	3
2008 Plan	(2)	2	-
2009 Plan	-	-	-
Total	$ (2)	$ (8)	$ 5

(a) Expense (income) related to discontinued operations for the year ended October 31, 2009 was $(1) million (2008 - $(5) million; 2007 - $3 million) as included in costs and other expenses in "(Loss) income from discontinued operations, net of income taxes" (Note 3).

Restricted stock units

The Company periodically grants time-based restricted stock units (RSUs) to certain employees. Outstanding RSUs are strictly time-based and vest at the end of the restriction period, which can be settled in cash or shares. Payout will be made within 60 days of the vesting date. The Company records the liability and expense relating to RSUs based on the market value of the Company's Common shares at each reporting date. The expense is recorded in the consolidated statements of operations on a straight-line basis over the term of the RSUs and adjusted for any fair value changes at each reporting date. As of October 31, 2009, the liability relating to RSUs was $3 million (2008 - $nil) and the total expense relating to RSUs during fiscal 2009 was $2 million (2008 - $1 million). RSUs expense related to discontinued operations for the year ended October 31, 2009 was $2 million (2008 - $nil; 2007 - $nil) as included in costs and other expenses in "(Loss) income from discontinued operations, net of income taxes" (Note 3).

As of October 31, 2009, the Company has 707,000 of outstanding RSUs (2008 - 286,000).

Grant Date	**Granted Number [in thousands]**	**Cancelled Number [in thousands]**	**Outstanding Number [in thousands]**	**Vesting Date**
September 2, 2008	**286**	**(16)**	**270**	January 15, 2010
March 11, 2009	**437**	**-**	**437**	September 30, 2010
	723	**(16)**	**707**	

[All amounts in millions of U.S. dollars, except where noted]

25. Employee Benefits

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

Defined benefit pension plans

The Company sponsors three defined benefit pension plans, one for each of its employees in Canada, the U.S. and Taiwan. The Canadian plan is based on the highest three or six average consecutive years of wages and requires employee contributions. The Taiwanese plan is based upon years of service and compensation during the last month prior to retirement and the U.S. plan is based on the participants' 60 highest consecutive months of compensation and their years of service. The pension plans in Taiwan and the U.S. are related to MDS Pharma Services, which is reported as discontinued operations in the consolidated financial statements (Note 3).

All plans are funded and the Company uses an October 31st measurement date for its plans. The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2008.

The components of net periodic pension cost for these plans for fiscal 2009, 2008 and 2007 are as follows:

	Domestic Plan			International Plans		
	2009	2008	2007	**2009**	2008	2007
Components of net periodic pension cost						
Service cost	$ **1**	$ 3	$ 4	$ **1**	$ 1	$ -
Interest cost	**10**	11	9	**1**	1	1
Expected return on plan assets	**(13)**	(15)	(12)	**(1)**	(1)	(1)
Recognized actuarial gain	**(1)**	-	-	**-**	-	-
Amortization of net transition asset	**-**	-	(2)	**-**	-	-
Curtailment gain	**-**	(1)	-	**-**	-	-
Net periodic pension cost	$ **(3)**	$ (2)	$ (1)	$ **1**	$ 1	$ -

The net periodic pension costs under the International Plans related to MDS Pharma Services and are included in costs and other expenses in "(Loss) income from discontinued operations, net of income taxes" (Note 3).

The following weighted average assumptions are used in the determination of the net periodic benefit cost and the projected benefit obligation:

	Domestic Plan			International Plans		
	2009	2008	2007	**2009**	2008	2007
Projected benefit obligation						
Discount rate	**6.50%**	7.25%	5.60%	**4.60%**	5.45%	4.94%
Expected return on plan assets	**6.90%**	6.75%	6.75%	**6.11%**	5.74%	5.94%
Rate of compensation increase	**3.75%**	3.75%	3.75%	**4.00%**	4.28%	3.94%
Benefit cost						
Discount rate	**7.25%**	5.80%	5.25%	**5.94%**	4.74%	4.85%
Expected return on plan assets	**6.75%**	6.75%	6.50%	**6.28%**	5.74%	5.94%
Rate of compensation increase	**3.75%**	3.75%	3.75%	**4.32%**	3.85%	3.94%

Discount rate assumptions have been, and continue to be, based on the prevailing market long-term interest rates at the measurement date.

[All amounts in millions of U.S. dollars, except where noted]

The changes in the projected benefit obligation, fair value of plan assets, and the funded status of the plans are as follows:

	Domestic Plan		International Plans	
	2009	2008	**2009**	2008
Change in projected benefit obligation				
Projected benefit obligation, beginning of year	**$ 138**	$ 208	**$ 20**	$ 22
Service cost - pension	**2**	4	**1**	1
Interest cost	**10**	11	**1**	1
Benefits paid	**(7)**	(5)	**(2)**	(1)
Actuarial loss (gain)	**17**	(39)	**3**	(1)
Curtailments	**-**	(1)	**-**	-
Foreign currency exchange rate changes	**18**	(40)	**-**	(2)
Projected benefit obligation, end of year	**178**	138	**23**	20
Change in fair value of plan assets				
Fair value of plan assets, beginning of year	**163**	246	**18**	23
Employer contributions	**1**	3	**-**	1
Employee contributions	**1**	1	**-**	-
Actual return on plan assets	**14**	(35)	**-**	(2)
Benefits paid	**(7)**	(5)	**(2)**	(1)
Foreign currency exchange rate changes	**20**	(47)	**-**	(3)
Fair value of plan assets, end of year	**192**	163	**16**	18
Funded status – over/(under) at end of year	**$ 14**	$ 25	**$ (7)**	$ (2)

The funded status of the Domestic plan, measured as the difference between plan assets at fair value and the projected benefit obligation, was included within other long-term assets (Note 10). The funded status of the International Plans related to MDS Pharma Services and was included in liabilities of discontinued operations on the consolidated statements of financial position.

A reconciliation of the funded status to the net plan assets (liabilities) recognized in the consolidated statements of financial position is as follows:

	Domestic Plan		International Plans	
	2009	2008	**2009**	2008
Projected benefit obligation	**$ 178**	$ 138	**$ 23**	$ 20
Fair value of plan assets	**192**	163	**16**	18
Plan assets in excess of (less than) projected benefit obligations	**14**	25	**(7)**	(2)
Unrecognized net actuarial loss (gain)	**10**	(8)	**6**	3
Net amount recognized at year end	**$ 24**	$ 17	**$ (1)**	$ 1
Long-term pension plan assets	**$ 14**	$ 25	**$ 1**	$ 1
Non-current liabilities	**-**	-	**(8)**	(2)
Accumulative other comprehensive loss (income)	**10**	(8)	**6**	2
Net amount recognized at year end	**$ 24**	$ 17	**$ (1)**	$ 1

The following table illustrates the amounts in accumulated other comprehensive income that have not yet been recognized as components of pension expense:

	2009	2008
Net actuarial loss (gain)	**$ 16**	$ (6)
Deferred income taxes	**(5)**	2
Accumulated other comprehensive loss (income) - net of tax	**$ 11**	$ (4)

[All amounts in millions of U.S. dollars, except where noted]

The weighted average asset allocation of the Company's pension plans is as follows:

	Target	Domestic Plan		International Plans	
Asset Category		**2009**	2008	**2009**	2008
Cash	-	-	0.1%	48.5%	51.7%
Fixed income	35.0%	39.6%	39.6%	18.2%	17.3%
Equities	65.0%	60.4%	60.3%	33.3%	31.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

The Company maintains target allocation percentages among various asset classes based on investment policies established for the pension plans, which are designed to maximize the total rate of return (income and appreciation) after inflation within the limits of prudent risk taking, while providing for adequate near-term liquidity for benefit payments. The Company's expected return on asset assumptions are derived from studies conducted by actuaries and investment advisors. The studies include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plans to determine the average rate of earnings expected on the funds invested to provide for the pension plans benefits. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

Expected future benefit payments are as follows:

Years ending October 31	Domestic Plan	International Plans
2010	$ 7	$ 1
2011	8	-
2012	8	-
2013	9	1
2014	9	1
2015 – 2019	56	5
	$ 97	$ 8

Other benefit plans

Other benefit plans include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The components of net periodic cost for these plans are as follows:

	2009	2008	2007
Components of net periodic cost			
Interest cost	$ 1	$ 1	$ 1
Recognized actuarial gain	(1)	-	-
Curtailment gain recognized	-	(1)	-
Net periodic cost	$ -	$ -	$ 1

[All amounts in millions of U.S. dollars, except where noted]

The weighted average assumptions used to determine the net periodic pension cost and projected benefit obligation for these plans are as follows:

	2009	2008	2007
Projected benefit obligation			
Discount rate	**6.09%**	7.15%	5.56%
Rate of compensation increase	**4.12%**	4.13%	4.16%
Initial health care cost trend rate	**9.12%**	8.84%	9.10%
Ultimate health care cost trend rate	**4.85%**	4.84%	4.86%
Years until ultimate trend rate is reached	**13**	9	5
Benefit cost			
Discount rate	**7.15%**	5.70%	5.18%
Rate of compensation increase	**4.12%**	4.13%	4.16%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have had the following impact in fiscal 2009:

		1% Increase		**1% Decrease**
Change in net benefit cost	$	**-**	$	**-**
Change in projected benefit obligation	$	**1**	$	**(1)**

The changes in the projected benefit obligation and the funded status of the plans are as follows:

		2009		2008
Change in projected benefit obligation				
Projected benefit obligation – beginning of year	$	**10**	$	21
Interest cost		**1**		1
Benefits paid		**(1)**		(1)
Actuarial loss (gain)		**1**		(5)
Curtailments		**-**		(1)
Foreign currency exchange rate changes		**3**		(5)
Projected benefit obligation – end of year	$	**14**	$	10
Funded status – over/(under) at end of year	$	**(14)**	$	(10)

A reconciliation of the funded status to the net plan liabilities recognized in the consolidated statements of financial position is as follows:

		2009		2008
Projected benefit obligation	$	**14**	$	10
Fair value of plan assets		**-**		-
Plan assets in excess of (less than) projected obligations		**(14)**		(10)
Unrecognized actuarial gains		**(3)**		(3)
Unrecognized past service costs		**-**		(1)
Net amount recognized at year end	$	**(17)**	$	(14)
Non-current liabilities	$	**(14)**	$	(14)
Accumulative other comprehensive income		**(3)**		-
Net amount recognized at year end	$	**(17)**	$	(14)

The other benefit plan liabilities related to continuing operations are included within other long-term liabilities (Note 16). The other benefit plan liabilities related to discontinued operations as of October 31, 2009 of $2 million (2008 - $1 million) are included in liabilities of discontinued operations on the consolidated statements of financial position (Note 3).

[All amounts in millions of U.S. dollars, except where noted]

As of October 31, 2009, the unrecognized actuarial gains and past service costs of $3 million (2008 - $nil), net of tax of $1 million (2008 - $nil) are included in accumulated other comprehensive income.

Based on the actuarial assumptions used to develop the Company's benefit obligations as of October 31, 2009, the following benefit payments are expected to be made to plan participants:

Years ending October 31		
2010	$	1
2011		1
2012		1
2013		1
2014		1
2015 - 2019		5
Total	$	**10**

During fiscal 2010, the Company expects to contribute approximately $2 million and $1 million to the Company's pension plans and other benefit plans, respectively.

During fiscal 2009, the Company contributed $8 million to defined contribution pension plans on behalf of its employees (2008 - $8 million; 2007 - $13 million).

26. Segmented Information

As discussed in Note 1, the Company operates as a global life sciences with three business segments: MDS Nordion (medical imaging and radiotherapeutics, and sterilization technologies), MDS Pharma Services (pharmaceutical contract research) and MDS Analytical Technologies (development, manufacture, and sale of analytical instruments). During fiscal 2009, the Company sold MDS Pharma Services Phase II-IV and Central Labs and announced its intention to sell its remaining MDS Pharma Services Early Stage operations. The Company also announced that it has signed an agreement to sell MDS Analytical Technologies. As a result of these activities, MDS Pharma Services and MDS Analytical Technologies have been reported in discontinued operations in the consolidated financial statements for all periods presented herein (Note 3) and have appropriately been excluded from the following segment disclosures.

The Company's remaining business segment, MDS Nordion, is reported as continuing operations. The Company's chief operating decision maker (CODM) and the operating and financial information regularly reviewed by the CODM has not changed during fiscal 2009. As the Company continues its strategic repositioning, management will reevaluate its business segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions. Segmented earnings are computed by taking the segment's operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment.

The information presented below is for continuing operations.

Operating results

			Year ended October 31, 2009			
		MDS Nordion		**Corporate and Other**		**Total**
Revenues	$	231	$	-	$	231
Direct cost of revenues		122		-		122
Selling, general and administration		40		39		79
Research and development		3		-		3
Depreciation and amortization		14		10		24
Restructuring charges, net		-		9		9
Change in fair value of embedded derivatives		(8)		-		(8)
Other expenses, net		1		3		4
Segment (loss) earnings	$	59	$	(61)	$	(2)
Total assets excluding assets of discontinued operations *(Note 3)*	$	259	$	426	$	685

[All amounts in millions of U.S. dollars, except where noted]

						Year ended October 31, 2008
		MDS Nordion		Corporate and Other		Total
Revenues	$	296	$	-	$	296
Direct cost of revenues		153		-		153
Selling, general and administration		48		57		105
Research and development		3		-		3
Depreciation and amortization		13		12		25
MAPLE Facilities lease reassessment		341		-		341
Restructuring charges, net		-		1		1
Change in fair value of embedded derivatives		15		-		15
Other expenses, net		2		6		8
Segment loss	$	(279)	$	(76)	$	(355)
Total assets excluding assets of discontinued operations *(Note 3)*	$	367	$	224	$	591

						Year ended October 31, 2007
		MDS Nordion		Corporate and Other		Total
Revenues		290		-		290
Direct cost of revenues		150		-		150
Selling, general and administration		60		62		122
Research and development		4		-		4
Depreciation and amortization		13		10		23
Restructuring charges, net		-		9		9
Change in fair value of embedded derivatives		(4)		-		(4)
Other income, net		(5)		-		(5)
Segment (loss) earnings	$	72	$	(81)	$	(9)
Total assets excluding assets of discontinued operations *(Note 3)*	$	1,014	$	537	$	1,551

Revenues by geographic location are summarized below:

		Canada		U.S.		Europe		Asia		Other		Total
2009	$	**7**	$	**127**	$	**31**	$	**43**	$	**23**	$	**231**
2008		10		169		36		57		24		296
2007		10		162		45		47		26		290

Property, plant and equipment by geographic location and additions are summarized below:

			Canada		Europe		Total		Additions
MDS Nordion	**2009**	$	**94**	$	**10**	$	**104**	$	**10**
	2008		83		8		91		8
Corporate and Other	**2009**	$	**27**	$	**-**	$	**27**	$	**5**
	2008		33		-		33		5
Total	**2009**	$	**121**	$	**10**	$	**131**	$	**15**
	2008		116		8		124		13

All of the goodwill of the Company is carried in Canada.

Significant customers
For the year ended October 31, 2009, one major MDS Nordion customer accounted for $38 million or 17% (2008 - $53 million or 18%; 2007 - $55 million or 19%) of the Company's product revenues.

[All amounts in millions of U.S. dollars, except where noted]

27. Commitments and Contingencies

Leases and other commitments

The Company is obligated under non-cancelable operating leases, primarily for its offices and equipment. These leases generally contain customary scheduled rent increases or escalation clauses and renewal options.

The Company is also obligated under outsourcing agreements related to certain aspects of its information technology and human resources support functions. Actual amounts paid under these outsourcing agreements could be higher or lower than the amounts shown below as a result of changes in volume and other variables. In addition, early termination of these outsourcing agreements by the Company could result in the payment of termination fees, which are not reflected in the table below.

As of October 31, 2009, the Company is obligated under non-cancelable operating leases, primarily for its premises and equipment leases and other long-term contractual commitments to make minimum annual payments of approximately:

	Operating Leases	Other Contractual Commitments
2010	$ 19	$ 47
2011	14	34
2012	10	22
2013	6	20
2014	4	25
Thereafter	11	113
	$ 64	$ 261

Net rental expense for premises and equipment leases for the year ended October 31, 2009 was $20 million (2008 - $25 million; 2007 - $28 million).

Contractual commitments

Included in other contractual commitments is $234 million (2008 - $279 million) associated with long-term supply arrangements, including the Company's long-term Russian cobalt supply agreements and other long-term commitments primarily with power producers.

Other contractual commitments also include a remaining four-year commitment totaling $18 million (2008 - $54 million) relating to the outsourcing of the information technology infrastructure.

Net sales of certain products of the Company are subject to royalties payable to third parties. Royalty expense recorded in direct cost of revenues for the year ended October 31, 2009 amounted to $6 million (2008 - $3 million; 2007 - $5 million).

Indemnities and guarantees

In the normal course of its operations, the Company enters into a variety of commercial transactions such as the purchase or sales of businesses, the purchase or supply of products or services, clinical trials, licenses and leases. These transactions are evidenced by agreements, most of which contain standard indemnity obligations. The Company's financial exposure to counterparties under these indemnity obligations is generally based upon actual future damages which the counterparty may suffer as a result of the Company's actions or inaction. In the circumstances, the Company is not able to make a reasonable estimate of the maximum potential amount the Company could be required to pay to counterparties under these indemnity obligations. Historically, the Company has not made significant payments under these indemnity obligations.

Liability insurance

The Company is self-insured for up to the first $5 million of costs incurred relating to a single liability claim in a year and to $10 million in aggregate claims arising during an annual policy period. The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company. Accruals for estimated losses related to self-insurance are $5 million as of October 31, 2009 (2008 - $5 million).

[All amounts in millions of U.S. dollars, except where noted]

MDS Nordion - medical isotope supply disruption
On May 18, 2009, MDS Nordion received information from its primary supplier, AECL, regarding an interruption in the supply of medical isotopes. AECL announced that its National Research Universal (NRU) reactor would be out of service for more than one month due to a heavy water leak in the reactor vessel. On August 12, 2009, AECL further clarified that they expected the reactor would return to service in the first calendar quarter of 2010. On January 13, 2010, AECL in its weekly update on the status of the NRU repairs stated that the current schedule targets return to service by the end of March 2010, however, AECL also reported that if there are continuing challenges with the repair process, the NRU return to service schedule could extend into April 2010. According to AECL, guidance on the duration of the shutdown continues to be founded on the best evidence available, including the most up-to-date analysis of the inspection data, progress on repair strategies, and critical path requirements for restart after an extended shutdown. Although AECL has selected a repair method, there is uncertainty regarding the time required to complete potentially complex repairs and the reactor may be out of service for longer than currently announced by AECL.

Corporate restructuring
As previously discussed in Note 20, the Company is in the process of restructuring its operations given the agreement to sell MDS Analytical Technologies and its intention to sell Early Stage (Note 3). Contingent upon the closing of a sale of all or substantially all of the assets of the Company (Note 3), or a change in accordance with the Company's COC policy (Note 24), certain executive officers of the Company are entitled to severances which include: (i) a sum equal to the executive officer's annual compensation times a prescribed multiple, ranging from one to three, (ii) the executive officer's average annual bonus over the last three years, and (iii) to the extent the executive officer is subject to certain U.S. tax requirements a tax gross-up amount in respect thereof. In addition, other employees in the Toronto, Canada corporate office would be entitled to severance and certain retention payments if they are terminated by the Company. MDS expects to record approximately $21 million of additional restructuring charges in 2010. Subsequent to year end, on January 8, 2010, the Company announced the departure of Stephen P. DeFalco, former Chief Executive Officer, and as a result $7 million of the above $21 million of severance and benefits, including a U.S. tax gross-up, became payable in accordance with his employment contract.

Pursuant to the Company's strategic repositioning and COC policy, MDS may also incur the following additional costs.

Stock-based compensation awards
The Company's stock-based compensation awards consist of stock options, PSUs granted under MTIP and RSUs. Upon the sale of MDS Analytical Technologies and pursuant to the COC policy, all of the outstanding unvested stock-based compensation awards will accelerate and fully vest.

The accelerated vesting of all of the 1 million outstanding stock options due to the COC policy will result in a non-cash stock compensation expense of approximately $3 million. Substantially all of the unvested stock options are out of the money as of October 31, 2009. The Company will record a non-cash expense for these stock options upon the closing of the planned sale of MDS Analytical Technologies, which is expected to close during the first calendar quarter of 2010.

In addition, pursuant to the COC policy, all of the stock based incentives granted to employees including to the executive officers pursuant to the MTIP and RSU plan will accelerate and fully vest at an estimated cost of approximately $15 million based on approximately 2 million PSUs and RSUs outstanding, and assuming a share price of $8.00 per Common share. The actual payment will be based on the average closing price of the Common shares for the five trading days up to and including the date of vesting. The Company will record amounts payable under the MTIP and the RSU plans upon the closing of the sale of MDS Analytical Technologies, which is expected to close in the first calendar quarter of 2010. The $2 million of RSUs that vested and were paid out in the first fiscal quarter of 2010 are not included in the $15 million.

Transaction incentive plan
The Company implemented a transaction incentive plan (Incentive Plan) on May 20, 2009, which is designed to motivate and retain certain executives to assist in the evaluation and implementation of strategic alternatives available to MDS. This Plan established an incentive pool based on a percentage of the enterprise value of the Company. Based on a share price of $8.00 per Common share, the payment under the Incentive Plan is estimated to be $10 million of which less than $1 million was accrued in fiscal 2009.

Contract cancellation charges
Subsequent to the sale of MDS Analytical Technologies and Early Stage, the Company will retain certain contracts that contain minimum purchase or fixed price commitments that are not economical for the remaining business. The Company expects to incur up to $5 million of expense to restructure or pay out these contracts in fiscal 2010. Additionally, the Company intends to vacate all, or substantially all of the corporate office space in Toronto, Canada, for which future rent payments and cancellation penalties currently

[All amounts in millions of U.S. dollars, except where noted]

total approximately $7 million. The Company has initiated actions to sublease the office space or negotiate a buyout of the remaining lease at a reduced amount.

Financial advisory services fees
As a result of the sale of both MDS Analytical Technologies and Early Stage, MDS will incur fees of approximately $21 million in connection with financial advisory services provided by investment bankers to the Company. Approximately $14 million of these fees are related to the sale of MDS Analytical Technologies of which $5 million was paid in fiscal 2009. In agreement with the investment bankers, if two business units are sold, they are entitled to a fee based on the market capitalization of the remaining business which is determined by the first sixty days average closing market price of the Common shares following the consummation of the sale of MDS Analytical Technologies and MDS Pharma Services. Assuming an average share price of $8.00 per Common share, the Company estimates approximately $7 million of financial advisory services fee would be incurred in relation to the sale of Early Stage should it occur following the close of the MDS Analytical Technologies transaction.

In addition, the Company expects to incur approximately $11 million in legal, accounting and other advisory fees associated with the sale of MDS Analytical Technologies, of which $4 million was paid in fiscal 2009. The Company has approximately $2 million of unpaid advisory fees associated with the sale of Phase II-IV and Central Labs and currently expects to incur approximately $4 million of advisory fees in relation to the sale of Early Stage.

Long-term debt
The long-term senior unsecured notes contain a number of financial and other covenants, including restrictions on asset sales, debt incurrence and the ability to consolidate, merge or amalgamate with another corporation or transfer all or substantially all of the Company's assets. Based on an agreement that the Company entered into with the note holders in the fourth quarter of fiscal 2009, MDS would be required to repay the senior unsecured notes, which includes principal plus accrued interest and a make-whole payment, within three days on the closing of the planned sale of MDS Analytical Technologies.

Upon the closing of the sale of MDS Analytical Technologies, the Company would not be able to access its existing revolving credit facility. As a result of losing access to this credit facility, MDS would also be required to cash collateralize approximately $20 million of letters of credit. The Company expects to retain sufficient cash from the sale of the businesses in absence of having a revolving credit facility. Due to the costs and restrictions associated with a new revolving credit facility, MDS is currently not in negotiations for a new credit facility; however, the Company may enter into future negotiations if terms become more favourable.

The terms of the current credit facility require the Company to meet certain financial covenants, which it met for the current fiscal year, and limit certain uses of funds including significant acquisitions. These covenants require the Company to prepay all amounts outstanding under the facility and provide the lenders' the right to discontinue further commitments under the facility before any person acquires beneficial ownership of, or control or direction over, 50% or more of the issued and outstanding voting shares of MDS.

The senior unsecured notes contain a covenant that restricts the Company's use of cash for certain purposes if cumulative net income from the date of issuance of the notes falls below a predefined amount. With the fiscal 2008 non-cash write-off of the MAPLE Facilities, the cumulative net income was below the amount defined in the debt covenants for the senior unsecured notes, which triggered some restrictive debt covenants. The restrictions on the use of cash include the repurchase of shares, payment of dividends and investments in businesses that MDS does not control. The Company currently expects these restrictions to remain in place until the senior unsecured notes are retired.

If the sale of MDS Analytical Technologies is not completed, the earnings impact from an extended NRU reactor shutdown combined with the existing market conditions may cause a breach of the debt covenants which may require repayment of the senior unsecured notes and preventing access to the revolving credit facility. MDS is taking actions to mitigate the risk of any debt covenant violation and is developing plans to address this situation should it occur. This may involve negotiating waivers on existing agreements or securing a new, smaller short-term credit facility to help fund the ongoing liquidity requirements; however, there can be no assurance that MDS will be successful in securing a new revolving credit facility, and if so, at what cost.

[All amounts in millions of U.S. dollars, except where noted]

28. Litigation

During fiscal 2009, the Company was served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out at the Company's Quebec, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance. MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, the Company was served with a Statement of Claim related to repeat study and mitigation costs of $5 million (C$5 million) and loss of profit of $28 million (C$30 million). This action relates to certain bioequivalence studies carried out at the Company's Quebec, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance. MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. The Company has filed a Statement of Defence and intends to vigorously defend this action.

During fiscal 2008, MDS served AECL with notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement), and, in the alternative and in addition to such order, seeking significant monetary damages. MDS concurrently filed a court claim against AECL and the Government of Canada. MDS is seeking against AECL (i) damages in the amount of C$1.6 billion (US$1.5 billion) for negligence and breach of contract relating to an agreement entered into with AECL in August 1996; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under a certain agreement, i.e., the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, MDS is seeking (i) damages in the amount of C$1.6 billion (US$1.5 billion) for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that MDS Nordion may set-off the damages owing to it by the Government of Canada as a result of the Government's conduct set out herein against any amounts owing by MDS Nordion to the Government of Canada under the Fair Debt Collection Practices Act (FDCPA); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA. MDS continues to pursue these actions with current emphasis on the arbitration proceedings.

29. Asset Retirement Obligation

During the year ended October 31, 2009, the Company reviewed the timing of incurring future site remediation costs of the facility located in Kanata, Ontario, due to the NRU reactor shutdown (Note 27). As a result, the Company established $5 million (2008 - $nil) representing the present value of future remediation costs in property, plant and equipment, net and other long-term liabilities in the consolidated statements of financial position. The capitalized future site remediation costs will be depreciated and the retirement obligation will be accreted over the life of the asset.

The fair value of the retirement obligation is determined based on certain third party estimates. Considerable management judgment is required in estimating this obligation. The key assumptions include credit adjusted risk free interest rate, timing and the estimate of the remediation activities. Changes in these assumptions based on future information may result in an adjustment to the estimated obligation over time.

The Company has pledged a $14 million (2008 - $13 million) letter of credit in support of future site remediation costs for the Kanata, Ontario facility.

30. Subsequent Events

The Company has evaluated events to January 25, 2010, the date these consolidated financial statements are issued.

Sale of MDS Analytical Technologies

U.S. Federal Trade Commission

On November 3, 2009, the Company announced that MDS and Danaher had received a Second Request for information from the FTC regarding the sale of MDS Analytical Technologies. The Second Request relates to a global market segment that MDS and Danaher estimate generates less than $50 million in annual revenues for all sellers combined. The effect of the Second Request is to extend the waiting period imposed by the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended for a period of 30 calendar days from the date of the parties' substantial compliance with the request, unless the waiting period is earlier terminated. MDS and Danaher continue to cooperate with the FTC.

[All amounts in millions of U.S. dollars, except where noted]

PerkinElmer, Inc.

On December 11, 2009, the Company announced that it was served with a Notice of Application (Notice) from PerkinElmer, Inc. (PerkinElmer), with whom MDS has a joint venture to develop, manufacture and sell inductively coupled plasma mass spectrometers. This product line represents less than 10% of annual revenue generated by MDS Analytical Technologies. The Notice relates to the previously announced sale of MDS Analytical Technologies to Danaher. The Notice has been filed with the Ontario Superior Court of Justice. PerkinElmer seeks a range of alternative possible remedies including: court direction with respect to the development of protocols to enforce key provisions of the joint venture agreement between MDS and PerkinElmer; an injunction preventing enforcement of provisions in the sale agreement of MDS Analytical Technologies to Danaher, which provide for MDS's retention of the joint venture; or an interim and permanent injunction preventing the completion of the sale of MDS Analytical Technologies to Danaher. On January 25, 2010, the above action was dismissed. The Company continues to believe the sale of MDS Analytical Technologies to Danaher will be completed during the first calendar quarter of 2010.

Intent to sell MDS Pharma Services Early Stage

During the first quarter of fiscal 2010, continued deterioration of market conditions, the declining Early Stage customer base and new developments in its ongoing strategic review process, including recent discussions with interested parties, are now likely to result in lower sale proceeds than previously expected, which could lead to an additional loss on sale in the range of $30 million to $60 million (Note 3).

31. Comparative Figures

Certain figures for the prior period have been reclassified to conform to the current period's consolidated financial statements presentation.

MDS Inc.
2810 Matheson Boulevard East,
Suite 500
Mississauga, Ontario L4W 4X7
Canada
www.mdsinc.com


MDS

Science advancing health

NOTICE OF 2010 ANNUAL AND SPECIAL SHAREHOLDERS' MEETING

INFORMATION CIRCULAR



Focus on MDS Nordion


MDS

Science advancing health

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF MDS INC.

Date: March 11, 2010

Time: 11:00 a.m.
(Eastern Standard Time)

Place: Brookstreet Hotel
525 Legget Drive,
Ottawa, Ontario, Canada

Business of the Annual and Special Meeting of Shareholders:

(a) to receive the Report of the Directors and the Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended October 31, 2009, together with the Auditors' Report thereon;

(b) to elect directors for the ensuing year;

(c) to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

(d) to pass a special resolution changing the name of the Company to Nordion Inc.; and

(e) to transact any other business that may properly come before the Meeting.

By order of the Board,



Peter E. Brent
Senior Vice-President, Legal and Corporate Secretary

January 8, 2010

The management and Board of MDS urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Form of Proxy and returning it in the enclosed envelope, postage prepaid; (2) by following the instructions for telephone or fax voting in the accompanying Form of Proxy; or (3) by following the instructions for Internet voting in the accompanying Form of Proxy at least two business days prior to the Meeting or related adjournment(s).

What's inside

Section 1: Voting Information

Who is soliciting my proxy?

The management of MDS Inc. (the "Company" or "MDS") is soliciting your proxy for use at the Annual and Special Meeting of Shareholders (the "Meeting").

What will I be voting on?

You will be voting on:

- election of directors of the Company (see page 3);
- appointment of Ernst & Young LLP as the auditors (see page 7);
- special resolution changing the name of the Company to Nordion Inc. (see page 8); and
- any other business that may properly come before the Meeting.

How many classes of shares are there?

The Company has one class of Common shares listed on the Toronto Stock Exchange and the New York Stock Exchange.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Common share of the Company you own at the close of business on January 11, 2010, the record date for the Meeting.

How many shares are eligible to vote?

The number of Common shares outstanding on January 8, 2010 is 120,137,229.

To the knowledge of the directors and officers of the Company, based on a report from Thomson One, the only shareholder who beneficially owns or exercises control or direction over more than 10% of the outstanding Common shares as at January 8, 2010 is as follows:

	Common Shares	% of Outstanding
ValueAct Holdings	23,107,700	19.23%

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings *How can a non-registered shareholder vote?* and *How can a non-registered shareholder vote in person at the Meeting?*

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed Form of Proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed Form of Proxy are directors or officers of the Company. **However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the proxy and inserting another person's name in the blank space provided or by completing another proper form of proxy.**

How will my proxy be voted?

On the Form of Proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the Form of Proxy how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified on the Form of Proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, Common shares represented by proxies received by management will be voted:

- **FOR the election, as directors, of the proposed nominees whose names are set out on the following pages;**
- **FOR the appointment of Ernst & Young LLP as auditors, and authorizing the directors to fix their remuneration;**
- **FOR the special resolution changing the name of the Company to Nordion Inc.; and**
- **FOR management's proposals generally.**

What if there are amendments or if other matters are brought before the Meeting?

The enclosed Form of Proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing of this Management Proxy Circular (the "Circular"), management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.

You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Proxies are counted by CIBC Mellon Trust Company, the transfer agent of the Company in Canada.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Company's management requests that you sign and return the Form of Proxy so that your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person.

The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Common shares are not registered in your own name, they will be held in the name of a "nominee" which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully so that your shares will be voted. If you are a non-registered shareholder who has voted and you want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Section 2: Business of the Meeting

Report of the Directors and Consolidated Financial Statements

A copy of the Company's Annual Report for the year ended October 31, 2009 is being mailed concurrently with this Circular. The financial statements for the fiscal year ended October 31, 2009, the management's discussion and analysis, and the report of the auditors are included with the Company's Annual Report.

Financial Information

In this Circular, all dollar amounts are expressed in United States dollars, except where stated otherwise, and all references to US$ or $ are to U.S. dollars and all references to C$ are to Canadian dollars. Unless otherwise indicated, the exchange rate is based on the Bank of Canada annual average rate of C$1 = US$0.854876 for the fiscal year.

Election of Directors

At the Meeting, eight directors, seven of whom are independent, are to be elected to serve until the next Annual Meeting or until their successors are duly elected or appointed. **Unless authority is withheld, the management nominees named in the enclosed Form of Proxy intend to vote FOR the election of each of the nominees proposed below, each of whom is currently serving as a director of the Company.**

New Nominee

Steve West, President of MDS Nordion became Chief Operating Officer of the Company in September 2009 and replaced Stephen DeFalco as a director and as Chief Executive Officer of the Company on January 8, 2010.

Retirement from the Board

Paul Anderson, who has been a Board member since 2003, and Richard McCoy, who has been a director since 2006, will not be standing for re-election.

The Company wishes to thank Paul, Richard and Stephen for their contributions to MDS during their tenure with the Board.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Form of Proxy.

The information below as to securities of the Company, including both deferred share units ("DSUs") and Common shares, is as at October 31, 2009. The information as to the number of Common shares beneficially-owned or over which control or direction is exercised has been provided by the respective nominee.



William D. Anderson, 60
Toronto, Ontario, Canada
Director since 2007
Independent[1]

Mr. Anderson, a Chartered Accountant, is a Corporate Director, having retired in 2005 after serving 14 years with BCE Inc. (a global communications company headquartered in Montreal, Quebec). From 2001 to 2004, Mr. Anderson was President of BCE Ventures and from 1997 to 2000 was Chief Financial Officer of BCE Inc.

Areas of Expertise: Global Financial/Operations/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership[9]
Board of Directors	13/13	TransAlta Corporation
Audit (Chair)	11/11	Gildan Activeware Inc.

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2009	5,000	20,178	25,178	C$362,036	C$150,000
2008	5,000	11,292	16,292	C$337,733	
change	nil	+8,886	+8,886	+C$24,303	

Options Held: 0 (Director option grants were discontinued in 2003)



William G. Dempsey, 58
Marco Island, Florida, USA
Director since 2008
Independent[1]

Mr. Dempsey was an Executive with Abbot Laboratories for 25 years prior to his retirement in 2007. Mr. Dempsey's assignments included Executive Vice-President of the Pharmaceutical Products Group and Senior Vice-President of International Operations.

Areas of Expertise: Global Life Sciences/Operations/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership[9]
Board of Directors	13/13	Landaeur, Inc.
Audit	11/11	
Environment Health & Safety	3/3	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2009	-	33,803	33,803	C$321,666	C$150,000
2008	-	7,746	7,746	C$160,575	
change	nil	+26,057	+26,057	+C$161,091	

Options Held: 0 (Director option grants were discontinued in 2003)



William A. Etherington, 68
Toronto, Ontario, Canada
Director since 2001
Independent[1]

Mr. Etherington is a Corporate Director and the retired Chairman of the Canadian Imperial Bank of Commerce. Prior to 2001, Mr. Etherington was Senior Vice-President and Group Executive, Sales & Distribution, IBM Corporation (a global information technologies company headquartered in Armonk, NY), and Chairman, President and Chief Executive Officer, IBM World Trade Corporation.

Areas of Expertise: Global Technology/Operations/Strategy/Sales and Marketing

MDS Board/Committee Membership	Attendance	Current Public Board Membership[9]
Board of Directors	13/13	Celestica Inc.
Human Resources & Compensation (Chair)	7/7	Onex Corporation
Corporate Governance & Nominating	4/4	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2009	10,000	49,211	59,211	C$822,572	C$150,000
2008	10,000	30,485	40,485	C$839,254	
change	nil	+18,726	+18,726	-C$16,682	

Options Held: 15,500 (Director option grants were discontinued in 2003)



Robert W. Luba, 67
Toronto, Ontario, Canada
Director since 1996
Independent[1]

Mr. Luba is President of Luba Financial Inc. (an investment company in Toronto, Ontario). Prior to 1994, he was President and Chief Executive Officer of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited.[5]

Areas of Expertise: Global Financial/Operations/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership[9]
Board of Directors	13/13	Invesco Trimark Funds
Audit Committee	11/11	Softchoice Corporation
Human Resources & Compensation	7/7	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2009	11,600	56,103	67,703	$933,575	C$150,000
2008	11,600	36,502	48,102	C$997,154	
change	nil	+19,601	+19,601	-C$63,579	

Options Held: 12,200 (Director option grants were discontinued in 2003)



James S. A. MacDonald, 64
Toronto, Ontario, Canada
Director since 2005
Independent[1]

Mr. MacDonald is Chairman and a Managing Partner of Enterprise Capital Management Inc. (an investment management company). He is also Non-Executive Chairman of Cormark Securities Inc.

Areas of Expertise: Financial/Capital Markets/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership[9]
Board of Directors Ex-officio member of all standing committees	13/13	Cinram International Income Fund Cymbria Corporation Superior Plus Inc.

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2009	-	60,891	60,891	C$738,618	C$1,000,000[6]
2008	-	25,584	25,584	C$530,356	
change	nil	+35,307	+35,307	+C$208,262	

Options Held: 0 (Director option grants were discontinued in 2003)



Mary A. Mogford, 65
Newcastle, Ontario, Canada
Director since 1998
Independent[1]

Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford was made a Fellow of the Institute of Corporate Directors (ICD) in 2002 in recognition of her contribution to corporate governance in Canada and in 2004 she was one of the first directors accredited to the ICD/Rotman School of Management Directors Education Program.

Areas of Expertise: Human Resources/Government/Governance/Strategy

MDS Board/Committee Membership	Attendance	Current Public Board Membership[9]
Board of Directors	13/13	Potash Corporation of Saskatchewan
Corporate Governance & Nominating (Chair)	4/4	
Human Resources & Compensation	6/7	
Environment, Health & Safety	2/3	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2009	13,150	31,405	44,555	C$709,868	C$150,000
2008	13,150	22,519	35,669	C$739,418	
change	nil	+8,886	+8,886	-C$29,550	

Options Held: 12,200 (Director option grants were discontinued in 2003)



Gregory P. Spivy, 40
San Francisco, California, USA
Director since 2008
Independent[1]

Mr. Spivy is a Partner of ValueAct Capital. (a San Francisco-based investment partnership). Prior to September 2004, Mr. Spivy was with Gryphon Investors (a private equity fund).

Areas of Expertise: Global Capital Markets/Strategy/Financial/Governance

MDS Board/Committee Membership	Attendance	Current Public Board Membership[9]
Board of Directors	13/13	KAR Auction Services, Inc.
Corporate Governance & Nominating	4/4	
Human Resource & Compensation	7/7	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2009	-	33,029	33,029	C$318,666	C$150,000
2008	-	8,581	8,581	C$177,884	
change	nil	+24,448	+24,448	+C$140,782	

Options Held: 0 (Director option grants were discontinued in 2003)



Steven M. West, 57
Ottawa, Ontario, Canada
Director since 2010
Related[4]

Mr. West is Chief Executive Officer of MDS Inc. and President, MDS Nordion.

Areas of Expertise: Global Life Sciences/Operations/Strategy

MDS Board/Committee Membership	Attendance[7]	Current Public Board Membership[9]
n/a		-

Securities Held

Year	Common Shares	DSUs/ RSUs/ PSUs[8]	Total Common Shares and DSUs/RSUs/PSUs	Total At-Risk Value of Common Shares and DSUs/RSUs/PSUs	Minimum Ownership Requirement
2009	-	96,199	96,199	C$884,069	C$705,800
2008	n/a	n/a	n/a	n/a	
change	nil	+96,199	+96,199	+C$884,069	

Options Held: 131,500 (options granted as an executive officer)

1 Each of the directors, other than Steve West, has been determined by the Board to be free of any relationship which could materially interfere with his or her ability to act in the best interests of the Company and to meet the criteria to be considered independent as described in the corporate governance guidelines of the Ontario Securities Commission National Policy 58-101 and New York Stock Exchange corporate governance rules.

2 Independent directors have the option of receiving their compensation in the form of DSUs" under the MDS Deferred Share Unit Plan for Non-Executive Directors ("Plan"). Dr. Anderson's DSUs in 2009 include DSUs paid to him with respect to his membership on the Scientific Advisory Board of the Company.

3 For the purpose of determining the value of the equity investment of a director in the Company at any time, the value of the DSUs or Common shares held by a director is based upon the higher of the acquisition cost of the DSUs or Common shares and the market value of the Common shares held, or Common shares represented by DSUs held under the Plan. For 2009, the value of Common shares and DSUs is based on the acquisition cost. For 2008, the value of Common shares and DSUs is based on the market value (the highest share price for the six-month period ending October 31, 2008 - C$20.73).

4 Steve West, the Chief Executive Officer of the Company, will be the only non-independent director. His share ownership requirement is based on two times of his annual salary over the last three fiscal years.

5 Mr. Luba was an independent director of Safety-Kleen Corp., a New York Stock Exchange listed company, which filed for bankruptcy in 2000.

6 Mr. MacDonald was appointed Chairman of the Board in November of 2008. Mr. MacDonald's minimum ownership requirements increased to C$1,000,000 (being 5x his Chairman's retainer of C$200,000). Mr. MacDonald will have until November of 2011 to meet such requirements.

7 In fiscal 2009, Steve West attended Board Meetings as an Officer of MDS Inc.

8 As an employee director, Mr. West does not participate in the Plan. Mr. West's DSUs, restricted share units ("RSUs") and performance share units ("PSUs") are issued in his capacity as Chief Executive Officer (see *Executive Compensation* section on page 25).

9 Based upon information provided by each of the nominees there are no board interlocks.

Appointment of Auditors

The management nominees named in the enclosed Form of Proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company, to hold office until the next Annual Meeting of Shareholders. Ernst & Young LLP has served as the Company's auditor for more than five years.

Auditor Evaluation

The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation. In fiscal 2007, a new audit partner at Ernst & Young LLP was appointed as audit partner for the Company's account. Another Ernst & Young LLP partner, independent of the Company's account, is also responsible for reviewing all significant accounting and audit decisions.

During fiscal 2009, Ernst & Young LLP served as the auditor of MDS and was also the auditor for the subsidiaries of the Company that required a separate audit opinion to be rendered on their entity financial statements for statutory or other reasons.

In 2003, the Audit Committee of the Board approved a policy that determined and limited the types of engagements on which the services of Ernst & Young LLP might be used. Such services are limited to the types of engagements for which a summary of fees for the last two years is provided below. The engagement of Ernst & Young LLP, and the fees to be charged for such services are subject to pre-approval by the Audit Committee.

The fees, including out-of-pocket expenses, for all services performed by the auditors for the years ended October 31, 2009 and October 31, 2008 are set out below.

	2009 ($000s)	2008 ($000s)
Audit services	4,853	6,100
Audit-related services	2,301	872
Tax services	285	271
Total	**7,439**	**7,243**

In fiscal 2009, the Company paid additional fees related to services rendered for fiscal 2008 in the amount of $1,070 (Audit services: $871, Audit-related services $165 and Tax services $34) that are not reflected in the table above.

Audit Services – an audit engagement is one in which Ernst & Young LLP, or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of MDS, the opinions issued on subsidiaries of MDS as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which MDS exercises management discretion. The latter category includes audit opinions issued on Pension Plans established for the benefit of MDS employees.

Audit-Related Services – an audit-related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of Ernst & Young LLP to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports of which are provided to the Audit Committee, accounting assistance and advice and translation services related solely to our filed financial reports. From time to time, Ernst & Young LLP may also be engaged to provide audit-related services in connection with acquisitions, including audits of transaction-date balance sheets and similar services.

Tax Services – a tax engagement is one in which Ernst & Young LLP has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of MDS and to certain entities that are controlled by MDS but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, and assistance in dealing with tax audits. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

Pre-Approval Policy for External Auditor Services – the Audit Committee has adopted processes for the pre-approval of engagements for services of its external auditors.

The Audit Committee's policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

(1) Audit and audit-related services – these are identified in the annual audit service plan presented by the external auditor and require

annual approval. Changes to these fees are reported to the Audit Committee at least quarterly.

(2) Pre-approved list of non-audit services – non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Audit Committee, and as such, do not require specific pre-approvals. The term of any general pre-approval is 12 months from approval unless otherwise specified. The Audit Committee annually reviews and pre-approves the services on this list.

(3) Other proposed services – all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Audit Committee.

All fees paid to the independent external auditors for 2009 were approved in accordance with the pre-approval policy.

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. Shareholder proposals to be considered for inclusion in next year's Management Proxy Circular for the Company's 2011 Annual Meeting of Shareholders must be submitted no later than October 8, 2010.

Change of Name of the Company

In light of the Company's strategic repositioning and the ongoing focus on the Nordion business, management believes that it is appropriate to change the name of the Company from MDS Inc. to Nordion Inc. In the circumstances, management and the Board recommend that shareholders vote FOR the Special Resolution amending the Articles of the Company to change the name of the Company from MDS Inc. to Nordion Inc.

The Special Resolution must be approved by a vote of at least 66-2/3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting.

Section 3: Disclosure of Compensation and Other Information

Directors' Remuneration

In fiscal 2009, 12 directors were independent and were remunerated by the Company solely in their capacity as directors. Stephen DeFalco, the former President and Chief Executive Officer of the Company, received no remuneration as a director.

Compensation for the independent directors is a combination of annual retainers, meeting fees and equity-based Deferred Share Units ("DSUs") as described below. Board fees are paid to all directors in Canadian dollars. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings. Upon appointment or election, a director receives a DSU grant which is allocated over two years under the following schedule: one-third on the date of appointment; one-third on the first anniversary date; and, one-third on the second anniversary date. In addition to the appointment grant, a director also receives an annual grant of DSUs as noted below.

The Corporate Governance & Nominating Committee ("CG&NC") reviews director compensation every year and updates that compensation when it considers it appropriate or necessary to recognize the workload and responsibility of Board and committee members and to remain competitive with director compensation trends in North America. In fiscal 2009, the CG&NC, with the approval of the Board, deferred discussions regarding compensation and accordingly no increase in Board compensation was made.

In January 2009, the Company formed a special committee of the Board to further facilitate a focussed and thorough assessment of strategic alternatives available to the Company arising out of the strategic review process initiated in fiscal 2008, and to supervise and address any potential conflicts of interest of management that might arise in the context of any solicitation process involving all or parts of the Company's business. The special committee was comprised of four independent members of the Board: Jim MacDonald, William Anderson, Robert Luba and Greg Spivy. While not a formal member of the special committee, William Etherington was also significantly involved with the special committee on behalf of the HRCC.

The compensation payable to MDS's directors in 2009 for Board and standing committee service is described in the chart below.

	C$	US$
Annual retainer – **BOARD CHAIR**[1]	200,000	170,976
Annual retainer – **DIRECTOR**	30,000	25,646
Annual retainer – **COMMITTEE CHAIR**		
Audit	15,000	12,823
Human Resources & Compensation	7,000	5,984
Corporate Governance & Nominating	5,000	4,274
Environment, Health & Safety	5,000	4,274
Annual retainer – **COMMITTEE MEMBER**		
Audit	5,000	4,274
Human Resources & Compensation	3,000	2,565
Corporate Governance & Nominating	3,000	2,565
Environment, Health & Safety	3,000	2,565
Annual grant value of deferred share units (100% vested on grant date)	60,000	51,293
Each Board or committee meeting attended (in person or if held by telephone)	1,500 [2,3]	1,282
Appointment or Election grant value of deferred share units	100,000	85,488

1 The Chair of the Board also receives an annual grant of deferred share units equal in value to C$60,000. No additional retainers or meeting fees are paid to the Chair in his capacity as a director or as an ex-officio member of the committees.

2 In cases where Board or committee phone meetings are less than one hour, fees will not generally be paid. The Board or Committee Chair has the discretion to decide if business conducted in shorter meetings justifies fees being paid. Service on special purpose ad hoc committees is viewed as part of a director's overall responsibility and additional fees will not generally be paid. The Board has the discretion to vary this where necessary and has done so during fiscal 2009 in relation to the special committee.

3 Directors who reside outside of Ontario or Quebec and who are required to travel to Board or committee meetings held in Ontario or Quebec are paid a travel fee equal to C$1,500 in addition to the attendance fee. If a Board or committee meeting is held on consecutive days, the director is only paid one C$1,500 travel fee.

The total remuneration paid to independent directors during the fiscal year ended October 31, 2009 is set out in the following table:

Name	Board Retainer ($)	Standing Committee Member/ Chair Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Total Fees Earned ($)[1]	Share Based Awards ($)[2,3]	All Other Compensation ($)[4,5,6,7]	Total Compensation Paid ($)	Portion of Fees Taken in Cash or in DSUs
Paul S. Anderson	25,646	5,129	12,823	8,976	52,575	59,841	23,509	135,925	100% DSUs
William D. Anderson	25,646	12,823	16,670	12,823	67,963	51,293	62,513	181,768	100% Cash
William G. Dempsey	25,646	8,121	16,670	16,670	67,108	79,788	14,105	161,001	100% DSUs
William A. Etherington	25,646	8,549	16,670	14,105	64,971	51,293	55,781	172,044	100% DSUs
Robert W. Luba	25,646	6,839	16,670	21,799	70,955	51,293	62,513	184,760	100% DSUs
James S. A. MacDonald	170,975	-	-		170,975	51,293	-	222,268	100% DSUs
John T. Mayberry[8]	42,744	-	-	-	42,744		-	42,744	100% DSUs
Richard H. McCoy	25,646	6,839	10,259	14,747	57,490	51,293	-	108,783	100% DSUs
Mary A. Mogford	25,646	9,404	16,670	15,388	67,108	51,293	-	118,400	100% Cash
Kathleen M. O'Neill[9]	12,823	3,420	7,694	8,976	32,913		-	32,913	100% DSUs
Nelson M. Sims[9]	12,823	3,420	7,694	6,412	30,348		3,847	34,195	100% DSUs
Gregory P. Spivy	25,646	5,129	16,670	14,105	61,551	79,788	71,489	212,828	100% DSUs
TOTAL[10]	444,536	69,672	138,490	134,002	786,700	572,766	249,731	1,609,196	83% DSUs

1 10 of the 12 independent directors took all of their fees in DSUs. DSUs are payable in cash upon retirement of a director or, at the discretion of the Board, at a later date. Payment is based upon the five-day average closing price as at their retirement from the Board or, if payment is deferred, the five-day average closing price immediately prior to receipt of notice from the former director of his or her election to convert the DSUs to cash.

2 In lieu of stock options, upon initial appointment or election, a director receives a grant of C$100,000 in DSUs which are allocated over two years. Mr. Dempsey and Mr. Spivy received an instalment of the appointment grant in the amount of C$33,333 (US$28,495)

3 The directors receive an annual grant of C$60,000 (US$51,293) in DSUs. Dr. Paul Anderson also received an annual grant of C$10,000 (US$8,548) for his membership on the Scientific Advisory Board.

4 Dr. Paul Anderson received C$20,000 (US$17,098) in DSUs in connection with his membership on the Scientific Advisory Board for quarterly retainer payments.

5 William Anderson, Robert Luba and Greg Spivy received quarterly cash payments in the total amount of C$73,125 (US$62,513) for membership on the special committee. Payments will continue until the committee is dissolved. James MacDonald elected not to receive payments.

6 William Etherington received cash payments in the amount of C$65,250 (US$55,781) for extra time spent in respect of the work on the special committee.

7 Directors who reside outside of Ontario or Quebec and who were required to travel to Board or committee meetings held in Ontario or Quebec were paid a travel fee equal to C$1,500 (US$1,282) in addition to the attendance fee. If a Board or committee meeting was held on consecutive days, the director was only paid one C$1,500 (US$1,282) travel fee.

8 John Mayberry, who retired on November 18, 2008, received a quarterly retainer to January 31, 2009.

9 Kathleen O'Neill and Nelson Sims retired from the Board on March 12, 2009.

10 The directors do not receive pension benefits, perquisites or other annual compensation.

The following tables provide information on the number and value of each director's outstanding options and DSUs as of the end of the fiscal year.

Outstanding Director Option-Based Awards

Name	Option-Based Awards			
	Number of Securities Underlying Unexercised Options	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-The-Money Options[1] ($)
Paul. S. Anderson				
2003 Incentive Award	10,000	$18.57	1-Jul-2013	0
William D. Anderson	-	-	-	-
William G. Dempsey	-	-	-	-
William A. Etherington				
2002 Incentive Award	2,500	$21.71	19-Dec-2012	0
2001 Incentive Award	3,000	$18.90	20-Dec-2011	0
2001 Incentive Award	10,000	$18.98	1-Aug-2011	0
Robert W. Luba				
2002 Incentive Award	2,500	$21.71	19-Dec-2012	0
2001 Incentive Award	3,000	$18.90	20-Dec-2011	0
2000 Incentive Award	2,500	$22.00	22-Dec-2010	0
1999 Incentive Award	4,200	$13.95	9-Dec-2009	0
James S. A. MacDonald	-	-	-	-
John T. Mayberry[2]	-	-	-	-
Richard H. McCoy	-	-	-	-
Mary A. Mogford				
2002 Incentive Award	2,500	$21.71	19-Dec-2012	0
2001 Incentive Award	3,000	$18.90	20-Dec-2011	0
2000 Incentive Award	2,500	$22.00	22-Dec-2010	0
1999 Incentive Award	4,200	$13.95	9-Dec-2009	0
Kathleen M. O'Neill[2]	-	-	-	-
Nelson M. Sims[2]				
2002 Incentive Award	2,500	$21.71	19-Dec-2012	0
2001 Incentive Award	3,000	$18.90	20-Dec-2011	0
2001 Incentive Award	10,000	$20.00	1-May-2011	0
Gregory P. Spivy	-	-	-	-

1 Calculation is based on the closing share price of $7.97 on the New York Stock Exchange at October 31, 2009 (C$8.56).

2 John Mayberry retired from the Board on November 18, 2008. Kathleen O'Neill and Nelson Sims retired from the Board on March 12, 2009.

Outstanding Director Share-Based Awards

Name	Share-Based Awards[1]			
	Number of Units Granted in Fiscal 2009	Year-end Value of Units Granted[2] ($)	Number of Shares or Units That Are Outstanding[3]	Market Payout Value of Share Awards Outstanding[2,4] ($)
Paul. S. Anderson	10,367	82,627	51,799	412,838
William D. Anderson	8,886	70,823	20,178	160,819
William G. Dempsey	13,823	110,169	33,803	269,413
William A. Etherington	8,886	70,823	49,211	392,213
Robert W. Luba	8,886	70,823	56,103	447,139
James S. A. MacDonald	8,886	70,823	60,891	485,298
John T. Mayberry[5]	-	-	0	0
Richard H. McCoy	8,886	70,823	39,366	313,748
Mary A. Mogford	8,886	70,823	31,405	250,301
Kathleen M. O'Neill[5]	-	-	0	0
Nelson M. Sims[5]	-	-	36,996	294,862
Gregory P. Spivy	13,823	110,169	33,029	263,237

1 Share-based awards encompasses: (a) the annual grant of 8,886 units; (b) the Scientific Advisory Board grant of 1,481 units for Dr. Anderson; (c) the appointment grant installment of 4,937 units for Mr. Dempsey and Mr. Spivy.

2 Calculation is based on the closing share price of $7.97 on the New York Stock Exchange at October 31, 2009.

3 The directors' current DSU holdings in the Company.

4 DSUs were paid out during the year to Kathleen O'Neill and John Mayberry following their retirement. Nelson Sims has not yet elected to receive payment for his DSUs.

5 John Mayberry retired from the Board on November 18, 2008. Kathleen O'Neill and Nelson Sims retired from the Board on March 12, 2009.

Director Deferred Share Unit Plan

Directors have the option of electing to receive 100% of their total compensation, or 100% of their annual retainer, in the form of DSUs (the "Elected Deferral") under the MDS Deferred Share Unit Plan for Non-Executive Directors. During fiscal 2009, 10 of the 12 independent directors received all of their compensation in the form of DSUs.

Under the terms of the plan, on the last day of each fiscal quarter, the number of DSUs equal to the number of shares that could be purchased on the open market for a dollar amount equal to the Elected Deferral are credited to the account maintained by the Company for each independent director who has elected to participate in the plan. The price used to determine the number of shares credited to each account is equal to the five-day average closing price as at the last day of the fiscal quarter.

DSUs are converted to cash and paid out either when a director ceases to be a member of the Board or in special circumstances, at the discretion of the Board, at a later date. The plan terms provide that directors receive, net of any applicable withholdings, a lump sum cash payment equal to the number of DSUs standing to their credit under the plan, multiplied by the five-day average closing price as at their retirement from the Board or, if conversion and payment has been deferred, the five-day average price immediately prior to the date of receipt of the written request from the retired directors of their election to convert the units.

Director Ownership Guidelines and Directors' Ownership

The Board of Directors believes that ownership by directors is an important component in demonstrating both commitment to the Company and alignment with the interests of all shareholders. The MDS Board established in 2003 a guideline providing for each independent director to own shares in MDS (which include DSUs) with a value equal to 5.0 x his/her annual retainer. Directors are given three years from the date of election to the Board to accumulate such ownership position. To the extent the annual retainer is increased from time to time, directors are given three years from the date of such increase to accumulate any additional ownership required in respect of such increase.

As noted in the director biographies, as at October 31, 2009, eight of the nine independent director nominees exceed the minimum ownership requirements. Jim MacDonald, who became Chair in November 2008, is on track to meet such guidelines, and has until November 2011 to meet his minimum ownership requirements. Mr. West, who joined the Board on January 8, 2010, will have five years from the date of his appointment as Chief Executive Officer to meet the executive ownership requirements (see *Share Ownership* section on page 25).

Directors' and Officers' Liability Insurance

The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the *Canada Business Corporations Act*, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company. The Company has also entered into individual indemnity agreements with each of the directors.

MDS provides insurance for the directors and officers of the Company, its affiliates and subsidiaries against liability incurred by them in their capacity as directors or officers of the Company, its affiliates and subsidiaries.

The insurance policy provides coverage to a total limit of $140,000,000 for the protection of the personal liability of the directors and officers and includes insurance to reimburse the Company for its indemnity of its directors and officers up to a limit of $100,000,000 per loss. In addition, the Company maintains a Side A policy in the amount of $40,000,000 which is reserved solely for the directors and officers. Each loss or claim for which the Company seeks reimbursement is subject to a deductible of up to $2,000,000 payable by the Company. The total annual premium for the directors' and officers' liability policy is $1,600,000, which is paid in full by the Company.

Statement of Executive Compensation

This disclosure is intended to communicate the compensation provided to MDS's Chief Executive Officer (the "CEO"), the Chief Financial Officer (the "CFO") and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"). For 2009, these executives include: the COO, MDS Inc. & President, MDS Nordion; President, MDS Analytical Technologies; Executive Vice-President, Corporate Development & General Counsel; and President, MDS Pharma Services. MDS believes it is in the interest of shareholders to disclose an additional executive who would otherwise not be named, in order to include the COO, MDS Inc. & President, MDS Nordion.

Company Strategic Direction

As previously announced in 2009, MDS undertook a strategic review of the company and two of three business units consisting of MDS Analytical Technologies and MDS Pharma Services Phase II–IV (Late Stage) operations have been sold. The Company is currently in a due diligence process with potential buyers for the MDS Pharma Services Early Stage operations. MDS Nordion will continue operations and become a stand alone corporate entity. Steve West, who was previously COO, MDS Inc. & President, MDS Nordion, was announced as the CEO of MDS Inc., following Stephen DeFalco's departure on January 8, 2010. In addition to changes associated with the strategic review of the Board of Directors, the HRCC remained focused on their work plan during the year to maintain appropriate oversight and governance of compensation programs for both the current and future executives.

Compensation Committee

The Board of Directors has delegated responsibility for the oversight, review and approval of senior management's compensation philosophy and practices to the Human Resources & Compensation Committee ("HRCC"). In alignment with this mandate, the HRCC reviews Company and senior management performance, makes recommendations to the Board of Directors on compensation for the Chief Executive Officer and approves the compensation for the Chief Executive Officer's direct reports, including the Named Executive Officers. The members of the HRCC in 2009 are William Etherington (Chair), Robert Luba, James MacDonald (ex officio), Mary Mogford, Nelson Sims and Gregory Spivy, each of whom is an independent director. Nelson Sims served as a member of the Committee until March 2009 when he did not stand for Board re-election. The Board as a whole reviews the recommendations of the HRCC and gives final approval on compensation for the Chief Executive Officer.

In its review process, the HRCC relies on input from management on the assessment of executives and Company performance relative to plan. On a semi-annual basis the Company typically undertakes an extensive review and assessment of its senior talent pool and reports its findings to the HRCC. The assessment and review focuses on performance measurements for business units and senior management. Annually, the CEO, with HRCC input, presents the Board of Directors with an enterprise-wide succession plan, including a detailed assessment of the senior management talent pool. During the compensation review process, the Chief Executive Officer presents the HRCC with the talent assessment, performance results and compensation recommendations, including comparisons to market data. Due to the MDS strategic repositioning activities, this review was not held in fiscal 2009.

The HRCC follows a comprehensive work plan such that a review of all elements of executive compensation and related areas occur on a regular basis. To ensure appropriate governance is followed when approving payments for incentive plans, the Audit Committee also reviews results prior to HRCC approval. The HRCC work plan, including key review topics and timing, is set out below:

HRCC Annual Work Plan



HRCC Charter
Independent Consultant Annual Assessment
New Trends In Executive Compensation
Executive Compensation Program Terms
Retirement Plans
Compensation Benchmarking
Talent and Succession Plans
Stock Option Grant
Compensation Strategy
Incentive Plan Design
Share Ownership
Executive Terms and Conditions
Financial Results for Incentives (looking back)
Salary Review
MTIP Grants
CEO Performance Goals and Results
Performance Targets (looking forward)
January
March
June
September
December
Audit Committee Review of Results

Independent Advice

The HRCC has engaged Towers Perrin (now known as Towers Watson) since May 2006 as its executive compensation consultant to provide independent advice to the HRCC on all matters relating to the CEO and other executive compensation. The recommendations and advice from Towers Perrin include compensation practices and programs in the global life sciences industry and market competitive compensation data for the Chief Executive Officer and his direct reports. In addition, Towers Perrin has provided valuations to the Company's Finance group for expensing certain historical grants under the executive equity programs that have now expired. Towers Perrin attended all of the HRCC meetings during the year.

Total fees and expenses paid to Towers Perrin in fiscal 2009 for its role as advisor to the HRCC were approximately $394,738. In order to provide an independent view, Towers Perrin does not provide consulting services for MDS other than their executive compensation mandate and as a result did not receive any other compensation from the Company. If the Company requests additional work unrelated to their executive compensation practice, Towers Perrin cannot accept the request without pre-approval by the Chair of the HRCC.

Compensation Discussion and Analysis

MDS operates a global life sciences company in a very competitive industry. To meet the challenges of running a complex business with three distinct business units, MDS designs programs under the direction of the HRCC to compensate executives in a strong pay-for-performance culture which directly links incentive rewards to both financial and individual performance. Executive compensation programs must be competitive with other companies in order to attract and retain the senior leadership required to build the Company.

The objectives of our pay-for-performance approach are to:

- align the interests of management with those of shareholders, and
- provide for payments when financial targets are achieved

The talent management and compensation review process promotes the differentiation of compensation paid to executives based on yearly performance and long-term potential. Talent review sessions are held semi-annually and the review and assessment of the senior talent pool is shared with the HRCC semi-annually, and with the Board of Directors on an annual basis. Base salary, annual incentive payouts and equity compensation paid in the form of performance share units and stock options reflect the performance differentiation, with a greater proportion of equity compensation paid to high potential, high performing executives.

The pay philosophy of the Company incorporates a strong pay-for-performance approach by providing competitive cash compensation and benefits with upside potential that is linked directly to shareholder-value creation. In general, the Company's "target positioning" provides competitive pay (fiftieth percentile to the market) for achieving target or expected performance, with above average pay when the Company has achieved exceptional performance when measured against its business plan or competitive performance benchmarks. The HRCC also conducts periodic reviews of compensation practices to establish competitive and reasonable programs to meet the Company's objectives.

The total compensation program for senior management incorporates a pay-for-performance approach that is composed of the following components: "fixed compensation" that includes base salary, benefits and retirement programs and "performance-related compensation" that includes annual, mid-term, and long-term incentive plans. At the executive levels, the highest weighting of the total compensation package is performance based and is "at risk". Rewards are contingent on organizational performance to ensure a strong alignment with shareholders' interests.

Peer Group Companies

The HRCC benchmarks all elements of executive compensation at the market median or fiftieth percentile against a peer group of U.S.-based life sciences companies. The companies named below were selected because MDS competes with them for customers, employees and investors. In addition, their revenues range from approximately $500 million to $3 billion which means they are generally similar to MDS and the scope of the peer group executive jobs are considered similar in nature to the responsibilities of MDS executives. The peer group is comprised of:

Beckman Coulter Inc.	Patheon Inc.
Charles River Laboratories International Inc.	PerkinElmer Inc.
Covance Inc.	Pharmaceutical Products Development, Inc.
InVentive Health Inc.	Sigma-Aldrich Corporation
Life Technologies Corp.	Steris Corporation
Millipore Corporation	Thermo-Fisher Scientific, Inc.
Parexel International, Corp.	Waters Corporation

Peer group information is obtained from proxy circular disclosure for the CEO and CFO; however, not all positions held by Named Executive Officers are among the most highly compensated in all peer group companies, so comparable compensation information may not be available from them in the proxy materials. In these instances, the HRCC also reviews compensation data obtained from the Towers Perrin U.S. Compensation Data Bank survey. For 2009, we used a cross-industry comparator group of 89 companies from the data bank with revenues generally ranging from $500 million to $3 billion. The Committee compares job-specific survey information for salaries, as well as short and long-term incentive plans of similar sized companies to MDS. The information from both the peer group and the survey data is reviewed by the Committee to obtain background on compensation practices for companies of similar size and complexity as well as to determine that the pay levels of executives are competitive.

The 89 cross-industry comparator companies are:

A.O. Smith	Endo Pharmaceuticals	Oak Ridge National Laboratory
Advanced Medical Optics	Fleetwood Enterprises	Omnova Solutions
Alpharma	Furniture Brands International	PerkinElmer
Ameron	GATX	Plexus
AMETEK	Global Crossing	Polymer Group
Applera	H.B. Fuller	PolyOne
AptarGroup	Hayes Lemmerz	Rayonier
Autodesk	Hercules	Regal-Beloit
Barr Pharmaceuticals	Herman Miller	Revlon
Beckman Coulter	Hexcel	RF Micro Devices
Bio-Rad Laboratories	HNI	Schweitzer-Mauduit
Blyth	Hologic	Scotts Miracle-Gro
Brady	IDEX	Service Corp International
Cabot	IMS Health	Sigma-Aldrich
Callaway Golf	International Flavors & Fragrances	Snap-on
Celgene	Invitrogen	SRA International
Cephalon	King Pharmaceuticals	Tellabs
Chesapeake	KLA-Tencor	Teradata Corporation
Cincinnati Bell	Lam Research	Terra Industries
Columbia Sportswear	La-Z-Boy	Texas Petrochemicals
CONSTAR International	Marvell Technology Group	Thomas & Betts
Convergys	Memorial Sloan-Kettering Cancer Center	Toro
Cooper Tire & Rubber	Metavante Technologies	Tupperware
Corporate Executive Board	MetroPCS Communications	Unifi
Covance	Millennium Pharmaceuticals	Virgin Mobile USA
Crown Castle	Millipore	Warnaco
Cubic	Mine Safety Appliances	Watson Pharmaceuticals
Curtiss-Wright	Mueller Water Products	West Pharmaceutical Services
Dentsply	National Semiconductor	Xilinx
Donaldson	Novell	

Towers Perrin provided Canadian data from their Compensation Data Bank based on the following companies as the benchmark for recommending the salary and AIP target increase for Steve West upon assuming the position of COO, MDS Inc. on September 15, 2009. The selected benchmark companies are:

Cogeco Cable	Menu Foods Income Fund	Sierra Wireless
Great Canadian Gaming Corporation	Open Text	SunOpta
High Liner Foods	Patheon	TimberWest Forest
IAMGOLD	SFK Pulp Fund	Uni-Select
MacDonald Dettwiler & Associates	ShawCor	

The Named Executive Officers are paid in local currency based on the country of residence. In order to compare against U.S. information from the peer group, those executives paid in Canadian currency have their compensation converted to U.S. dollars based on an exchange rate averaged over 12 months at the time of comparison. The HRCC applies this timeframe to reduce the impact of short-term volatility between the two currencies.

The following chart sets out the executive compensation programs and corresponding performance linkage.

Element	Form	Business Performance Linkage	Performance Period	Determination
Base Salary	Cash	Market competitive base pay	One year	• Salary benchmarking at market median • Individual performance determines pay level
Annual Incentive	Cash	To incent performance in terms of adjusted EBITDA, revenue growth and working capital days per the business plan	One year	• Various combinations of corporate and business unit results, depending on position • Individual results • Measured against Board of Director approved targets
Mid-Term Incentive	Performance Share Units ("PSUs")	To incent performance in terms of cash EPS growth compared to competitive performance benchmarks	Typically three years, released or paid at end of the period	• Each PSU entitles the holder to receive one share of MDS on the release date, or an equivalent cash payment • Initial grant value is based on market median compensation and individual performance • Number of shares vested varies 0-200% based on performance metric in year three relative to the HRCC approved target • Final value is based on the share price at time of release or payment
Long-Term Incentive	Stock Options	To incent performance in terms of improved share price	Vest at a rate of 33-1/3% annually over the first three years with a seven-year term	• Initial grant value is based on market median compensation and individual performance • Final value is based on share price at time of exercise relative to the strike price, which is the closing market price on the business day on/or prior to the date of the grant
Benefits	Health, dental, pension, life insurance and disability programs	Market competitive retirement, health and welfare support	n/a	• Based on market median in local geography

2009 Executive Compensation Programs

In 2009, the HRCC followed the process outlined above in that they reviewed the compensation practices of both the Peer Group competitors and general market survey data to arrive at an executive compensation framework for senior management at MDS, which defines base salary ranges and performance-related pay opportunities for each level of executive. The compensation framework reflects the compensation philosophy and market positioning described previously; that is, competitive pay (fiftieth percentile to the market) for achieving target or expected performance, with above-average pay when the Company has achieved exceptional performance when measured against its business plan or competitive benchmark performance. Executives are compared, based on their accountability and work complexity, with similar positions in the Company's peer groups. The following table is a summary of the executive compensation framework applicable to the Named Executive Officers. Note all values in this document are in US dollars at the exchange rate of C$1 = US$0.854876.

Role	Base Salary Range ($000s)	Target Incentive (% of Salary)	Target Equity (% of Salary)	Target Total Direct Compensation ($000s)
CEO	650 - 750	100%	300%	3,500 - 4,000
EVP	300 - 400	50%	120%	810 - 1,080

Following a review of the framework, the HRCC established a target compensation package for each of the Named Executive Officers as shown below. Based on the target compensation package established by the HRCC as discussed earlier, the target AIP represents the following percentage of total target compensation:

- CEO – 19%
- Other named executives – 19%

Target Compensation

Name	Base Salary	Cash Incentive		Equity Awards		Total Target Compensation
	$	%	$	%	$	$
S. DeFalco[1]	703,563	100	703,563	300	2,250,000	3,657,126
D. Prince	363,322	50	181,661	120	435,987	980,970
A. Boorn	320,579	50	160,289	120	384,694	865,562
K. Horton	355,000	50	177,500	120	426,000	958,500
S. West[2]	341,950	50.85	173,882	120	410,340	926,173
D. Spaight	350,000	50	175,000	120	420,000	945,000

1 CEO Equity is calculated from the market benchmark salary of $750,000, not actual salary
2 Mr. West's Base Salary and Cash Incentive Target are pro-rated to reflect his salary and AIP increase on October 1, 2009

Each year, the HRCC reviews the individual salaries of the Named Executive Officers as well as other senior management. Adjustments are made where necessary to reflect market competitiveness (with reference to the median of the peer groups), individual performance, responsibility and experience. The HRCC approved a small salary increase for only Ken Horton at the beginning of calendar 2009. Steve West was promoted to COO, MDS Inc. and President, MDS Nordion in September 2009 and given a salary increase of C$42,000 and new AIP target of 60% from 50% on October 1, 2009 to recognize his expanded scope of responsibility. This salary increase was put in place as an interim step in respect of his future role as CEO. The HRCC reviewed benchmarking data presented by Towers Perrin in determining his salary and AIP target increase.

Performance Pay
Annual Incentive Plan

The annual incentive plan is a cash performance plan under which a payment is made to senior management following the end of the Company's fiscal year, based on the achievement of established financial goals and individual performance. The HRCC and the Board of Directors review Company and individual performance and have final approval on the annual incentive to be paid to each executive. For fiscal 2009, payments under the annual incentive plan were based on financial performance at the business unit level for business unit executives, and at the enterprise-wide level for corporate executives.

Based on the pay-for-performance philosophy previously discussed, both business and individual performance impact the incentive payment. Actual financial performance relative to the Annual Plan as approved by the Board of Directors typically determines the base incentive earned for financial results. The base incentive is multiplied by an individual performance factor ranging from 0 to 125% to determine the final incentive payment. Annual target incentive awards are determined as a percentage of base salary. The target incentive as a percentage of salary is unchanged from 2007 for all named executives, except for Steve West as previously discussed. The maximum incentive that can be paid to any executive is 200% of target incentive.

The incentive formula is set out below:

Target Payment %	x	Business Performance Factor 0 – 200%	x	Individual Performance Factor 0 – 125%	x	Eligible Earnings	=	AIP $ Payment

The business performance factor for 2009 is based on financial performance relative to non-GAAP operational metrics for EBITDA, working capital and revenue growth. The EBITDA targets are based on adjusted EBITDA as reported in the MD&A; however the EBITDA used in the annual incentive plan also excludes the costs or gains associated with the mid-term incentive program ("MTIP"), which is described in the equity plan section of executive compensation, and unrealized embedded derivative gains or losses. These two items are excluded as they may vary significantly based on MDS stock price and foreign exchange changes that are not necessarily related to operating performance in the year. Working capital performance is measured using working capital days which is calculated as an average of the sum of accounts receivable, unbilled revenue, inventories and prepaid expense, less accounts payable, accrued liabilities and deferred revenue adjusted for certain items, primarily those adjusted for in the calculation of EBITDA, divided by annualized revenue. Revenue growth is defined as the year-over-year growth of net revenue, excluding the impact of foreign exchange ("F/X") movements, acquisitions and divestures. The business performance factor for 2009 was based on the achievement of days of working capital (25% weighting), revenue growth (25% weighting) and adjusted EBITDA (50% weighting). All internal business plan targets, including the operational metrics used in the annual incentive plan targets, are approved by the Board of Directors at the beginning of the fiscal year at a level which, if achieved, will help generate value to our shareholders. The Audit Committee reviews the performance of each line of business against their respective target at the end of the year, and following Audit Committee review, the HRCC then reviews those results as applied to the incentive calculation.

At the meeting on June 23, 2009, in recognition of the significant amount of effort and resources required for the business unit divestitures, the HRCC approved a minimum 50% base incentive payout, or better if higher results were earned by the business unit, for named executives including the CEO. The HRCC made this decision in light of external influences out of management's control that were impacting business results including Atomic Energy of Canada Limited's ("AECL") National Research Universal Reactor ("NRU") shutdown (Nordion), the economic recession (all), customer mergers (Pharma & AT), Biotech funding (Pharma & Nordion), market rumours regarding special committee activities (Pharma), and management's focus on divestitures. The Committee also recognized that management has historically not requested a change to targets.

The HRCC determined the following business performance factors were applied for 2009:

2009 AIP Business Performance Factor	Working Capital (days)		Revenue Growth (%)		EBITDA ($ million)		Final Payout Factor
	Target	Result	Target	Result	Target	Result	
Corporate	39	34	4.9%	-12.3%	174.3	89.7	0.50
MDS Analytical Technologies	59	59	2.1%	-11.9%	95.6	59.6	0.50
MDS Nordion	24	30	7.4%	-10.1%	101.2	72.7	0.50
MDS Pharma Services	46	33	7.0%	-15.4%	19.6	-0.6	0.50

The final calculated payout factor for Corporate and Pharma Services was in the amount of 0.50. Analytical Technologies and Nordion earned a payout factor less than 0.50 and were paid out based on the approved minimum of 0.50.

In 2009, the HRCC assessed the overall performance of the Chief Executive Officer on the basis of his contribution as set out in the following chart.

2009 CEO Performance Goals and Results

Performance Category	Goals	Achievement Relative to Goal
Deliver on Financial Plan	• Meet specified profit adjusted (EBITDA) objectives • Meet specified working capital days objectives • Meet specified revenue growth objectives (adjusted for FX & acquisitions/divestures)	• Organic revenue declined 12% year-over-year and 18% to Plan primarily due to economic softness and AECL's unexpected and prolonged NRU shutdown • Adjusted EBITDA down 37% from prior year and 49% to plan primarily driven by lower revenue • Working capital days improved 19% year-over-year and 13% to plan driven by accounts receivable and inventory performance
Support Analysis and Execution of Strategy Alternatives	• Assess all strategic options and execute any chosen option(s) in difficult capital market environment • Build consensus with Board of Directors	• Successfully drove multi faceted process that explored all avenues of value creation
Strengthen Underlying Businesses	• Prosecute legal dispute with AECL • Accelerate shift to Asia in Analytical Technologies • Improve time to market cadence for new products at Analytical Technologies • Drive for improved forecasting at Pharma Services • Improve underlying operational processes at Pharma Services	• Aggressively drove the legal suit with AECL • Accelerated the shift of Analytical Technologies production to Asia to improve EBITDA • Launched a number of new Analytical Technologies products • Improved cost controls and underlying forecasting process at Pharma Services

Given the unsatisfactory financial results, the HRCC and the Board spent a great deal of time discussing the CEO's performance against his 2009 objectives which were approved at the beginning of the fiscal year. It was agreed that a number of key strategic objectives had been achieved such as executing the strategic repositioning of the company and driving the legal suit with AECL. Additionally working capital days were significantly improved over 2008 and cost controls were implemented across all business units and functions to minimize costs. On balance, the individual performance factor was assessed as 1.0, which generated an annual incentive payment of $351,781 representing 50% of target payment.

For those executives who report directly to the CEO, the HRCC reviews and approves each executive's individual performance factor relative to business results and the individual's key accomplishments during the year. In light of the compensation opportunity provided by the Transaction Incentive Plan (as described on the following page) and the important emphasis on strategic initiatives during the year, it was decided to establish the Individual Performance Factor at 1.0 for all NEOs which generated an annual incentive representing 50% of target payment. After hearing recommendations from the CEO, the HRCC approved the incentive payable to the CEO's direct reports, based on the assessment of financial performance to plan and individual performance. The following table sets out the annual incentive plan parameters and the 2009 incentive earned for each of the Named Executive Officers.

Name	Target Payout (% of Salary)	Payout Range (% of Salary)	Target Award $	Financial Results (0–2.0)	Individual Performance Factor (0–1.25)	Actual Award (% of Target)	Actual Award ($)
S. DeFalco	100	0-200	703,563	0.5	1	50	351,781
D. Prince	50	0-100	181,661	0.5	1	50	90,831
A. Boorn	50	0-100	160,289	0.5	1	50	80,145
K. Horton	50	0-100	177,500	0.5	1	50	88,750
S. West	50.85	0-100	173,882	0.5	1	50	86,941
D. Spaight	50	0-100	175,000	0.5	1	50	87,500

Transaction Incentive Plan

The Board of Directors approved, in principle, a transaction incentive plan (the "Incentive Plan") on March 11, 2009, which was subsequently implemented on May 20, 2009. The Incentive Plan was designed to motivate and retain certain executive officers of the Company and to provide further incentive to these officers to assist in the evaluation and implementation of strategic alternatives available to the Company. Each of the named executive officers is a participant in the Incentive Plan. The Incentive Plan contemplates the establishment of an incentive pool (the "Incentive Pool") equal to 1% of the "enterprise value" of certain sale transactions, including the two sale transactions completed in 2009 (i.e. MDS Pharma Services Phase II-IV and Central Labs), the expected sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services' early stage operations. Following the expected completion of all the above sale transactions, should that occur, the Incentive Pool would be expanded to include the residual enterprise value of the Company which includes a $26 million adjustment for the net indebtedness of the Company as that term is defined in the Incentive Plan. The Incentive Pool would be available for distribution to certain officers of the Company, including all of the named executive officers as follows: Eighty percent (80%) of the Incentive Pool is to be allocated to the participants according to percentages previously established by the Board, and the remaining twenty percent (20%) of the Incentive Pool (the "Discretionary Portion") will be allocated among the participants (and in exceptional circumstances only, to an employee who is not currently a participant) under the Incentive Plan at or prior to the closing of the Sale at the sole discretion of the Board. Any payments under the Incentive Pool will be made on the later of the close of the deal or March 2010, subject to earlier payment to an executive officer if the executive officer is terminated by MDS without "just cause" or resigns for "good reason" (each as defined in the Incentive Plan).

Equity Plans

MDS's mid-term and long-term equity-based incentives for senior executives consist of Performance Share Units ("PSUs"), stock options and performance stock options. Grants under the Mid-Term Incentive Plan ("MTIP") are in the form of performance share units and grants under the Long-Term Incentive Plan ("LTIP") are in the form of stock options and performance stock options. The equity mix between the two plans varies by executive level and targets a higher percentage of performance elements at the senior levels where there is a stronger influence on results. The governing principles of the equity programs are set out below:

- Executives are granted equity in the form of mid-term (MTIP) and long-term (LTIP) incentives on an annual basis.
- The weighting between MTIP and LTIP varies by work level with greater weighting on LTIP grants at the most senior levels.
- The CEO recommends and requests approval from the HRCC for equity (MTIP and LTIP) for grants to each of his direct reports, as well as for the aggregate equity pool to be granted to business unit and corporate employees.
- The equity grant for each executive is based on enterprise-wide business unit performance and individual performance, key skills and expected future contributions.

The following chart sets out the target equity incentive mix that is typically used in conjunction with the executive compensation architecture.

Role	Target Equity *(% of Salary)*	Target Equity Mix	Equity Type
CEO	300%	33% MTIP	Performance share units
		67% LTIP	Stock options
EVP	120%	60% MTIP	Performance share units
		40% LTIP	Stock options

Due to the work of the special committee of the Board regarding business unit divestitures, it was determined the Company was in possession of material undisclosed financial information. As a result, the Company operated in a continuous blackout period for the balance of the year and was unable to make a mid-year stock option grant, which typically occurs in June of each year. In addition, there was no fiscal 2009 MTIP grant which would have typically occurred in December 2009 for all executives, including the CEO.

Neither Mr. DeFalco nor any of the other Named Executive Officers received any cash payments in 2009 from the vesting of prior year equity grants. PSUs granted in 2006 did not vest by October 31, 2009 and were forfeited on the same date. The performance condition required to vest these performance share units was the attainment of a minimum share price of C$25.30 for 20 consecutive trading days prior to October 31, 2009. This share price was not achieved.

The following table summarizes the current Stock Option Plan with respect to options granted and options remaining in reserve for future grants as of October 31, 2009.

Plan Category	Common Shares to Be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options ($)	Common Shares Remaining Available for Future Issuance Under the MDS Inc. Stock Option Plan
Equity compensation plans approved by security holders	4,636,830	C$19.95, US$15.49	6,293,080
Equity compensation plans not approved by security holders	–	–	–
Total	4,636,830	C$19.95, US$15.49	6,293,080

In addition to the Stock Option Plan, the Company sponsors an employee share ownership plan under which employees can purchase MDS Common shares at the market price as traded on the Toronto Stock Exchange. Shares are purchased monthly on the last business day of each month. Employees can contribute 10% of their salary to an annual maximum contribution of $10,000 by payroll deduction. MDS will match up to 10% of their contribution to a maximum of $1,000.

Recoupment Policy

Recoupment provisions are in place under the Sarbanes-Oxley (SOx) legislation as well as in respect of contract provisions and the performance share unit grants. The objectives behind implementing clawback provisions in the plans are to either stop payments (severance) or require repayment of funds and cancel equity to support contract terms, as well as govern against intentional financial wrong doing. Recoupment may be applied in the following scenarios:

- SOx – Applicable to the CEO and CFO in the event of misconduct leading to a corporate financial restatement including both cash and equity incentive awards.
- Change In Control – In the event that an executive breaches any of the restrictive covenants contained in any non-competition and non-disclosure agreement that he/she executed with the Corporation, the Corporation will take whatever steps are required to recover the lump sum severance payment and equity payments. In addition, all outstanding stock options will be immediately cancelled.
- MTIP – In circumstances where the actions of the participant giving rise to Cause occurred prior to the vesting date, but were not discovered until after such date, the participant is required to re-pay to the Company an amount equal to payments previously made or the aggregate fair market value of shares.
- Executive Contracts (Termination) – In the event an executive breaches any of the restrictive covenants contained in the Employee Non-Competition, Non-Disclosure or Non-Solicitation terms, they will immediately forfeit all of the severance payment and outstanding options will be immediately cancelled.

In addition to the plan provisions listed above, the HRCC approved a more encompassing recoupment policy that was put into effect in 2009. At the December 4, 2008 HRCC meeting, a new Recoupment Policy was approved. This policy provides governance in alignment with market practices. It allows for the Company to recapture incentive pay and equity from an executive in certain circumstances where the executive caused or is a significant contributor to financial restatement. In the past, only the CEO and CFO were covered by such a policy under SOx. The new MDS policy will apply to all executives and executives are requested to sign off on this policy. All new contracts now include language reflecting this policy.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 in local currency invested in Common shares of the Company on October 31, 2004 on the Toronto and New York stock exchanges, with the cumulative total return of the S&P/TSX Composite Index and the NYSE Composite Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.

Executive payments were generally aligned to the trend on the following performance chart. As shareholders have felt the impact of reduced share prices in 2009, so too have the executives. As noted previously, Company performance in 2009 was below target for the annual incentive plan and for most business units, only a 50% payment was made in respect of this plan. The unvested portion of the MTIP performance unit grant made on October 31, 2006 expired and no payment was made in respect of this grant in 2009, nor did Company performance result in any partial vesting for the PSU grant made on December 7, 2007. All stock option grants to named executives have exercise prices that exceed the current stock price with the result that no value is available to the executives with stock options. In 2008, incentive payments were substantially below target, stock options were underwater, and no vesting of performance share units occurred. These results were in alignment with the decreased share prices. In 2007, incentive payments were above target and partial vesting of performance share units occurred. Rewards to executives in 2007 were higher in alignment with increases to shareholder value on the NYSE.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among MDS Inc., The S&P/TSX Composite Index
And The NYSE Composite Index



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
MDS Inc. (TSX)
MDS Inc. (NYSE)
S&P/TSX Composite
NYSE Composite

	10/04	10/05	10/06	10/07	10/08	10/09
MDS Inc. (TSX)	100.00	95.68	100.33	108.10	63.90	43.44
MDS Inc. (NYSE)	100.00	100.00	108.53	139.81	66.14	49.55
S&P/TSX Composite	100.00	119.13	144.95	176.00	120.83	139.84
NYSE Composite	100.00	113.51	136.99	164.46	99.11	113.49

*$100 invested on 10/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending October 31.

Loans

The Company has established a policy that prohibits the granting of any new loans to employees. There were no outstanding loans to Named Executive Officers or directors of the Company as at October 31, 2009.

Share Ownership

The Company encourages share ownership for all of its employees through its Employee Share Ownership Plan. In addition, the Company established share ownership guidelines in 2003 for the Chief Executive Officer and his direct reports. The objective of the share ownership guidelines is to encourage such executives who have direct or oversight responsibility for MDS's overall performance to accumulate a meaningful ownership stake in MDS Common shares, to foster an ownership culture and to align their long-term interests with those of other MDS shareholders. The minimum shareholding requirements are 4.0 x base salary for the Chief Executive Officer and 2.0 x base salary for his direct reports. A revised Share Ownership Policy will be implemented for 2010 which will require the CEO of the Company to hold 2.0 x base salary in common shares or deferred share units.

For the purposes of the current guidelines, units granted under mid-term incentive plans (e.g. RSUs, PSUs and DSUs) are considered to be the equivalent of Company shares. It should be noted there is a risk of forfeiture with performance share units which can impact the degree of notional ownership in any given year. The Chief Executive Officer and his direct reports are allowed a period of five years from the date of policy implementation, or the date of hire/promotion if later, in which to accumulate the required level of share ownership. The HRCC monitors the level of share ownership on an annual basis. The following table sets out the number of Common shares, PSUs, DSUs and RSUs held by the Chief Executive Officer and the Named Executive Officers, the total at-risk value of such holdings, share ownership guidelines and requirements for such officers and the current status.

Share Ownership in Respect of Fiscal Year-Ended October 31, 2009

Executive	Common Shares[1] (#)	PSUs/RSUs /DSUs[2] (#)	Total Share Ownership[3] (#)	Total At-Risk Value of Share Ownership[4] ($000s)	Share Ownership Guideline	Share Ownership Requirement[5] ($000s)	Share Ownership Status[6]
S. DeFalco	0	251,100	251,100	2,197	4 x	2,979	Not yet achieved
D. Prince	2,536	75,000	77,536	678	2 x	669	achieved
A. Boorn	8,188	104,375	112,563	985	2 x	677	achieved
K. Horton	0	95,125	95,125	832	2 x	674	achieved
S. West	0	96,199	96,199	842	2 x	644	achieved
D. Spaight	0	55,000	55,000	481	2 x	681	Not yet achieved

1 Includes shares acquired through Company programs such as DPSP, GRSP and ESOP.

2 PSUs are included at target achievement and include the grant made in fiscal 2007 which expired on October 31, 2009.

3 Includes sum of Common shares and PSUs/RSUs/DSUs.

4 Based on highest share price for the six-month period ending October 31, 2009 of $8.75.

5 Based on three-year average salary as at October 31, 2009.

6 As at October 31, 2009, four Named Executive Officers achieved the required level of share ownership.

Executive Compensation

Compensation of Named Executive Officers

The following *Summary Compensation Table* sets forth the compensation earned by the Chief Executive Officer, the Chief Financial Officer and the four other most highly compensated executive officers of the Company, for services rendered in all capacities during the three fiscal years ending October 31, 2009. The values are based on the foreign exchange rate of the year of reporting, specifically C$1 = US$0.854876 in 2009, C$1 = US$0.97382 in 2008, and C$1 = US$0.90858 in 2007. Specific aspects of this compensation are dealt with in further detail in the tables that follow.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary[1] ($)	Share-Based Awards[2] (#)	Share-Based Awards[2] ($)	Option-Based Awards[3] (#)	Option-Based Awards[3] ($)	Annual Incentive Plans[4] ($)	Pension Value[5] ($)	All Other Compensation[6] ($)	Total Compensation ($)
S. DeFalco	2009	703,563	0	0	0	0	351,781	137,703	29,630	1,222,677
President &	2008	800,204	84,100	750,172	350,000	1,642,550	0	321,232	33,753	3,547,911
CEO	2007	730,877	75,000	947,378	400,000	2,044,666	1,481,531	158,231	38,132	5,400,815
D. Prince	2009	363,322	0	0	0	0	90,831	61,906	31,269	547,328
EVP, Finance	2008	409,526	35,000	312,200	48,000	225,264	33,110	94,281	35,082	1,109,463
& CFO	2007	230,963	20,000	252,634	70,000	355,178	223,147	50,129	83,309	1,195,360
A. Boorn	2009	320,579	0	0	0	0	80,145	61,159	31,078	492,960
President, MDS	2008	363,559	30,000	267,600	42,000	197,106	52,951	102,371	35,512	1,019,100
Analytical Technologies	2007	331,632	20,000	252,634	35,000	183,458	330,305	69,806	36,340	1,204,174
K. Horton	2009	353,333	0	0	0	0	88,750	65,007	31,840	538,930
EVP, Corporate Development	2008	342,500	30,000	267,600	42,000	197,106	34,500	100,198	31,840	973,744
& General Counsel	2007	315,764	17,000	214,739	50,000	255,891	315,764	63,705	33,028	1,198,890
S. West	2009	309,038	0	0	0	0	86,941	84,528	30,212	510,719
COO, MDS Inc. and President,	2008	346,875	30,000	267,600	36,000	168,948	287,618	98,369	34,005	1,203,415
MDS Nordion	2007	309,826	17,000	214,739	30,000	157,249	302,841	76,316	30,124	1,091,095
D. Spaight	2009	350,000	0	0	0	0	87,500	55,746	22,300	515,546
President, MDS Pharma	2008	345,833	15,000	133,800	42,000	197,106	0	47,675	22,300	803,715
Services	2007	325,000	20,000	252,634	35,000	201,917	130,000	66,216	10,800	1,041,567

1 Base salary earned by the Named Executive Officers for the fiscal year. There is no change from 2008 to 2009 C$ salary for Messrs. DeFalco, Prince and Boorn. The different values shown in the table are due to the currency exchange rate. (See prior summary write-up.) Mr. West's value reflects his promotion to Chief Operating Officer as well as the currency exchange rate fluctuation. Mr. Prince's 2007 value reflects his base salary pro-rated from his start date of March 12, 2007.

2 No share units were granted in 2009. For grants awarded in respect of fiscal 2008, the dollar value is based on the number of units multiplied by a share price of $8.92, the planning price used by the HRCC. The accounting share price for expense purposes is $6.36 which represents the closing share price on December 5, 2008. In 2007, the dollar value is based on the number of units multiplied by the closing share price at date of grant, multiplied by an expected value factor.

3 The options granted vest over a three-year period and expire after seven years. No options were granted in 2009. For grants awarded on June 17, 2008, the dollar value is based on the number of options multiplied by the planning share price of $18.05 used by the HRCC and a Black Scholes factor of 26%. The accounting share price for expense purposes is $15.91, which represents the closing price on June 17, 2008. The dollar value prior to 2008 is based on the number of options multiplied by the exercise price and a factor of 24.3% for the June 20, 2007 grant, 26.5% for the June 19, 2007 grant, 25.5% for the March 2007 hiring grant for Mr. Prince. For more details, see Long-Term Incentive Plan

4 Amounts in this column represent payments made under the Annual Incentive Plan. The fiscal 2007 incentive paid to Mr. Prince was pro-rated based on his hire date of March 12, 2007.

5 The Company contributes 15% of the total annual cash compensation as retirement contribution. See *Pension Plans* section for more details.

6 Other annual compensation consists of car allowance, financial planning and fitness membership paid during the fiscal year. In addition, for 2008 and 2009, premiums are included for the differential of programs not provided to other employees (Life Insurance of additional 1x salary and Accidental Death and Disability) for Messrs. Prince, Boorn and West. Differentiated benefit programs include Short-Term Disability, which does not incur a premium. No benefits were paid under this program in 2008. For Mr. Prince, the 2007 value includes his one-time signing incentive of $50,000.

The following chart sets out the outstanding stock option (LTIP) and share unit (MTIP) grants previously awarded to the named executives. The current stock market price is less than all exercise prices, and consequently stock options do not have any current value as at October 31, 2009. Share based awards are valued based only on the face value of the grant on October 31, 2009 without any other valuation factor.

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-Based Awards				Share-Based Awards		
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options[1] ($)	Number of Shares or Units that Have Not Vested[2]	Market Payout of Share Awards Not Vested at Minimum ($)	Market Payout Value of Share Awards Not Vested at Target[1] ($)
S. DeFalco							
2009 Incentive Awards	0	n/a	n/a	0	0	0	0
2008 Incentive Awards	350,000	US$15.91	17-Jun-15	0	84,100	0	670,277
2007 Incentive Awards	280,000	C$21.77	19-Jun-14	0	75,000	0	597,750
2007 Incentive Awards	20,000	C$20.68	20-Dec-13	0	-	-	-
2006 Incentive Awards	253,500	C$20.00	20-Dec-12	0	67,000[3]	0	533,990
2005 Incentive Awards	400,000	C$16.77	22-Apr-12	0	-	-	-
D. Prince							
2009 Incentive Awards	0	n/a	n/a	0	0	0	0
2008 Incentive Awards	48,000	US$15.91	17-Jun-15	0	35,000	0	278,950
2007 Incentive Awards	70,000	C$21.90	12-Mar-14	0	20,000	0	159,400
2007 Incentive Awards	-	-	-	-	20,000[3]	0	159,400
A. Boorn							
2009 Incentive Awards	0	n/a	n/a	0	0	0	0
2008 Incentive Awards	42,000	US$15.91	17-Jun-15	0	30,000	0	239,100
2007 Incentive Awards	35,000	C$21.77	19-Jun-14	0	20,000	0	159,400
2006 Incentive Awards	30,000	C$20.00	20-Dec-12	0	20,000[3]	0	159,400
2005 Incentive Awards	20,000	C$17.75	22-Dec-14	0	-	-	-
2004 Incentive Awards	20,000	C$19.65	10-Dec-13	0	-	-	-
2003 Incentive Awards	20,000	C$21.71	19-Dec-12	0	-	-	-
2002 Incentive Awards	17,500	C$18.90	20-Dec-11	0	-	-	-
2001 Incentive Awards	11,500	C$22.00	22-Dec-10	0	-	-	-
2000 Incentive Awards	8,760	C$13.95	9-Dec-09	0	-	-	-
K. Horton							
2009 Incentive Awards	0	n/a	n/a	0	0	0	0
2008 Incentive Awards	42,000	US$15.91	17-Jun-15	0	30,000	0	239,100
2007 Incentive Awards	35,000	C$21.77	19-Jun-14	0	17,000	0	135,490
2007 Incentive Awards	15,000	C$20.68	20-Dec-13	0	-	-	-
2006 Incentive Awards	35,000	C$19.28	1-Dec-12	0	20,000[3]	0	159,400
S. West							
2009 Incentive Awards	0	n/a	n/a	0	0	0	0
2008 Incentive Awards	36,000	US$15.91	17-Jun-15	0	30,000	0	239,100
2007 Incentive Awards	30,000	C$21.77	19-Jun-14	0	17,000	0	135,490
2006 Incentive Awards	22,500	C$20.00	20-Dec-12	-	20,000[3]	0	159,400
2005 Incentive Awards	14,000	C$17.75	22-Dec-14	-	-	-	-
2004 Incentive Awards	14,000	C$19.65	10-Dec-13	0	-	-	-
2003 Incentive Awards	15,000	C$18.58	31-Mar-13	0	-	-	-
D. Spaight							
2009 Incentive Awards	0	n/a	n/a	0	0	0	0
2008 Incentive Awards	42,000	US$15.91	17-Jun-15	0	15,000	0	119,550
2007 Incentive Awards	35,000	C$21.77	19-Jun-14	0	20,000	0	159,400
2006 Incentive Awards	30,000	C$22.49	27-Apr-13	0	20,000[3]	0	159,400

1 Calculation is based on a share price of $7.97 which is the closing price on October 31, 2009 on the New York Stock Exchange.

2 No share units were granted in respect of fiscal 2009. These share units exclude vested DSUs payable only on termination of employment.

3 These units had an expiry date of October 31, 2009 and have now been cancelled.

Incentive Plan Awards Value Vested or Earned During the Year

The table below provides information on the incentive plan awards that vested during 2009. There is no value vested to report in the following table for stock options in 2009 as the exercise prices are currently well above the market share price as of October 31. No share based awards were granted and no awards vested in the year, as the performance target from prior grants was not achieved.

Name	Option-Based Awards					Share-Based Awards			Cash Awards
	Grant Date	Number Granted	Exercise Price ($)	Number Vested	Value Vested During the Year ($)	Number Granted	Number Vested/ Expired in Current Year[1]	Value Vested During the Year ($)	Non-equity Incentive Plan Awards – 2009 AIP ($)
S. DeFalco									
2008 Incentive Awards	17-Jun-08	350,000	US$15.91	116,666	0	-	-	-	351,781
2007 Incentive Awards	19-Jun-07	280,000	C$21.77	93,333	0	-	-	-	
2006 Incentive Awards	20-Dec-06	20,000	C$20.68	6,667	0	40,000	20,000	0	
D. Prince									
2008 Incentive Awards	7-Jun-08	48,000	US$15.91	16,000	0	-	-	-	90,831
2007 Incentive Awards	12-Mar-07	70,000	C$21.76	23,333	0	25,000	25,000	0	
A. Boorn									
2008 Incentive Awards	17-Jun-08	42,000	US$15.91	14,000	0	-	-	-	80,145
2007 Incentive Awards	19-Jun-07	35,000	C$21.77	11,667	0	-	-	-	
2006 Incentive Awards	-	-	-	-	-	68,334	34,167	0	
2005 Incentive Awards	22-Dec-04	20,000	C$17.75	4,000	0	-	-	-	
K. Horton									
2008 Incentive Awards	17-Jun-08	42,000	US$15.91	14,000	0	-	-	-	88,750
2007 Incentive Awards	19-Jun-07	35,000	C$21.77	11,667	0	-	-	-	
2006 Incentive Awards	20-Dec-06	15,000	C$20.68	5,000	-	45,000	22,500	0	
S. West									
2008 Incentive Awards	17-Jun-08	36,000	US$15.91	12,000	0	-	-	-	86,941
2007 Incentive Awards	19-Jun-07	30,000	C$21.77	10,000	0	-	-	-	
2006 Incentive Awards	-	-	-	-	-	58,334	29,167	0	
2005 Incentive Awards	22-Dec-04	14,000	C$17.75	2,800	0	-	-	-	
D. Spaight									
2008 Incentive Awards	17-Jun-08	42,000	15.91	14,000	0	-	-	-	87,500
2007 Incentive Awards	19-Jun-07	35,000	21.77	11,667	0	-	-	-	
2006 Incentive Awards	27-Apr-06	30,000	22.49	10,000	0	56,250	56,250	0	

1 These units had an expiry date of October 31, 2008 and have now been cancelled.

Pension Plans

Each of the Named Executive Officers participates in a company-paid defined contribution pension arrangement. For all named executives including the CEO, the Company contributes 15% of total cash compensation defined as salary plus previous year's incentive payment to a pension account.

For Messrs. DeFalco, Prince, Boorn and West, the maximum amount allowed by the *Income Tax Act* is contributed to a Canadian registered pension plan and the balance is paid in the form of cash through bi-weekly pay deposits. The Canadian plan allows employees to choose how contributions are invested on their behalf from a range of investment options provided by a third-party fund manager. Mr Horton also holds a pension balance in the Canadian plan earned during his participation when he previously resided in Canada. His current contributions are made only to the U.S. plan.

Messrs. Horton and Spaight receive a contribution equal to 15% of his annual compensation. This is distributed across two retirement plan components: an amount is paid in the form of cash through bi-weekly pay deposits and the balance is allocated to an unfunded Supplementary Retirement Plan. Once the IRS maximum is exceeded, an unfunded Top Hat notional account is maintained. Top Hat earnings or losses are tracked against two investment options, the S&P 500 and the former Lehman Bond Fund which has been renamed the Barclays Aggregate Capital Fund. These two investment options are equally weighted for all participants. The earnings or losses are tracked each month and credited to the Top Hat accrual. The Top Hat account is not paid out to the participant until six months after leaving MDS. Earnings and losses are tracked during those six months. The pay out is processed through payroll and is taxable.

The following tables set out the retirement plan benefits.

2009 Retirement Plan Benefit Table (CANADA)

Name	Registered Plan Accumulated Value at Start of Year ($)	Compensatory Amount		Non-Compensatory Amount (Balance of Registered Plan Increase/ Decrease) ($)	Registered Plan Accumulated Value at Year End ($)	Total Accumulated Value + Excess Plan Contributions at Year End ($)
		2009 Registered Plan Contribution ($)	Cash Payment in Excess of Registered Plan			
S. DeFalco	54,286	18,807	118,896	6,290	79,384	198,280
D. Prince	26,899	18,807	43,099	8,131	53,837	96,395
A. Boorn	214,995	18,807	42,351	26,456	260,259	302,610
S. West	86,185	18,807	65,721	12,909	117,901	183,622
K. Horton	42,181	0	0	405	42,586	42,586

2009 Retirement Plan Benefit Table (U.S.)

Name	Accumulated Value at Start of Year ($)	Compensatory Amount		Non-Compensatory Amount (Balance of Account Increase/ Decrease ($)	Total Accumulated Value + Excess Plan Contributions
		2009 401(k) Plan Contribution ($)	2009 U.S. Top Hat Plan Contribution ($)		
K. Horton	102,612	26,300	38,707	26,256	193,875
D. Spaight	125,388	26,300	29,446	92,574	273,708

Employment Contracts and Termination of Employment

Employment contracts are currently in place for the CEO and each of the Named Executive Officers. The contracts set out the principal terms of the employment relationship with the Company, including the individual's overall role; the expectations of the Company around business practices including confidentiality, ethical behaviour and conflict of interest; and financial terms. In addition, the contracts detail the severance payments that will be provided on termination of employment and the consequent obligations of non-competition and non-solicitation.

Change in Control

The closure of the Analytical Technologies sale will constitute a Change In Control ("CIC") under the Company's CIC policy in fiscal 2010. Following the expected close of the Analytical Technologies sale, all executives will be eligible to be paid out under the provisions of the policy following the change in control. The CIC policy provides severance and other benefits to the participating executives only in the event that the executive is terminated without cause or terminates for good reason within 24 months following a change in control, or in anticipation of or preparation for change of control. The key policy parameters are set out below:

- Participation under the policy includes the Chief Executive Officer, the Chief Executive Officer's direct reports, and senior leaders in each of the businesses and at corporate headquarters who have either senior leadership roles or strategic responsibilities.
- If an executive is terminated without cause or terminates for good reason within 24 months following or in anticipation of a CIC, all PSUs held by such executive under the Company's Mid-Term Incentive Plan will be

vested at target performance and such equity will be paid out following CIC based on the share price at the time of vesting in accordance with the terms and conditions of the MTIP. Stock options will accelerate and immediately vest. The executive will be eligible to exercise the options up to 12 months from the date of termination.

- U.S. tax filers will have excise taxes required under the U.S. Internal Revenue Code 280G for golden parachute payments grossed up and paid on their behalf.
- The following chart sets out the Change in Control covered compensation multiples:

Executive	Annual Covered Compensation Multiple
CEO	3x
CEO Direct Reports	1x increasing to 2x at the second anniversary of reporting to the CEO

For the purpose of CIC and termination without cause, covered compensation used in the severance calculation is defined as the Executive's annual salary plus three-year average annual incentive plus annual car allowance plus annual retirement benefit during the most recent calendar year. If the executive has been employed for at least three months of the current fiscal year, the most recent three-year average annual incentive is paid in addition to the compensation multiple. As an approximation of future CIC payments, the following table sets out the payments that would have been made to the Named Executive Officers in the event that such executive was terminated without cause or terminated for good reason on October 31, 2009. The actual amount of future CIC payments may change as a result of timing, stock price and other factors. Severance payments are not expected to be made to Messrs. Boorn and West as their employment is expected to continue following the CIC.

	Change in Control					
Name	Triggering Event (Voluntary Involuntary Termination)	Severance Multiple	Cash Portion[1] ($000s)	Value of Vested Equity[2] ($000s)	Other Benefits[3] ($000s)	Total[4] ($000s)
S. DeFalco[5]	Involuntary	3x	4,391	1,486	25	5,902
D. Prince	Involuntary	2x	1,350	444	19	1,813
A. Boorn[6]	Involuntary	2x	1,238	681	14	1,934
K. Horton	Involuntary	2x	1,323	607	42	1,972
S. West[7]	Involuntary	2x	1,426	615	14	2,056
D. Spaight	Involuntary	2x	1,070	283	42	1,395

1 Cash severance is based on a multiple of cash compensation, which is defined as the sum of base salary, three-year average AIP, annual contribution to retirement program, and the annual car allowance as at October 31, 2009 plus the in-year AIP, which is the average AIP over the past three fiscal years. Given the announcement of the sale of MDS Analytical Technologies, the trigger of Change in Control is anticipated at the close of the transaction and termination of the CEO and his direct reports is anticipated in fiscal 2010. Therefore the three-year average AIP is based on the actual 2007, 2008 and 2009 payout.

2 Equity values include PSUs vesting at target and DSUs paid out based on the five-day average share price of $8.074 at October 31, 2009 on NYSE. This value does not include the share units that expired as of midnight October 31, 2009. $0 stock option value is assumed as all options are well above the stock market price at October 31, 2009.

3 Other benefits include the value of the premium for medical and dental and life insurance for the severance period.

4 Total value for termination following a change in control includes the cash portion, the equity value and the premium of medical and dental and life insurance over the severance period. A tax gross up may also be payable to Messrs. DeFalco, Prince, Spaight and Horton under the terms of their employment contracts in respect of the U.S. Internal Revenue Code Section 280(G). See next section for detail.

5 Mr. DeFalco will be entitled to receive his contractual severance payments upon stepping down from his position as President and Chief Executive Officer.

6 Mr. Boorn would be entitled to severance and benefits following the sale of MDS Analytical Technologies if his employment is terminated, however it is expected that he will be employed by the Buyer upon completion of the Sale. Pursuant to the Sale Agreement, the Buyer has agreed to indemnify the Company in respect of any severance and benefits amounts payable by the Company.

7 Data provided for Mr. West is hypothetical as it is expected his employment will be continued in the position of CEO, MDS Inc.

Transaction Incentive Plan and U.S. Internal Revenue Code 280G Excise Tax Gross Up

Incentive Plan

As previously discussed, the Board of Directors approved, in principle, a transaction incentive plan on March 11, 2009, which was subsequently implemented on May 20, 2009. The plan was designed to motivate and retain certain officers of the Company and to provide further incentive to officers to assist in the evaluation and implementation of strategic alternatives available to the Company. Each of the named executive officers is a participant in the plan.

The following table sets out the estimated payments that will be made in respect of the Transaction Incentive plan and the estimated Excise tax gross up payable to the named executives. These numbers assume business unit divestitures will be completed and payments will only be triggered if there is a change of control in the Company in fiscal 2010. Payments in addition to those set out below may be due following the completion of all business unit sales in accordance with the terms of the plan. Only U.S. tax filers are subject to the excise tax.

Name	Transaction Incentive 80% ($000s)[1]	Estimated Excise Tax Gross Up ($000s)[2]
S. DeFalco	1,694	4,100
D. Prince	504	1,124
A. Boorn	448	n/a
K. Horton	448	961
S. West	448	n/a
D. Spaight	441	780

1 Amounts payable under the Transaction Incentive Plan exclude amounts payable from the Discretionary Portion and are based on a gross pool of $700 million representing the gross proceeds from the sale of MDS Analytical Technologies and the sale of MDS Pharma Services Phase II-IV operations.

2 Estimated gross up excise tax applies to executive officers who are subject to US tax filing based on Section 280G of U.S. Internal Revenue Code based on all payments related to CIC.

Employment Termination Scenarios

The "Employment Termination Scenarios" table below illustrates the cash severance payment that would have been payable to each of the Named Executive Officers in the event of termination by the Company as of October 31, 2009 without cause or termination for good reason. In addition to the cash payment, each Named Executive Officer would have been provided with continued vesting and exercise privileges of their stock options for a period of 12 months following the termination of employment.

Per the terms of the executive contracts, all amounts in termination scenarios are paid as a lump sum following termination. In addition, 12 months medical and dental coverage and outplacement services are provided. No value has been attributed to these conditions in the table below.

Name	Resignation (Voluntary)[1] ($000s)	Termination with Cause (Constructive)[1] ($000s)	Termination without Cause (Involuntary)[2] ($000s)	Retirement[3] ($000s)
S. DeFalco	202	202	4,944	554
D. Prince	0	0	1,292	91
A. Boorn	278	278	1,450	358
K. Horton	227	227	1,492	316
S. West	236	236	1,557	323
D. Spaight	0	0	1,085	88

1 Include DSUs paid out at $8.074 based on the five-day average share price on NYSE at October 31, 2009.

2 Include the Cash Portion severance, in-year AIP and DSU payout based on the five-day average share price at October 31, 2009.

3 Include payment of in-year bonus and DSUs paid out based on the five-day average share price at October 31, 2009.

Conclusion

MDS believes the executive compensation programs result in total compensation awards that are reasonable and market competitive, are directly linked to performance and align the interests of our executives with shareholders.

Section 4: Corporate Governance Policies and Practices

Strong, effective corporate governance is a necessary foundation to high performance and to shareholder confidence and has been and remains a key commitment at MDS.

Board effectiveness is a combination of membership, commitment and structure and individual director effectiveness is a combination of competence, behaviour and independence. In developing and maintaining MDS's Corporate Governance Guidelines and Practices, the Board and the Corporate Governance & Nominating Committee ("CGNC") carefully consider all of these criteria.

The Company's Corporate Governance Guidelines and Practices adopted by the Board in 2004, reviewed annually and most recently amended in 2008, may be found on the Company website at www.mdsinc.com in the *Corporate Governance* section, under *Guidelines & Practices.*

Changes in 2009

In January of 2009, the Company established a special committee of the Board comprised of four independent members of the Board, Jim MacDonald, William Anderson, Robert Luba and Greg Spivy. The Committee was formed to further facilitate a focussed and thorough assessment of strategic alternatives available to the Company arising out of the strategic review process initiated in fiscal 2008, and to supervise and address any potential conflicts of interest of management that might arise in the context of any solicitation process. The Committee mandate included considering any material transactions involving the Company or one or more of its business units and to explore all strategic alternatives available to the Company.

In March of 2009, the Board was reduced from 12 to 10 directors with the retirement of Nelson Sims and Kathleen O'Neill.

Regulators and Good Governance Organizations

As a company listed on both the Toronto and New York stock exchanges, MDS is subject to various Canadian and U.S. legislation, rules, regulations and standards related to governance practices. In addition, organizations such as the Canadian Coalition for Good Governance ("CCGG"), RiskMetrics, other similar organizations and a number of institutional shareholders publish what they consider to be best practices in corporate governance. The Company, through the CGNC, reviews, on a regular basis, legislative and regulatory requirements as well as the best practice recommendations of these organizations and shareholders in establishing governance practices which it believes will best serve the Company and its shareholders. Schedule B to this Circular outlines MDS's governance practices in relation to the requirement of National Instrument 58-101 Disclosure of Governance Practices adopted by the Canadian Securities Administrators. The governance practices in Canada are fundamentally similar to overall U.S. legislative or regulatory governance practices.

Set out below are certain key governance practices that are, in the Company's view, essential in creating a board and committees that can function independently and effectively and add significant value to the Company.

Board Membership, Independence and Alignment

The Company believes that a strong and independent board with a variety of relevant skill sets is fundamental to assisting the Company in developing and assisting the Company to meet its strategic objectives. All directors, other than the Chief Executive Officer, are independent, their sole relationship with the Company being as members of the Board, committees or advisory boards and as shareholders.

Brief biographies of the directors setting out both their experience and areas of expertise and listing their affiliations and directorships are included earlier in this Circular and in the Company's website at www.mdsinc.com. The biographies describe the collective breadth, scope and diversity of the Board, which is essential to the Company and its global operations and evolving needs.

The CGNC reviews board composition on a regular basis, has established criteria and an evergreen list of potential board nominees is maintained by the Company based upon such needs. The CGNC utilizes both internal and external resources to populate the list of potential board nominees.

Chair

Jim MacDonald, Non-Executive Chair of the Board, meets all applicable independence standards. Mr. MacDonald reports to the Board of Directors and to the shareholders. As Board Chair, he is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the goals of the Company, including sustaining growth and maximizing shareholder value. Mr. MacDonald is also charged with providing appropriate oversight of the management of the ongoing business and affairs of MDS, and fostering and supporting ethical and responsible decision making.

His general duties include taking a leadership role in setting the tone and culture for effective and transparent dialogue and decision making at the Board, as well as working with the Chair of the CGNC and the Chief Executive Officer to develop a board composition that reflects the quality, skills and competencies needed to meet the needs of the Company and its stakeholders. The Chair's specific goals and objectives are established and approved annually by the Board on the recommendation of the CGNC. The goals and objectives are discussed and monitored regularly during the year and evaluated at year-end as part of the Chair's annual assessment. Mr. MacDonald holds non-executive sessions of the Board at the end of each regularly scheduled Board meeting, and at other times as required.

Director Ownership Requirement

All independent directors have an equity interest in the Company through ownership of shares and/or deferred share units. The Board has established guidelines providing for each independent director to own shares or DSUs in the Company with a value of not less than 5.0 x his/her annual retainer. Directors are given three years to accumulate such ownership position. To the extent the annual retainer is increased from time to time, directors are given three years from the date of such increase to accumulate any additional share ownership required in respect of such increase. As at October 31, 2009, eight of the nine independent director nominees owned shares and/or DSUs in the Company which exceed the established guidelines. Jim MacDonald, who became Chair in November 2008, is on track to meet such guidelines, and has until November 2011 to meet his minimum ownership requirements of C$1,000,000.

In addition and as further evidence of alignment with shareholders, as of the date of this Circular, seven of the nine independent director nominees, including the Chair, are receiving all of their compensation in DSUs. Non-executive directors are not entitled to participate in the Company's stock option plan.

Board Orientation and Continuing Education

In order to improve new directors' understanding of the businesses and more effectively utilize their capability in respect of the businesses, they are introduced to the various businesses of the Company through a comprehensive initial orientation program, including meetings with the senior executives at both corporate and operating levels, review of strategic and business plans, and site visits of the principal business operations. In addition, from a continuing education perspective, the Board holds meetings at various operating offices during the year, at which the local management reviews with the Board its strategies, business plans, opportunities and risks, and the Board has the opportunity of meeting and interacting with a broader range of the Company's employees. The Board regularly receives relevant articles, reports and other papers regarding the global life sciences market and the Company's particular businesses, strategy and governance, as well as periodic presentations, from outside consultants and specialists, related to industry trends, markets and the Company's position and opportunities in such markets. In addition, each director is entitled to attend one educational seminar or program, relevant to their duties, of his or her choice at the cost of the Company. Also see *Meetings and Strategic Planning* and *Risk Management.*

Board and Committee Evaluation

The Company has established a comprehensive program to evaluate both governance practices and Board and committee effectiveness. Questionnaires are circulated to all Board and committee members. The Company has developed two questionnaires which are used in alternate years. One questionnaire is very detailed in nature and the other broader seeking higher level comment and discussion. The detailed questionnaire seeks to rate performance in such areas as quality and content of information (such as financial, industry, risk, competition), communication (such as strategy and stakeholder issues or concerns) and dialogue (the right issues, the right amount of time), as well as Board and committee structure, participation and contribution. The questionnaires seek guidance, input and recommendations from each

Board member as to any practices which would enhance both Board and individual director effectiveness. The broader questionnaire focuses on matters such as Board engagement in strategic and business plans, effectiveness of the Company's Enterprise Risk Management process, the objectives of the Chief Executive Officer and senior management, sufficiency of internal controls and access to management and other third party consultants. The Chair of the Board and the Chair of the CGNC also meet annually with individual directors to review their performance and to discuss in more detail any issues or suggestions to improve their and the Board's effectiveness. The Chair of the Board and the Chair of the CGNC utilize both the responses to the questionnaires and the one-on-one meetings with Board members to prepare a detailed summary of the key areas requiring improvement and suggestions of how to improve governance practices and Board effectiveness. Board recommendations become an accountability of senior management, and regular monitoring and progress reports are provided to the CGNC and reported to the Board by the Chair of the CGNC. The CGNC also evaluates committee effectiveness and the chair of each committee on an annual basis. Finally, the CGNC also reviews the evaluation process annually so that it remains robust and relevant.

Term and Tenure

Given the size and global nature of the Company and the speed of change in the industry, the CGNC has established guidelines on both term and normal retirement age of directors. Subject to both annual performance review and election by the shareholders, Board members should anticipate serving for an initial period of three years. Tenure is based upon a member's continuing performance, the ongoing needs of the Company, and annual election by the shareholders but may not exceed 15 years as discussed earlier. The normal retirement age for Board members is 70; however, in unique circumstances the Committee has discretion to invite a member to continue on the Board beyond the normal retirement age.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges. Only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and who meet the additional qualifications prescribed under the New York Stock Exchange rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company's Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for members of audit committees including Ontario Securities Commission National Policy 58-201 and the Sarbanes-Oxley Act of 2002.

Each Board and Audit Committee member is required to complete an independence questionnaire and update such questionnaire if circumstances change during the year. Attached as Schedule D are the standards a director is required to meet in order to be considered independent.

Based upon the information provided by the directors in such questionnaires, the Board has determined that all existing directors and proposed nominees, other than Mr. West, are independent under all of the requisite regulatory and statutory criteria.

Meetings and Strategic Planning

The Board continued to meet actively in fiscal 2009. There were 13 Board meetings, six by way of teleconference.

The Company generally holds an annual two-day off-site meeting, involving the Board and senior management, devoted to the development and approval of the Company's strategic plan, and a one-day meeting devoted strictly to the Company's annual business plan. Having regard to the strategic review process discussed earlier under *Changes in 2009*, the Company held a one-day meeting involving the Board and senior management to review and approve the Company's strategic and annual business plan. The Board is actively involved on an ongoing basis in reviewing progress on such plans as well as reviewing and approving strategic investments. The Board is updated regularly throughout the year on progress against plan as well as on issues which might affect plan performance.

Risk Management

The Board plays a significant oversight role in risk management principally through the Audit, Human Resources & Compensation, and Environment, Health

& Safety committees. In addition, the Board has an ad hoc Enterprise Risk Management Committee comprised of the Chair of the Board and the chairs of each standing committee which reviews the Company's Enterprise Risk Management Program and reports to the Board on the Program's effectiveness on an annual basis. In addition, on a quarterly basis, the Board is provided with a summary of key strategic, compliance, operational and financial risks at a business unit and enterprise level. The summary outlines the risk category, a description of the risk, the level of risk, the trend of key risks versus the prior quarter, mitigation strategies, status and responsibility. Each risk is supported by a more detailed action plan. Monitoring key risks is also part of a regular monthly operating review process involving both business units and corporate senior management. The Company has also established a Risk Council comprised of senior leaders from both the business units and corporate. The Council members act as key liaisons with their respective business units or corporate functional area with respect to assessment and follow-up of key risks, status and action plans. The senior management team annually reviews the Enterprise Risk Management process and the key risks. In addition, input from both Board members and outside professionals is sought on both the effectiveness of and ways to improve the program.

Shareholder Communications

MDS has an established Disclosure Policy and a Disclosure Committee. Current members of the Committee include the Executive Vice-President, Finance & Chief Financial Officer; Senior Vice-President, Communications; Senior Vice-President Finance; Chief Accounting Officer; General Counsel; Corporate Secretary, or their respective designates. The Chief Executive Officer is an ex-officio member.

The principal objective of the Disclosure Policy is to establish a clear and effective process to provide timely, accurate, consistent and non-selective disclosure of material information to all of the Company's stakeholders. The Committee or designated members review and where appropriate approve or recommend approval to the Board or relevant standing committee all material external communications, including press releases.

In addition, the Board reviews and approves this Circular, the Annual Information Form and the annual financial reports and management's discussion and analysis and corresponding press release. The Audit Committee reviews and approves interim financial reports, interim management's discussion and analysis and corresponding press releases. The Chief Executive Officer, Chief Financial Officer, Senior Vice-President, Communications, and other representatives of the Company hold quarterly conference calls with buy- and sell-side analysts and business media. All shareholders have the ability to participate through a live audio webcast. These conference calls and investor conference presentations are also made available for a reasonable period in archived format on the MDS website.

MDS's Investor Relations group provides regular information on MDS activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company's website. In this manner, MDS is able not only to communicate developments on a timely basis to its stakeholders, but also to receive and respond to concerns or recommendations.

Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at www.mdsinc.com or at MDS Shareholder Communication Service at 1-888-MDS-7222.

Further information on the Company can also be found at www.sedar.com and www.sec.gov. In addition, shareholders can contact the Company's transfer agent in Canada, CIBC Mellon, by calling their answerline at 1-800-387-0825.

The Board's Duties and Responsibilities

Under its governing statute, the *Canada Business Corporations Act*, the Board has the statutory duty to manage or supervise the management of the business and affairs of the Company. In carrying out such duties, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors are also given the right to delegate certain of their duties and responsibilities to committees of the Board. Directors are required to approve the Company's Global Business Practice Standards and confirm annually that they will abide by such standards in carrying out their duties. As part of those standards, directors are required to disclose the nature and extent of any personal interest in any material contract or transaction made or proposed by the Company.

The principal duties and responsibilities which have been retained by the Board and not delegated to a committee include contributing to the formulation and approval of strategic plans; approving the annual financial statements of the Company; obtaining reasonable assurance as to the adequacy of the internal controls and management systems; approving all significant Company transactions; appointing the Chair, Chief Executive Officer and direct reports and planning for their succession on the recommendation of the Human Resources & Compensation Committee; overseeing the identification of the principal risks and the implementation of appropriate processes and systems to manage such risks; and reviewing and approving key policies developed by management around ethical conduct, compliance, and practices. A complete description of the Board's mandate, which is reviewed annually, is set out on the Company's website at www.mdsinc.com, under *Corporate Governance, Board and Committee Charters.*

The Committees

The Board does not have an executive committee but has created, and delegated some of its duties to, four standing committees of the Board: the Audit Committee; the Human Resources & Compensation Committee; the Corporate Governance & Nominating Committee; and the Environment, Health & Safety Committee. Each of the committees has a written charter, which sets out its principal duties and responsibilities, all of which are reviewed annually. A complete description of the charter of each of the committees is set out on the Company's website at www.mdsinc.com, under *Corporate Governance, Board and Committee Charters.*

All standing committees are comprised entirely of independent directors. In the case of the Audit Committee, the Board determined on October 21, 2008 that all of its members qualify as financially literate and that two members, Bob Luba and Bill Anderson, qualify as audit committee financial experts as currently defined under applicable regulatory standards.

The Board's determination that certain members qualify as audit committee financial experts does not impose greater duties, obligations or liabilities on such members, nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board.

The composition of each standing committee is reviewed annually and, where appropriate, changes are made to obtain fresh ideas while preserving continuity of experience and knowledge. In 2009, Bill Dempsey replaced Nelson Sims as Environment, Health & Safety Chair.

The composition and qualifications of the Audit Committee members are disclosed in the Annual Information Form, which can be found on the Company's website or at www.sedar.com, or in Form 40-F which can be found at www.sec.gov.

In addition to the standing committees, the Board appoints from time to time ad hoc committees of the Board to carry out specific projects. Depending upon the time commitment, directors are provided additional compensation either in the form of cash or DSUs for acting on such ad hoc committees.

Trading in Company Securities

The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and senior officers. There are no separate blackout periods related to non-insider participants of the Company's equity compensation plans. In addition, from time to time when the Company is engaged in material undisclosed activities, it may formally impose additional blackout periods on employees who are involved in or have knowledge of such transactions. These blackout periods apply to all securities whether held directly or in any equity compensation plan.

The Company's Insider Trading Policy requires insiders to notify the office of the General Counsel prior to any trading in the Company's securities, and strictly prohibits the trading in derivative securities of the Company at any time.

Under the *Ontario Securities Act*, directors and certain senior officers of the Company are required to report any trading in securities of the Company within 10 days of completing any trade.

Equity Compensation Plans

The Company's Stock Option Plan is available to all employees and other persons providing services to the Company on an ongoing basis, other than non-employee members of the Board of Directors; it provides for the grant to participants of options to purchase a specified number of shares at an exercise price defined in the plan.

The Company's Employee Share Purchase Plan, available to all employees, provides for purchase of shares of the Company on the open market and has been approved by the Board and the Toronto Stock Exchange.

No other compensation plans currently provide for the issuance of or right to purchase Company shares.

Business Conduct and Ethics

The Company's business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence. At MDS, ethical behaviour is the responsibility of everyone, not specified groups or individuals. The Company has established policies governing such areas as employment and business practices, personal conduct and conflicts of interest. These policies have been consolidated into Global Business Practice Standards, which were first introduced in 2004. The Standards are reviewed on a regular basis and amended as required. The Standards apply to all employees as well as the Board of Directors. On joining the Company each employee or director is required to review and commit to the Standards by signing a pledge or completing required training. Annual re-enforcement of the Standards is effected in a variety of ways including on-line testing, renewal of the pledge or completing required training. The Standards also encourage employees to seek advice on or report concerns about breaches or potential breaches of the Standards without fear of retribution. The Standards include a number of available resources for employees and others, including a fully outsourced Integrity Alert line for those wishing anonymity.

Employees are also able to reach out with questions or concerns to the Chief Executive Officer and our business unit leaders through internal web-based sites.

In addition to the Global Business Practice Standards, the Company has a separate Financial Code of Ethics, which applies to the Chief Executive Officer, Chief Financial Officer and all members of the financial management of the Company and its affiliates. The Financial Code of Ethics complements the Standards by addressing issues of particular importance and concern to employees involved in the finance function.

Our Global Business Practice Standards are available in the *Corporate Governance* section of our website at www.mdsinc.com under *Global Business Practices.* The Standards are also available to shareholders on request from the Corporate Secretary, MDS Inc., 2810 Matheson Boulevard East, Suite 500, Mississauga, Ontario, L4W 4X7, or by e-mail to the Corporate Secretary at peter.brent@mdsinc.com.

Nominating Committee Process

The Company's current governance guidelines and practices address a number of the disclosure rules including the requirement for a nominating committee, a nominating committee charter, and confirmation as to the independence of the committee's members under applicable listing standards.

In considering nominees for the Board, the Corporate Governance & Nominating Committee reviews the composition of the Board on a regular basis, taking into account a number of factors, including the evolving needs of the Company, the breadth and depth of experience of the Board members, as well as retirement age, diversity, fit and other factors. Currently such experience includes global operations, financial, strategy, capital markets, technology, life sciences, scientific, medical, sales and marketing, government, governance and human resources. Potential nominees for the Board currently come from a number of sources including recommendations by existing independent Board members, senior management and outside search firms.

All proposed candidates are reviewed by a number of members of the Board, including the Chair of the Board, the Chair of the CGNC, other Board members, the Chief Executive Officer and certain other members of the senior management team, as well as outside consultants. A final decision as to whether a candidate will be proposed to the shareholders as a nominee is made by the Board.

In addition, under the provisions of the *Canada Business Corporations Act*, shareholders who represent in the aggregate 5% or more of the Company's shares; have held the shares for at least six months, and wish to nominate an individual for election to the Board are entitled to do so by way of a shareholder proposal. Such proposal must be received by the Company at least 90 days before the anniversary date of this Notice, namely by October 8, 2010. Finally, shareholders have the right to make nominations from the floor at the Meeting. The Company believes that the current statutory rights provided to the shareholders adequately address the rights of shareholders to nominate directors.

Shareholder Communications with the Board

The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. All communications should be in writing and should be directed to the Company's

Chair or Corporate Secretary at MDS Inc., 2810 Matheson Boulevard East, Suite 500, Mississauga, Ontario, L4W 4X7, or by e-mail to peter.brent@mdsinc.com. The sender should indicate in the address whether it is intended for the entire Board, the independent directors as a group, or an individual director. Each communication intended for the Board or independent directors received by the Chair or Corporate Secretary will be forwarded to the intended recipients subject to compliance with instructions from the Board in effect from time to time concerning the treatment of inappropriate communications.

Overall Approach

The Board and senior management believe that the Company's current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including Ontario Securities Commission National Policy 58-201, the corporate governances rules of the New York Stock Exchange and the applicable Canadian or U.S. corporate and securities rules and regulations, including the provisions of the *Canada Business Corporations Act* and the U.S. Sarbanes-Oxley Act. In addition, where considered appropriate, the Company has considered and adopted the recommended best practices of CCGG, ISS and similar organizations. To the extent there are differences between the Canadian and U.S. governance requirements (and the U.S. requirements so allow), the Company has generally decided to follow the Canadian requirements. The Company does not consider any such differences material.

Approval by Directors

The contents and sending of this Circular have been approved by the Board of Directors of the Company.



Peter E. Brent

Senior Vice-President, Legal
and Corporate Secretary

January 8, 2010

Schedule A: Special Resolution Approving Change of Name of the Company

ARTICLES OF AMENDMENT

RESOLVED as a special resolution of the Company that the name of the Corporation is changed to Nordion Inc.; and

FURTHER RESOLVED that Articles of Amendment effecting the name change be filed with the proper authorities; and

FURTHER RESOLVED that any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this special resolution, such determination to be conclusively evidenced by the taking of any such actions.

Schedule B: Statement of Governance Practices

The following table describes the Company's current corporate governance practices in accordance with the requirements of the Ontario Securities Commission National Instrument 58-101, Disclosure of Corporate Governance Practices.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
Board of Directors		
1. (a) Disclose the identity of directors who are independent.	Yes	The Board has determined that all of the directors of the Company with the exception of Mr. West are independent. See disclosure under the *Director Independence* section of this Management Proxy Circular. In addition, all of the standing committees of the Board are composed entirely of independent directors.
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	See disclosure under the *Director Independence* section of this Management Proxy Circular.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.	Yes	All director nominees, with the exception of the CEO of the Company, are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	Such other directorships have been disclosed in the *Election of Directors* section of this Management Proxy Circular.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Yes	The independent directors of the Company meet after every regularly scheduled meeting without the attendance of non-independent directors or management.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Yes	Jim MacDonald serves as the Board Chair and is an independent director. He was appointed as Board Chair in November 2008. Terms of Reference for the Non-Executive Board Chair have been developed and approved by the Board and can be found in the Company's website at www.mdsinc.com, in the *Corporate Governance* section. Among other things, the Board Chair is expected to: 1. lead the Board and organize it to function in partnership with but independently of management so as to facilitate the achievement of the goals of the corporation including sustainable growth and maximizing shareholder value; provide appropriate oversight of management and the ongoing business and affairs of MDS; and foster and support ethical and responsible decision making; 2. consult both collectively and individually with all members of the Board, when necessary, to maximize the contribution of individual directors and performance of the Board and each of its committees as a whole; 3. in concert with the Chair of the Human Resources & Compensation Committee, review and assess the performance of the Chief Executive Officer and lead the process to recommend the Chief Executive Officer for appointment by the Board; and 4. set the tone and culture for effective and transparent dialogue and decision making by the Board.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Yes	Attendance records are fully disclosed in the *Election of Directors* section of this Management Proxy Circular. Pursuant to the Company's Corporate Governance Guidelines and Practices, directors are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director's absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Board Chair; the Committee Chair; the Chief Executive Officer; Chief Financial Officer; Executive Vice-President, Corporate Development & General Counsel; or the Corporate Secretary for a briefing on the substantive elements of the meeting.
Board Mandate 2. Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Yes	The Board of Directors' Charter is attached to this Management Proxy Circular as Schedule C.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
Position Descriptions 3. (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	Yes	A position description for the Board Chair and each Board Committee Chair, which is attached to the relevant Board Committee Charter, has been developed and approved by the Board and can be found on the Company's website at www.mdsinc.com.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	Yes	A written position description for the Chief Executive Officer has been developed and approved by the Board of Directors. The Chief Executive Officer reports to the Board and has general responsibility and authority to manage the overall business and affairs of the Company. Among other things, the Chief Executive Officer is expected to: 1. foster a culture that promotes ethical practices and personal integrity; 2. develop and recommend, in conjunction with senior management, the strategic direction and plan for the Company; 3. oversee, in conjunction with the Board where appropriate, the effective implementation of the strategic plan by senior management of the Company; 4. develop and recommend, in conjunction with senior management, the annual business plans of the major divisions, subsidiaries or business units of the Company and the material processes established by the Company to meet the financial and other obligations set forth in such plans; 5. review and oversee, in conjunction with the Board and senior management, effective implementation of all material processes established by the Company to manage and mitigate risk, financial affairs and performance of the Company; 6. review and oversee, in conjunction with the Board and senior management, an active and effective succession program at the senior management level of the Company; and 7. carry out specific accountabilities and responsibilities assigned annually or from time to time by the Board.
Orientation and Continuing Education 4. (a) Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	Yes	All new Board members are provided with a comprehensive orientation and education program. See *Board Orientation and Continuing Education.*

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Yes	The Board holds meetings each year at various operating offices, at which local management reviews with the Board its strategies, business plans, opportunities and risks. The Board also regularly receives relevant articles, reports and other papers on the life sciences market and the Company's particular businesses, strategy and governance, as well as periodic presentations from outside consultants and specialists related to industry trends, markets and the Company's position and opportunities in such markets.
Ethical Business Conduct		
5. (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The Company has comprehensive Global Business Practice Standards; see *Business Conduct and Ethics*. In addition, the Company has adopted a Financial Code of Ethics to supplement the Practice Standards; see *Business Conduct and Ethics*.
(i) disclose how a person or company may obtain a copy of the code;		The Practice Standards are posted on the Company's website at www.mdsinc.com, in the *Corporate Governance* section.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes	The Audit Committee receives quarterly reports from the Chief Privacy Officer as to renewals of Practice Standards as well as any reported issues, whether through the anonymous toll-free hotline or otherwise.
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	Yes	To the Company's knowledge there has been no conduct by our executive officers or directors that constitutes departure from the Practice Standards or Financial Code in the 2009 fiscal year and, accordingly, the filing of material change reports related thereto has not been required.
(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Yes	The Company's Practice Standards are clear concerning the requirement to remain free of conflicts of interest. All directors and officers are bound and have agreed to abide by such practices. This is reviewed annually. In addition, a director who has a conflict of interest regarding any particular matter under consideration must advise the Board and abstain from voting on the matter, and depending on the nature of the conflict, refrain from discussions relating to the matter.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The Practice Standards were distributed to all employees starting in July 2004. Beginning in late 2006, the Company adopted an annual on-line renewal process. In addition, on-line training and guidance is provided to employees.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
Nomination of Directors		
6. (a) Describe the process by which the board identifies new candidates for board nomination.	Yes	The Corporate Governance & Nominating Committee evaluates and recommends nominees for the Board in consultation with the Chairman and the Chief Executive Officer. The Committee regularly reviews the composition of the Board to determine what additional competencies, skills and personal qualities might be added to the Board with regard to the Company's evolving needs. Criteria include a successful record in senior management of global businesses, including operations, financial, strategy, capital markets, technology, life sciences, sales and marketing, government, governance, human resources, medical and/or scientific expertise. The Company maintains an evergreen list of potential candidates based on its specific needs, which is developed both internally and with outside assistance.
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	Yes	The Corporate Governance & Nominating Committee is composed entirely of independent Board members.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes	The responsibilities, powers and operation of the Corporate Governance & Nominating Committee are set out in its charter, which is available on the Company's website at www.mdsinc.com, in the *Corporate Governance* section. The Committee is responsible for all matters relating to corporate governance practices, director recruitment, director orientation and continuing education, and for the regular evaluation of the Board of Directors and its committees.
Compensation		
7. (a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	Yes	Director and officer compensation is established based on comparator and peer groups and on the advice of an external independent consultant. Please refer to *Directors' Remuneration* and *Statement of Executive Compensation.*
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	Yes	The Human Resources & Compensation Committee is composed entirely of independent Board members.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes	The responsibilities, powers and operation of the Human Resources & Compensation Committee are set out in its charter, which is available on the Company's website at www.mdsinc.com, in the *Corporate Governance* section. The Committee is responsible, in consultation with management, for all matters relating to compensation philosophy and practices; management development and succession; and board and senior management compensation.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Yes	The Company engaged Towers Perrin as its independent executive compensation consultant on all matters relating to the compensation of the Chief Executive Officer, his direct reports and directors of the Company. Please refer to *Statement of Executive Compensation.* Towers Perrin has not been retained to perform other work for the Company.
Other Board Committees 8. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes	In addition to the Audit, Human Resources & Compensation, and Corporate Governance & Nominating Committees, the Board also has an Environment, Health & Safety Committee, which assists the Board in reviewing and recommending for approval policies and programs, management systems and performance with respect to safety, health and environment matters affecting the Company.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
Assessments		
9. Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	Yes	A complete review of the Board, its committees and individual director performance is carried out annually by the Corporate Governance & Nominating Committee and by the Chair of the Board. **1. Annual Assessment of Board Effectiveness** Each year all Board members are surveyed regarding governance practices, Board performance and improvement opportunities. The Company has developed two questionnaires which may be used in alternate years. One questionnaire seeks detailed responses to governance practices and the other seeks broader more high-level questions related to strategies to improve over-all effectiveness. The questionnaires are initially reviewed by the Chair of the Board and secondly by the Chair of the Corporate Governance & Nominating Committee. A detailed summary is then prepared for the Board and key areas requiring improvement are developed and become management accountabilities, as appropriate, during the year. Progress on each such area is regularly reported to and monitored by the Corporate Governance & Nominating Committee and reported to the Board during the year. **2. Annual Assessment of Each of the Committees and Respective Chairs** Each year members of each of the standing committees are also provided with a questionnaire with respect to the functioning of their committee. Committee members are asked to evaluate the effectiveness of the committee and committee chair and to make any suggestions for improvement. Results are shared with committee members and recommended improvements become an accountability of the chair of the applicable committee. **3. Annual Assessment of the Board Chair by Members of the Board** Each year members of the Board are asked to assess and comment on the effectiveness of the Board Chair as well as the achievement of the particular goals and objectives which have been established for the Chair for a particular year by the Board. Individual responses are received by the Chair of the Corporate Governance & Nominating Committee. A summary report is then provided to the Board Chair and the full Board, with no attribution of comments to individual directors without their consent.

Disclosure Requirement Under Form 58-101F1	MDS Compliance	Comments
		4. **Annual Assessment of Individual Directors** Each year, as part of the annual assessment of Board and committee effectiveness, the Board Chair and the Chair of Corporate Governance & Nominating Committee meet with each director individually to engage in full and frank two-way discussion of any and all issues that either wishes to raise, including the effectiveness of other directors, with a focus on maximizing the contribution of each director to the Board and committees. The Board Chair and Chair of the Corporate Governance & Nominating Committee share peer feedback with each director as appropriate and review progress and action taken.

CHARTER OF THE BOARD OF DIRECTORS OF MDS INC.

STATEMENT OF PURPOSE

The Board of Directors (the "Board") of MDS Inc. (the "Corporation") is elected by the Corporation's shareholders. The Board is responsible for overseeing the management of the Corporation's business and affairs.

APPROVAL OF CHARTER

The Board shall review and reassess the adequacy of this Charter on an annual basis and at such other times as it considers appropriate.

STATUTORY DUTIES

MDS is a Canadian, federally chartered company and accordingly, the statutory duties and responsibilities of its Board are outlined in the provisions of the *Canada Business Corporations Act* (the "Act").

STANDARD OF CARE

In discharging his or her duties, each Director shall act honestly and in good faith with a view to the best interests of the Corporation; and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (s.122 (1) of the Act). In determining the best interests of the Corporation, a Director shall have regard to the interest of all Shareholders. In determining whether Directors have fulfilled their duties, both procedural and substantive aspects of their conduct are relevant. The procedural aspect requires Directors to make reasonable inquiry into all relevant information available to them (informed decisions) and from a substantive aspect requires the decision to have been made honestly, prudently, in good faith and on reasonable grounds (business judgment rule).

DELEGATION

The Board is entitled to appoint a Committee of Directors and delegate to the Committee any of the Board's power, with certain exceptions outlined in the Act. These exceptions include approval of the annual financial statements, the management proxy circular or any take-over bid circular; any issue of securities or declaration of dividends; appointment of additional Directors; the purchase, redemption or acquisition of issued shares of the Corporation or the adoption, amendment or repeal of by-laws (s.115 (1) and (3) of the Act).

The Board has delegated certain of its responsibilities to certain standing Committees of Directors including Audit, Environment, Health & Safety, Human Resources & Compensation and Corporate Governance & Nominating with specific charters. The Board has the duty to approve the charters and any amendments thereto.

DISCLOSURE OF INTEREST IN MATERIAL CONTRACT OR TRANSACTION

Directors are required to disclose to the Corporation, in writing or by requesting to have it entered into the Minutes of meetings of the Board or Committee, the nature and extent of any personal interest in any material contract or transaction made or proposed with the Corporation. In the event the Board determines that a conflict of interest exists, then the Director with such conflict shall refrain from voting on any resolution related to such contract or transaction.

CODE OF ETHICS AND BUSINESS CONDUCT

The Board shall approve the terms of the Corporation's Global Business Practice Standards, and each Director shall confirm his or her responsibility to abide by the terms by signing the Director Pledge contained in such Standards.

GOVERNANCE GUIDELINES AND PRACTICES

The Board shall approve the terms of the Corporation's Governance Guidelines and Practices and any amendments thereto.

SPECIFIC DUTIES AND RESPONSIBILITIES

In adopting this Charter and in order to carry out its statutory responsibilities within the defined duty of care, the Board shall, assume the following principal duties and responsibilities:

- contribute to the formulation of, approve and oversee the implementation of the strategic and business operating plans of the Corporation;
- oversee the identification by Management of the principal risks of the Corporation's businesses as well as the implementation, by Management, of appropriate processes and systems to manage such risks;
- appoint the CEO and approve the appointment of the other Senior Executives of the Corporation and review their performance and compensation and plan for their succession upon recommendation of the Human Resources & Compensation Committee;
- review and approve Management's recommendations regarding major decisions and actions, including acquisitions, divestitures, financings and capital expenditures;
- review and approve key policies developed by Management on various issues such as ethics, compliance, communications and public disclosures and review, approve and monitor compliance with policies adopted by the Board;
- oversee the Corporation's public communication policies and their implementation, including disclosure of material information on a timely and non-elective basis, investor relations and shareholder communications;
- oversee, with the Audit Committee, financial reporting and disclosure of the Corporation to obtain reasonable assurance that
    - the Corporation complies with all applicable laws and regulations of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure, and
    - the accounting policies and practices, significant judgments and disclosures which underlie or are incorporated in the Corporation's financial statements are appropriate having regard to the Corporation's businesses; and
- review and approve the annual financial statements, annual management discussion and analysis, management proxy circular and annual information form and disclosure thereof to the relevant parties and review and obtain reasonable assurance as to the integrity of the Corporation's internal controls and management systems.

The essence of the Board's responsibility is one of reviewing, overseeing and monitoring to gain reasonable assurance (but not to ensure) that the business and affairs of the Corporation are being conducted properly and effectively.

BOARD STRUCTURE AND COMPOSITION

Membership Criteria

The Board shall consist of such members that, from time to time, have the best mix of skills, experience and personal qualities to guide the long-term strategy and ongoing business operations of the Corporation.

Number of Members

The Board shall consist of such number of Directors as the Board may determine from time to time based upon a recommendation of the Corporate Governance & Nominating Committee, provided that such number shall be within the minimum and maximum number of Directors (3 to 20) set out in the Corporation's Articles.

Director Independence

The Board shall be comprised of a majority of Directors that are independent of the Corporation as determined in accordance with applicable law and regulatory guidelines or standards.

Chairman

The Board shall, upon recommendation of the Corporate Governance & Nominating Committee, appoint the Chair from among the independent members of the Board. The Chair shall have such duties and responsibilities as may be assigned from time to time by the Board.

MEETINGS OF THE BOARD

Quorum

A quorum of the Board shall be a majority of its Members.

Number of Board Meetings

The Board shall meet as often as may be required to carry out its duties.

Board Meeting Agenda and Information for Board Meetings

The Chair and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting.

Notice of the principal matters to be addressed at all Board meetings shall be distributed to Directors well in advance of each meeting. In addition, the Directors shall be provided with sufficient materials in order to appropriately consider such matters.

Management and Others at Board Meetings

The Board may request any officer or employee of the Corporation or other outside advisors to attend meetings of the Board or to meet or provide consultations to the Board or any member thereof.

Members of the Executive Management Team of the Corporation shall normally attend meetings of the Board, other than Executive Sessions.

Executive Sessions of Independent Directors

The independent Directors of the Board shall meet at the end of each regularly scheduled meeting of the Board and at such other times as determined by the Chair, without Management present.

Resolutions

Resolutions of the Board passed at a meeting shall require approval by a simple majority of members voting on such resolution.

Any decision or determination of the Board reduced to writing and signed by all of the members of the Board shall be fully as effective as if it had been made at a meeting duly called and held.

BOARD COMMITTEES

Unless otherwise determined by the Board, all members of standing Committees of the Board shall be independent in accordance with applicable laws, regulations, standards and listing requirements to which the Corporation is subject.

Each Committee Chair shall report to the Board at the next regularly scheduled Board meeting following each Committee meeting unless in the Committee Chair's discretion, earlier reporting is warranted.

BOARD CONFIDENTIALITY

Directors shall maintain the absolute confidentiality of the deliberations and decisions of the Board and information received in respect thereof, except as may be specified by the Chair or if the information is otherwise publicly disclosed by the Corporation.

OTHER ADVISORS

The Board or designated Committee thereof shall have the authority to consider and, if appropriate, approve the engagement of outside advisors by any Director, or Committee Member, at the Corporation's expense.

Schedule D: Independence Standards

In order to be considered independent, a director must meet the following independence standards:

(1) A director will not be independent if, within the preceding three years:

   (a) the director or immediate family member of the director was employed by the Company as an executive officer;

   (b) the director or immediate family member of the director has received, or is expected to receive, from the Company direct compensation in excess of C$75,000 in any 12-month period in any of the preceding three years, other than Board or committee fees;

   (c) the director or immediate family member of the director was employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that other company's compensation committee; or

   (d) the director or immediate family member of the director (i) is a current partner of a firm that is the Company's internal or external auditor; (ii) is a current employee of such a firm and personally works on the Company's audit; or (iii) has been at any time during the preceding three years (but is no longer), a partner or employee of such a firm and personally worked on the Company's audit within that time.

(2) In addition, if a director has any of the following commercial or charitable relationships, such director may not be considered to be independent:

   (a) The director has served as an employee of, or any of his or her immediate family members has served as an executive officer of, another company that makes payments to, or receives payments from, the Company for property or services in an amount that, in any of the three most recent fiscal years, exceeds the greater of $1 million or 2% of the annual consolidated gross revenues of the company for which such director, or any of his or her immediate family members, has served as an executive officer (or as an employee in the case of the director).

   (b) The director has served as an executive officer of a charitable organization, and the Company's discretionary charitable contributions to that organization exceed the greater of $1 million or 2% of that organization's total annual consolidated gross revenues within any of the three most recent fiscal years (provided that the Company's matching of employee charitable contributions will not be included in the amount of the Company's contributions for this purpose).

MDS Inc.
2810 Matheson Boulevard East,
Suite 500
Mississauga, Ontario L4W 4X7
Canada
www.mdsinc.com


MDS

Science advancing health

This Form of Proxy is solicited by and on behalf of management.

Appointment of Proxyholder

The undersigned shareholder of MDS Inc. hereby appoints: Peter Dans, Senior Vice-President, Finance, or, failing him, Peter E. Brent, Senior Vice-President, Legal and Corporate Secretary

OR Print the name of the person you are appointing if this person is someone other than the individuals listed >> ______________________

as proxy of the undersigned, to attend, act and vote in respect of all common shares registered in the name of the undersigned at the Annual and Special Meeting of Shareholders of MDS Inc. to be held at 11:00 a.m. (Toronto time) on March 11, 2010, at Brookstreet Hotel, 525 Legget Drive, Ottawa, Ontario, Canada, (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. Without limiting the general powers and authority hereby conferred on the form of proxy, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as follows:

Each shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act on his or her behalf at the Meeting other than the person designated in this form of proxy. Such right may be exercised by striking out the printed names and by inserting in the space provided the name of the person or company to be appointed. A proxy may be revoked in the manner set out in the management proxy circular dated January 8, 2010 (the "Circular").

The directors and management recommend shareholders vote FOR items 1, 2 and 3 below.

1. Election of Directors

		FOR	WITHHOLD
1.	W. D. Anderson >>	☐	☐
2.	W. G. Dempsey >>	☐	☐
3.	W. A. Etherington >>	☐	☐
4.	R. W. Luba >>	☐	☐
5.	J. S. A. MacDonald >>	☐	☐
6.	M. A. Mogford >>	☐	☐
7.	G. P. Spivy >>	☐	☐
8.	S. M. West >>	☐	☐

2. Appointment of Auditors

	FOR	WITHHOLD
Appointment of Ernst & Young LLP as Auditors, and authorizing the directors to fix their remuneration >>	☐	☐

3. Change of Name of the Company

	FOR	AGAINST
Special resolution approving the change of name of the Company to Nordion Inc. >>	☐	☐

This form of proxy confers discretionary authority for the above-named persons to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this form of proxy and any other matter which may properly come before the Meeting.

Authorized Signature(s) – sign here – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR the matters identified above.**

Signature(s) ______________________

Date ______________________

Shareholder Documents

- **All registered and non-registered shareholders: To receive the Company's Interim Reports by mail in 2010**, please complete and return the enclosed "Request for Interim Financial Statements" form to CIBC Mellon Trust Company.
- **Only registered shareholders: To receive shareholder documents by the Internet**, including Interim reports, please complete and return the enclosed "Consent to Electronic Delivery of Materials" form to CIBC Mellon Trust Company. If you consent to electronic delivery, you need **not** also complete and return the Request for Interim Financial Statements form.

MDS
Science advancing health

Form of Proxy – Annual and Special Meeting To Be Held on March 11, 2010

CONTROL NUMBER

Notes to Proxy

1. This proxy must be signed by a shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
2. If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the name must be printed in the space provided. This proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.
3. Some shareholders may own shares as both a registered shareholder and as a beneficial shareholder; in which case, you may receive more than one Circular and will need to vote separately as a registered shareholder and as a beneficial shareholder. Beneficial shareholders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of shares they beneficially own. Beneficial shareholders should follow instructions for voting conveyed to them by their intermediaries.
4. If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of that share.

All shareholders should refer to the accompanying Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY, 7 DAYS A WEEK



TO VOTE BY MAIL

- Complete, sign and return this form in the envelope provided to the Company's transfer agent and registrar, CIBC Mellon Trust Company, Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1.
- Proxy instructions must be received by 11:00 a.m. (EDT), March 9, 2010.
- If this proxy is not dated, it will be deemed to be dated on the date upon which it was mailed to the Company.



TO VOTE BY INTERNET

- Go to the following website, www.eproxyvoting.com/mds, and follow instructions on the website.
- Proxy instructions must be received by 11:00 a.m. (EDT), March 9, 2010.



TO VOTE BY TELEPHONE OR FAX
(Only Available Within Canada and U.S.)

- Using a touch-tone phone:
  - call toll free **1-866-271-1207** (English and French) and follow the voice instructions; or
  - fax toll free **1-866-781-3111**
- Proxy instructions must be received by 11:00 a.m. (EDT), March 9, 2010.

To vote by telephone or the Internet, you will need to provide your **CONTROL NUMBER** listed on the top left corner.
If you vote by telephone or the Internet, DO NOT mail back this form of proxy.
Proxies submitted must be received by 11:00 a.m. (EDT) on **March 9, 2010.** In the event that the meeting is adjourned or postponed, no later than 11:00 a.m. (EST) at least two business days preceding the date to which the meeting is adjourned or postponed.